  As filed with the Securities and Exchange Commission on November 12, 1997.
                                                  Registration No. 333-38483

===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             ---------------------
                                AMENDMENT NO. 1
                                       to

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                            ---------------------

                            U.S. Home & Garden Inc.
            (Exact name of registrant as specified in its charter)

              Delaware                                   2879                               77-0262908
 (State or other jurisdiction of              (Primary standard industrial                (IRS employer
  incorporation or organization)                 classification number)               identification number)

                             655 Montgomery Street
                            San Francisco, CA 94111
                                (415) 616-8111
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------
                           Robert Kassel, President
                            U.S. Home & Garden Inc.
                             655 Montgomery Street
                            San Francisco, CA 94111
                                (415) 616-8111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ---------------------

                                  Copies to:


   Robert J. Mittman, Esq.                            Kenneth R. Lamb, Esq.
  Tenzer Greenblatt LLP                           Gibson, Dunn & Crutcher LLP
   405 Lexington Avenue                               One Montgomery Street
  New York, New York 10174                               Telesis Tower
Telephone No. (212) 885-5000                    San Francisco, California 94104
Telecopier No. (212) 885-5001                   Telephone No. (415) 393-8200
                                                Telecopier No. (415) 986-5309

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                            ---------------------
     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.
===============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED NOVEMBER 12, 1997

                               6,000,000 Shares

                            U.S. HOME & GARDEN INC.

                                 Common Stock

                            ---------------------

     Of the 6,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), of U.S. Home & Garden Inc. (the "Company") offered hereby, 5,100,000 shares are being sold by the Company and 900,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the Common Stock offered by the Selling Stockholders. The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "USHG." On November 10, 1997, the last reported sale price of the Common Stock as reported on the Nasdaq SmallCap Market was $4.50 per share. See "Price Range of Common Stock."

                             ---------------------
See "Risk Factors" beginning on Page 9 for a discussion of certain information that should be considered by prospective purchasers of the Common Stock offered hereby.
                            ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================
                                   Underwriting     Proceeds to    Proceeds to the
                     Price to     Discounts and         the           Selling
                    the Public    Commissions(1)    Company(2)      Stockholders
-----------------------------------------------------------------------------------
Per Share  ......     $                $               $                $
-----------------------------------------------------------------------------------
Total(3)   ......     $                $               $                $
===================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters by the Company and the Selling Stockholders and other matters.

(2) Before deducting expenses of the offering, payable by the Company, estimated at $815,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 900,000 shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company
    will be $    , $    , and $    , respectively. See "Underwriting."
                            ---------------------
     The shares of Common Stock are being offered hereby by the Underwriters named herein, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriters and subject to certain prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York at the offices of EVEREN Clearing Corporation or through the facilities of The Depository Trust Company on or about , 1997.

EVEREN Securities, Inc.                                  JOSEPHTHAL LYON & ROSS
                                                              INCORPORATED

                  The date of this Prospectus is       , 1997

                    U. S.  H o m e  &  G a r d e n  I n c.
--------------------------------------------------------------------------------
                            [Photos to be provided]


















                         SOME OF THE COMPANY'S ACCOUNTS


-------------------------------------------------------------------------------
        Home Improvement Centers            Mass Merchants      Co-ops
-------------------------------------------------------------------------------
    Builder's Square     Home Quarters      Country General     Ace Hardware
    Eagle Hardware       Lowe's             Kmart               Mid-States
    Hechinger            Orchard Supply     Scotty's            True*Serve
    HomeBase             Yardbirds          Wal-Mart
    Home Depot
-------------------------------------------------------------------------------


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN
TRANSACTIONS, ON THE NASDAQ SMALLCAP MARKET OR OTHERWISE, WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ SMALLCAP MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Except as otherwise indicated, all per share data and information in this Prospectus relating to the number of shares of Common Stock outstanding assumes no exercise of the Underwriters' over-allotment option to purchase an additional 900,000 shares of Common Stock from the Company. See "Underwriting."

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Prospectus contains statements that are forward-looking, such as statements relating to plans for future activities. Such forward-looking information involves important risks and uncertainties that could significantly affect results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to the Company's growth strategy, customer concentration, outstanding indebtedness, dependence on weather conditions, seasonality, expansion and other activities of competitors, changes in federal or state environmental laws and the administration of such laws, protection of trademarks and other proprietary rights and the general condition of the economy and its effect on the securities markets. See "Risk Factors."


                                  The Company

     U.S. Home & Garden Inc. (the "Company") is a leading manufacturer and marketer of a broad range of consumer lawn and garden products. The Company's products include weed preventive landscape fabrics, fertilizer spikes, decorative landscape edging, shade cloth and root feeders, which are sold under recognized brand names such as WeedBlock(R), Jobe's(R), Emerald Edge(R), Shade Fabric(TM) and Ross(R). The Company believes that it has significant market share and brand-name recognition in several of its primary product categories. The Company markets its products through most large national home improvement and mass merchant retailers ("Retail Accounts"), including Home Depot, Lowe's, Kmart, Builder's Square, Wal-Mart and Home Base.

     The Company has experienced significant growth in recent years. Net sales, income from operations and net income grew at average compound annual rates of 63%, 77% and 42%, respectively, during the period from the fiscal year ended June 30, 1995 through the fiscal year ended June 30, 1997. The Company achieved record results from operations for the fiscal year ended June 30, 1997, with net sales, income from operations and net income increasing to $52.0 million, $10.7 million and $3.2 million, respectively, from $27.0 million, $3.7 million and $2.5 million for the fiscal year ended June 30, 1996. The Company believes that its success has been primarily attributable to the expansion of its product lines through the acquisition of complementary lawn and garden businesses, the quality of its products, its focus on providing Retail Accounts with a single source of lawn and garden products, the efficiency and reliability of its inventory tracking and order fulfillment systems and its distinctive advertising and in-store displays.


Lawn and Garden Industry

     Historically, the lawn and garden industry was comprised of relatively small regional manufacturers and distributors whose products were sold to consumers primarily through local nurseries and garden centers. As the industry has grown, national home improvement and mass merchant retailers have replaced many of these local garden centers as the primary retail source for lawn and garden products. In an effort to improve operating margins and reduce the number of vendors needed to source high volume lawn and garden products, the preference among home improvement and mass merchant retailers has shifted to single source suppliers such as the Company that offer broad product lines of consumer brand-name merchandise and provide the product support necessary to stimulate consumer demand and ensure timely and cost effective order fulfillment. Smaller regional suppliers generally lack the capital and other resources necessary to offer the variety and number of product lines, the product support and the inventory stocking and tracking capabilities required by home improvement and mass merchant retailers.

     Regional manufacturers, distributors and marketers are now largely fragmented and the Company believes that many of them are attractive acquisition candidates for larger suppliers and distributors in the lawn and garden industry. The Company has historically been successful in locating, acquiring and integrating certain of these manufacturers and distributors into its business and intends to continue its acquisition program as a principal component of its growth strategy.

     According to the 1996-1997 National Gardening Survey, 1996 retail sales of lawn and garden products were approximately $22 billion and 64% of the approximately 101 million households in the United States participated in some form of gardening activity during 1996. In addition, sales growth in the lawn and garden industry is being driven in part by the aging of the "baby boomer" consumer segment. According to the National Gardening Survey, persons 50 years of age and older spent an average of $400 per household on lawn and garden activities in 1996.


Business Strategy

     The Company's business objective is to be a leading single source supplier of lawn and garden products to Retail Accounts and its strategy includes: (i) marketing low-cost, high-margin products that stimulate impulse buying by consumers; (ii) supplying Retail Accounts with a broad range of brand-name products within each of its product catergories; (iii) utilizing distinctive packaging and point-of-purchase product displays, new product introductions and other merchandising techniques to stimulate consumer demand;
(iv) generating brand-name recognition of its products through national marketing and advertising programs; and (v) promoting Retail Account satisfaction by providing them with timely and cost efficient order fulfillment services.


Growth Strategy

     The Company attributes its historical growth and success to its ability to capitalize on the consolidation of the lawn and garden industry by locating, acquiring and effectively integrating acquisition targets and its ability to act as an efficient single source supplier of a broad range of quality products. The Company intends to continue this growth strategy, which consists of the following principal components:

   o Pursue Additional Strategic Acquisitions. The Company plans to continue its primary strategy of acquiring complementary lawn and garden companies and product lines. The Company has consummated five (5) such acquisitions since 1992 and recently entered into a non-binding letter of intent to acquire another lawn and garden product business. By consolidating companies with complementary product lines, the Company believes it can capitalize on its existing channels of distribution and gain market share by increasing sales to its Retail Accounts.

   o Increase Brand Awareness. The Company intends to enhance existing consumer brand awareness by expanding its advertising and marketing efforts with an emphasis on its Jobe's fertilizer spikes, a nationally-recognized brand name. The Company believes that the modernization of its Jobe's packaging, together with a national television advertising campaign targeted at the "baby boomer" consumer segment, will allow it to further capitalize on its brand name recognition.

   o Utilize Existing Infrastructure. The Company's management and administrative infrastructure has been designed to accommodate the integration of additional products when suitable lawn and garden companies and product lines are identified and acquired. The Company believes that its ability to efficiently integrate new businesses and product lines into its existing infrastructure will result in significant savings in the areas of management, distribution, marketing and customer service. The Company also believes that its infrastructure, including its on-line inventory tracking and order fulfillment capabilities, allows it to be an effective and efficient source of lawn and garden products for Retail Accounts.

   o Focus on High-Volume Retailers. National high-volume retailers such as the Company's Retail Accounts are gaining an increasing share of the lawn and garden retail market. By focusing on the emergence of high-volume retailers and their needs, including providing broad product lines, order fulfillment capabilities and marketing and merchandising programs, the Company believes that it will increase its market share and enhance its position as a leading single source supplier of lawn and garden products.


Recent and Proposed Acquisitions

     Since August 1992, the Company has consummated the following five (5) acquisitions of lawn and garden companies or product lines for a total of over $56 million in consideration:

   o Golden West Chemical Distributors, Inc. A manufacturer of humic acid-based products designed to improve crop yield, which was acquired in August 1992 for aggregate consideration of approximately $2.2 million.

   o Easy Gardener, Inc. A manufacturer of multiple fabric landscaping products including WeedBlock, which was acquired in September 1994 for aggregate consideration of approximately $23.5 million.

   o Emerald Products LLC. A manufacturer of decorative landscape edging, which was acquired in August 1995 for aggregate consideration of $935,000.

   o Weatherly Consumer Products Group, Inc. A manufacturer of fertilizer spikes and other lawn and garden products, which was acquired in August 1996 for aggregate consideration of approximately $25.9 million.

   o Plasti-Chain Product Line of Plastic Molded Concepts, Inc. A line of plastic chain links and decorative edgings, which was acquired in May 1997 for approximately $4.3 million.

     In addition, the Company has entered into a non-binding letter of intent to purchase a manufacturer and distributor of outdoor lawn and garden products for approximately $14.0 million (the "Proposed Acquisition"), subject to increase or decrease based upon certain net current assets of the seller to be acquired.


     The Company was organized under the laws of the State of California in August 1990 under the name Natural Earth Technologies, Inc. In January 1992, the Company reincorporated under the laws of the State of Delaware and, in July 1995, changed its name to U.S. Home & Garden Inc. The Company's lawn and garden operations are conducted through its subsidiary Easy Gardener, Inc. ("Easy Gardener") and Easy Gardener's subsidiary, Weatherly Consumer Products Group, Inc. ("Weatherly"), and the Company's agricultural operations are conducted through its subsidiary Golden West Agri-Products, Inc. ("Golden West"). Unless the context otherwise requires, references in this Prospectus to "the Company" mean U.S. Home & Garden Inc., its subsidiaries Easy Gardener and Golden West and the subsidiaries of Easy Gardener. The Company's executive offices are located at 655 Montgomery Street, San Francisco, California 94111, and its telephone number is (415) 616-8111.

                                 The Offering

Common Stock offered:
  By the Company .....................   5,100,000 shares

  By the Selling Stockholders   ......   900,000 shares

  Total    ...........................   6,000,000 shares

Common Stock to be
  outstanding after the
  offering(1) ........................   20,524,981 shares

Use of Proceeds  .....................   The Company intends to use the net proceeds
                                         of this offering to (i) acquire approximately
                                         $5.0 million of inventory, (ii) repurchase cer-
                                         tain unit purchase options for approximately
                                         $4.5 million; (iii) fund approximately $3.25
                                         million of estimated marketing and advertising
                                         expenses for fiscal 1998; (iv) repay approximately
                                         $2.3 million of short-term indebtedness; and (v)
                                         apply the balance for working capital and general
                                         corporate purposes, which may include possible future
                                         acquisitions. See "Use of Proceeds."

Nasdaq SmallCap Symbol ...............   USHG

Risk Factors  ........................   The Common Stock offered hereby involves
                                         certain risks. See "Risk Factors."

------------

(1) Based on shares of Common Stock outstanding as of November 7, 1997. Does not include (i) an aggregate of approximately 2,730,000 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Company's 1991, 1995, 1997 and Non-Employee Director Stock Option Plans (the "Stock Option Plans"); (ii) an aggregate of approximately 1,070,000 shares of Common Stock which may be issued upon exercise of options available for future grant under the Stock Option Plans; and (iii) approximately 7,800,000 shares issuable upon exercise of options granted outside of the Stock Option Plans and certain outstanding warrants, exclusive of any additional shares that may be issuable as a result of the anti-dilution provisions of such options and warrants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management -- Stock Option Plans," "Certain Transactions" and Note 9 to Notes to Consolidated Financial Statements.

                            Summary Financial Data
             (in thousands, except percentage and per share data)

     The summary financial data set forth below are derived from the Company's consolidated financial statements. Such information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.


                                                                                                              Three Months
                                                             Year Ended June 30,                           Ended September 30,
                                      -----------------------------------------------------------------  -----------------------
                                         1993         1994         1995        1996          1997           1996         1997
                                      -----------  -----------  ----------  ----------  ---------------  -----------  ----------
Statement of Income Data:
Net sales   ........................   $ 2,910      $  3,063    $19,692     $27,031      $   52,046       $  5,523     $ 7,025
Gross profit   .....................     1,402         1,608     10,541      14,361          28,397          2,916       3,503
Selling, general and administrative
  expenses(1)  .....................     1,826         6,786      7,152      10,612          17,745          3,264       3,963
                                       -------      --------    --------    --------     -----------      --------     -------
Income (loss) from operations ......      (424)       (5,178)     3,389       3,749          10,652           (348)       (460)
Other income (expense)  ............       (45)          (41)    (1,776)     (1,940)         (3,262)          (537)       (806)
Income (loss) before extraordinary
  expense   ........................      (469)       (5,219)     1,575       2,524           4,190           (605)       (716)
Extraordinary gain (expense), net          389            --         --          --          (1,007)        (1,007)         --
Net income (loss) ..................   $   (80)     $ (5,219)   $ 1,575     $ 2,524      $    3,183       $ (1,612)    $  (716)
                                       =======      ========    ========    ========     ===========      ========     =======
Income (loss) per share before
  extraordinary expense    .........   $ (0.22)     $  (1.31)   $  0.19     $  0.25      $     0.26(2)    $  (0,04)    $ (0.05)
Net income (loss) per share   ......   $ (0.04)     $  (1.31)   $  0.19     $  0.25      $     0.20(2)    $  (0.12)    $ (0.05)
                                       =======      ========    ========    ========     ===========      ========     =======
Weighted average number of
  common and common equivalent
  shares outstanding    ............     2,178         3,980      8,376      10,206          17,908(2)      12,915      14,702
                                       =======      ========    ========    ========     ===========      ========     =======
Company Operating Data(3):
Net sales growth  ..................        --            --         --       37.3 %          92.5 %            --        27.2%
Gross profit growth  ...............        --            --         --       36.2            97.7              --        20.1
Income from operations growth    ...        --            --         --       10.6           184.1              --       (32.2)
Gross margin   .....................        --            --      53.5 %      53.1            54.6            52.8%       49.9
Operating income (loss) margin   ...        --            --      17.2        13.9            20.5            (6.3)       (6.5)
Net income (loss) margin   .........        --            --       8.0         9.3             6.1           (29.2)      (10.2)


                                    At September 30, 1997
                                 ---------------------------
                                  Actual      As Adjusted(4)
                                 ---------   ---------------
Balance Sheet Data:
Working capital   ............   $ 3,277         $19,377
Intangible assets, net  ......    43,966          43,966
Total assets   ...............    65,714          79,714
Short-term debt   ............     7,640           3,240
Long-term debt ...............    17,000          17,000
Stockholders' equity .........    34,013          52,413


------------
(1) Includes goodwill amortization expense of $91,000, $105,000, $475,000, $585,000, $1.3 million, $230,000 and $347,000 for the fiscal years ended June 30, 1993, 1994, 1995, 1996 and 1997 and the three months ended September 30, 1996 and 1997, respectively.

(2) Net income per share for fiscal 1997 is calculated using the modified treasury stock method and includes 13,695,000 weighted average common shares outstanding and 4,213,000 common shares issuable from the exercise of outstanding options and warrants for fiscal 1997. The calculation assumes that all outstanding options and warrants have been exercised and the proceeds from such exercises have been used to purchase 20% of the shares outstanding and the balance used to retire outstanding indebtedness. The retirement of the outstanding indebtedness and related reduction in interest expense is assumed to increase net income by $450,000 to $3.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 14 to Notes to Consolidated Financial Statements.

(3) Certain comparative Company Operating Data for the fiscal years ended June 30, 1993, 1994 and 1995 have been omitted due to the lack of relevant comparison after the Company's acquisition of Easy Gardener, Inc. in September 1994.

(4) As adjusted to give effect to: (i) the repayment in November 1997 of $3.8 million of term debt outstanding at September 30, 1997 using $2.1 million of available cash and $1.7 million under Easy Gardener's revolving credit facility and (ii) the sale by the Company of 5,100,000 shares of Common Stock offered by it hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

     Each prospective investor should carefully consider, in addition to the other information contained in this Prospectus, the following information in evaluating the Company and its business before purchasing the Common Stock offered hereby.

Risks Associated with Growth Strategy

     The acquisition of complementary lawn and garden companies and product lines continues to be a principal component of the Company's growth strategy. The Company's ability to successfully implement its strategy will depend upon a number of factors including, among other things, the Company's ability to identify attractive acquisition candidates, to consummate such acquisitions on terms favorable to the Company, to obtain financing to consummate such acquisitions on economically acceptable terms, to retain, hire and train professional management and sales personnel at each such acquired business and to promptly and profitably integrate the acquired operations into the Company's operations. Acquiring additional businesses may also require the consent of the Company's lenders. No assurance can be given that such consent will be obtained. Any such acquisitions are likely to involve incurring additional debt or the issuance of one or more classes or series of the Company's equity securities, which could have a dilutive effect on the then outstanding Common Stock of the Company. Other than a non-binding letter of intent relating to the Proposed Acquisition, the Company currently has no agreements, commitments, understandings or arrangements with respect to any acquisition. There can be no assurance that the Proposed Acquisition will be consummated or that the Company will continue to be able to manage its expanding operations successfully, implement its acquisition strategy or that any acquired operations will be profitable or will be successfully integrated into the Company or that any such future acquisitions will not otherwise materially and adversely affect the Company. See "Business -- Recent and Proposed Acquisitions."

     As a result of five prior acquisitions, the Company is required to amortize the excess of costs over net assets acquired (an aggregate of approximately $44.5 million) over a period of up to 30 years. Although such amortization does not have an effect on the Company's available capital, it will be treated as an operating expense that will reduce the Company's reported earnings. Future acquisitions could result in substantial additional amortization charges to the Company from the accumulation of goodwill and other intangible assets, which would reduce future earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and Consolidated Financial Statements.


Customer Concentration; Consolidating Customer Base


     The Company's customers include home improvement centers, mass merchandisers, hardware stores, nurseries and garden centers and other retail channels throughout the United States. The Company's three largest customers for fiscal 1997, Home Depot, Lowe's and Kmart, accounted for approximately 26%, 10% and 7%, respectively, of its net sales during such year. During fiscal 1996, Home Depot, Lowe's, Kmart and Builder's Square accounted for 27%, 9%, 7% and 5%, respectively, of the Company's net sales. During fiscal 1995, sales to Home Depot, Kmart, Builders Square and Lowe's accounted for approximately 27%, 9%, 7% and 6%, respectively, of the Company's net sales. The Company's ten largest customers as a group accounted for 71%, 69% and 65% of its net sales during fiscal 1995, 1996 and 1997, respectively. Sales to such customers are not governed by any contractual arrangement and are made pursuant to standard purchase orders. While the Company believes that relations with its largest customers are good, the loss of any of these customers could have a material adverse effect on the Company.


     The Company does not have long-term purchase agreements or other contractual assurances as to future sales to these or any other Retail Accounts. The loss of, or significant reduction in sales to, such Retail Accounts could have a material adverse effect on the Company. Moreover, retail distribution channels in the lawn and garden industry have been consolidating in recent years, as home improvement and mass merchant retailers have replaced local nurseries and garden centers as the dominant source for lawn and garden products. To the extent such consolidation continues to occur, the Company's sales and profitability may be increasingly sensitive to a significant deterioration in the financial condition of, or other adverse developments in its relationships with, one or more Retail Accounts. In addition, from time to time, the Company has experienced credit losses due to customers seeking protection under bankruptcy or similar laws. Although such credit losses have not had a material adverse effect on the Company to date, there can be no assurance that future credit losses will not have a material adverse effect on the Company. See "Business -- Customers."

Significant Outstanding Indebtedness

     At September 30, 1997, the Company had an aggregate of $24.6 million of indebtedness outstanding through Easy Gardener under various financing arrangements with certain financial institutions (the "Lenders") pursuant to a credit agreement (the "Credit Agreement"). As part of the Credit Agreement, the Lenders provided Easy Gardener with a $13.0 million revolving credit facility to finance its working capital requirements and an additional $3.0 million line of credit under which, subject to certain eligibility requirements, it may borrow amounts during the months of February through May of each fiscal year to finance Easy Gardener's working capital needs during its "peak" selling season. Any such amounts borrowed under this last line must be repaid by May 31 of the year in which borrowed. There were no amounts outstanding under the revolving credit facility or line of credit at September 30, 1997.

     The Credit Agreement contains financial covenants which require Easy Gardener to comply with certain financial ratios, including interest coverage ratios (i.e., the ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest expense for Easy Gardener) and debt service coverage ratio (i.e., the ratio of cash flow and scheduled principal payments under the credit facilities to such scheduled payments). In addition, Easy Gardener is required to maintain a minimum net worth equal to $24.0 million in fiscal 1998, and, for each year thereafter during the term of the Credit Agreement, a sum equal to 75% of Easy Gardener's net income for any particular year plus the minimum net worth of Easy Gardener for the immediately preceding year. Easy Gardener, in the past, has on two occasions not been in compliance with either covenants relating to minimum EBITDA and/or covenants relating to restrictions on corporate loans and advances. Although Easy Gardner received waivers of the application of such covenants in the past, there can be no assurance that the Lenders will waive any future covenant violations. The Credit Agreement also limits or prohibits the Company, subject to certain exceptions, from, among other things, incurring additional indebtedness, liens, guaranties and certain capital and operating lease obligations, selling assets (other than in the ordinary course of business), paying dividends, merging or consolidating with another corporation, changing the Company's business and making certain investments, loans or advancements, including to affiliates. Easy Gardener's obligation to pay the principal of, interest on, premium, if any, and all other amounts payable under such indebtedness is secured by substantially all of the assets of Easy Gardener and its subsidiaries and the irrevocable guaranties of the Company and Easy Gardener's subsidiaries. If the Company were obligated to repay all or a significant portion of its indebtedness, there can be no assurance that the Company would have sufficient cash to do so or that the Company could successfully refinance such indebtedness. In addition, a significant portion of the Company's cash flow from operations is used to make payments under the Credit Agreement from time to time. If an event of default occurs under the credit facilities, the Lenders would be entitled to exercise the remedies available to a secured lender under applicable law, including foreclosure on the assets of Easy Gardener, which comprise substantially all of the assets of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


Dependence on Weather Conditions

     Weather is a significant factor in determining market demand for the Company's products and is inherently unpredictable. Inclement weather during the spring gardening season, particularly poor weekend weather, tends to depress consumer purchases of do-it-yourself lawn and garden care products. During protracted periods of inclement weather, sales of lawn and garden products are likely to be severely diminished. In addition, lack of snow or rain during the winter may adversely affect spring growing conditions and also lower sales of lawn and garden products. Any of the foregoing may have a material adverse effect on the Company. Without limiting the generality of the foregoing, protracted or particularly severe weather conditions may adversely impact the Company's ability to comply with its obligations to its Lenders under its financing arrangements. See "-- Significant Outstanding Indebtedness."

Competition

     The consumer lawn and garden care industry is highly competitive and somewhat fragmented. The Company competes with a combination of national and regional companies ranging from large agri-chemical companies to garden catalog businesses and companies specializing in the manufacture of lawn and garden care products. Several of such companies, such as Solaris Group, a division of Monsanto Company, and the Scotts Miracle Gro Company have captured a significant, and in certain cases controlling, share of such markets. Many of the Company's competitors have achieved significant national, regional and local brand name and product recognition and engage in frequent and extensive advertising and promotional programs, both generally and in response to efforts by new competitors entering the market or existing competitors introducing new products. Many of these companies have substantially greater financial, technical, marketing and other resources than the Company. There can be no assurance that the Company will be able to compete successfully or that reacting to competitive pressures will not materially adversely affect the Company. See "Business -- Competition."


Dependence on Third-Party Manufacturing and Supply Arrangements

     The Company purchases all of the material for its primary lawn and garden product, WeedBlock, from Tredegar Industries, Inc. ("Tredegar") pursuant to a supply arrangement that can be terminated by Tredegar at any time. The Company purchases its basic materials for its other lawn and garden products from a variety of suppliers. Although the Company has purchased all of its landscape fabric supply from Tredegar for in excess of 10 years and believes that its relationship with Tredegar is good, Tredegar is free to terminate its relationship with the Company at any time and accordingly could market its fabrics to other companies, including competitors of the Company. There can be no assurance that the production capacity of Tredegar or the Company's other suppliers, manufacturers and processors will be sufficient to satisfy the Company's requirements or that alternate suppliers, manufacturers and processors will be available on commercially reasonable terms, or at all. The unavailability of certain materials, the unavailability of manufacturing and processing sources or delays either in manufacturing or in locating new manufacturing and processing sources could adversely affect the Company's ability to deliver its products on a timely and competitive basis. In addition, because the Company recognizes a significant percentage of its annual sales during a few months of the year, any delay in the delivery or the unavailability of its products during such months could materially adversely affect the Company. See "Business -- Conversion, Manufacturing and Supply," and "-- Seasonality."


Seasonality

     The Company's sales are highly seasonal due to the nature of the lawn and garden business, which parallels the annual growing season. The Company's sales and shipping are concentrated in the period from late December through May when customers purchase supplies for spring planting and Retail Accounts increase their inventory of lawn and garden products. To support this sales peak, the Company must anticipate demand and increase inventories of finished goods throughout the fall and winter. Accordingly, the Company's levels of raw materials and finished goods inventories tend to be at their highest, relative to sales, during the Company's first and second fiscal quarters. These factors increase variations in the Company's quarterly results of operations and potentially expose the Company to greater adverse effects of changes in economic conditions and industry trends. Moreover, actual demand for the Company's products may vary substantially from the anticipated demand, leaving the Company with either excess inventory or insufficient inventory to satisfy customer orders. Sales typically decline by early to mid-summer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations and Seasonality," "Business -- Seasonality" and "-- Inventory and Distribution."


Dependence on a Limited Number of Product Lines


     Approximately 44% and 24% of the Company's net sales for fiscal 1997 were derived from sales of landscape fabric and fertilizer spikes. In fiscal 1995 and 1996, landscape fabric represented 71% and 69% of the Company's net sales, respectively. Any adverse developments with respect to either of these product lines, whether arising from actions by existing or new competitors, the inability of the Company to obtain adequate supplies of landscape fabrics or the raw materials necessary to manufacture fertilizers, or otherwise, could have a material adverse effect on the Company. The Company has also developed a new marketing campaign for the Jobe's line of products, which has required, and will require, the allocation of significant capital and other resources by the Company. No assurance can be given that such campaign will be successful, in which case the expenditures made to date and in the future in connection with the campaign may not generate sufficient sales to be profitable or profitable at the same level as has been achieved historically in connection with the Jobe's line of products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Products" and "-- Sales and Marketing."


Retail Industry; General Economic Conditions

     The Company sells its products through retailers, including home improvement centers, mass merchandisers, hardware stores, nurseries and other retail channels. Retail sales depend, in part, on general economic conditions. A significant decline in such conditions could have a negative impact on sales by retailers of products sold by the Company and consequently could have a material adverse effect on the Company. Retail environments which are poor or perceived to be poor, whether due to economic or other conditions, may lead manufacturers and marketers, including the Company, to increase their discounting and promotional activities. Such activities could have a material adverse effect on the Company's profit margins and, consequently, its results of operations. The Company may also not be able to fully offset the impact of inflation through price increases in an unfavorable retail market.


Government Regulation

     The Company is subject to many laws and governmental regulations and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently.

     Fertilizer and Pesticide Regulation. Products marketed, or which may be marketed, by the Company as fertilizers or pesticides are subject to an extensive and frequently evolving statutory and regulatory framework, at both the Federal and state levels.

     The distribution and sale of pesticides is subject to regulation by the U.S. Environmental Protection Agency ("EPA") pursuant to the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA"), as well as regulation by many states in a manner similar to FIFRA. Under FIFRA and similar state laws, all pesticides must be registered with the EPA and the state and must be approved for their intended use. FIFRA and state regulations also impose other stringent requirements on marketing of such products. Moreover, many states also impose similar requirements upon products marketed for use as fertilizing materials, which are not typically regulated under FIFRA. Failure to comply with the requirements of FIFRA and state laws that regulate marketing and distribution of pesticides and fertilizers could result in the imposition of sanctions, including, but not limited to, suspension or restriction of product distribution, civil penalties and/or criminal sanctions.

     The Company markets certain animal repellent and pesticide products that are subject to FIFRA and to similar state regulations. The Company also markets certain fertilizer products that are subject to regulation in some states. The Company believes that it is in material compliance with FIFRA and applicable state regulations regarding its material business operations. However, there can be no assurance that the Company will be able to comply with future regulations in every jurisdiction in which the Company's material business operations are conducted without substantial cost or interruption of operations. Moreover, there can be no assurance that future products marketed by the Company will not also be subject to FIFRA or to state regulations. If future costs of compliance with regulations governing pesticides or fertilizers increase or exceed the Company's budgets for such items, the Company's business could be adversely affected. If any of the Company's products are distributed and/or marketed in violation of any of these regulations, the Company could be subject to a recall of, or a sales limitation placed on, one or more of its products, or civil or criminal sanctions, any of which could have a material adverse effect upon the Company's business.

     Environmental Regulation. The Company's manufacturing operations are subject to various evolving federal, state and local laws and regulations relating to the protection of the environment, which laws govern, among other things, emissions to air, discharges to ground, surface water and groundwater, and the generation, handling, storage, transportation, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. Federal and state environmental laws and regulations often require manufacturers to obtain permits for these emissions and discharges. Failure to comply with environmental laws or to obtain, or comply with, the necessary state and federal permits can subject the manufacturer to substantial civil and criminal penalties. Easy Gardener and Weatherly each operate one manufacturing facility. Although the Company believes that all of its facilities are in substantial compliance with all applicable material environmental laws, it is currently investigating whether it needs two permits for its Waco, Texas facility. Although the Company believes that it will not be subject to penalties for failure to obtain a permit if one is needed, there can be no assurance that penalties will not be assessed. Furthermore, it is possible that there are material environmental liabilities of which the Company is unaware. If the costs of compliance with the various existing or future environmental laws and regulations, including any penalties which may be assessed for failure to obtain necessary permits, exceed the Company's budgets for such items, the Company's business could be adversely affected.

     Potential Environmental Cleanup Liability. The Federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and many similar state statutes, impose joint and several liability for environmental damages and cleanup costs on past or current owners and operators of facilities at which hazardous substances have been discharged, as well as on persons who generate, transport or arrange for disposal of hazardous substances at a particular site. In addition, the opertor of a facility may be subject to claims by third parties for personal injury, property damage or other costs resulting from contamination present at or emanating from property on which its facility is located. Easy Gardener and Weatherly each operate a manufacturing facility. Moreover, the Company or its predecessors have owned or operated other manufacturing facilities in the past and may have liability for remediation of such facilities in the future, to the extent any is required. In this regard, Weatherly previously owned a facility that was the subject of certain soil remediation activities. Although this facility was sold by Weatherly prior to the Company's acquisition of Weatherly, there can be no assurance that the Company will not be liable for any previously existing environmental contamination at the facility. Moreover, although the purchaser of the facility indemnified Weatherly for any environmental contamination liability and the sellers of Weatherly, in turn, indemnified the Company from such liability, there can be no assurance that, if required, the indemnifying parties will be able to fulfill their respective obligations to indemnify the Company. Furthermore, certain business operations of the Company's subsidiaries also involve shipping hazaradous waste off-site for disposal. As a result, the Company could be subject to liability under these statutes. The Company could also incur liability under CERCLA or similar state statutes for any damage caused as a result of the release of hazardous substances owned by the Company but processed and manufactured by others on the Company's behalf. As a result, there can be no assurance that the manufacture of the products sold by the Company will not subject the Company to liability pursuant to CERCLA or a similar state statute. Furthermore, there can be no assurance that Easy Gardener or Weatherly will not be subject to liability relating to manufacturing facilities owned and/or operated by them currently or in the past.

     Other Regulations. The Company is also subject to various other federal, state and local regulatory requirements such as worker health and safety, transportation, and advertising requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. See "Business -- Government Regulation."

Product Liability

     The Company, as a manufacturer of lawn and garden care and pesticide products, may be exposed to significant product liability claims by consumers. Although the Company has obtained product liability insurance coverage for U.S. Home & Garden and Golden West in the aggregate amount of $3.0 million, and for Easy Gardener and Weatherly in the aggregate amount of $2.0 million (with all policies limited to $1.0 million per occurrence), and has obtained two umbrella policies in the amounts of $5.0 million and $15.0 million, respectively, there can be no assurance that such insurance will provide coverage for any claim against the Company or will be sufficient to cover all possible liabilities. Although the Company has not incurred any product liability claims to date, in the event a successful suit is brought against the Company, unavailibility or insufficiency of insurance coverage could have a material adverse effect on the Company. Moreover, any adverse publicity arising from claims made against the Company, even if such claims were not successful, could adversely affect the reputation and sales of the Company's products.

Uncertainty of Protection of Trademarks and Proprietary Rights

     The Company believes that its ability to successfully implement its growth strategy is partially dependent on its ability to use its trademarks, in particular, Easy Gardener, Jobe's and WeedBlock. In addition, except for patents covering two lawn edge products currently sold by the Company and certain products obtained as a result of the acquisition of Weatherly, none of the Company's products is covered by patents. There can be no assurance that the Company will apply for any additional trademark or patent protection relating to its products or that its current trademarks and patents will be enforceable or adequately protect the Company from infringement of its proprietary rights. Although the Company believes that the products sold by it do not infringe upon the patents or violate the proprietary rights of others, it is possible that such infringement or violation has occurred or may occur. In the event that products sold by the Company are deemed to infringe upon the patents or proprietary rights of others, the Company could be required to modify its products or obtain a license for the manufacture and sale of such products. There can be no assurance that, in such an event, the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon the Company. Moreover, there can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. In addition, if the Company's products or proposed products are deemed to infringe upon the patents or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which could also have a material adverse effect on the Company. See "Business -- Trademarks, Proprietary Information and Patents."

     In response to a claim for trademark infringement filed on July 30, 1997 by Easy Gardener against Dalen Products, Inc. ("Dalen") in the United States District Court for the Western District of Texas, Waco Division, Dalen filed a counterclaim against Easy Gardener and a third party complaint against the Company. Dalen alleges, among other things, that the Company and Easy Gardener monopolized or attempted to monopolize the market for landscape fabrics; that the Company and Easy Gardener tortiously interfered with Dalen's contractual and prospective contractual relationships; and that Easy Gardener infringed a Dalen trademark, deceptively advertised the thickness of one of its products, and misrepresented the porosity of a Dalen product. Dalen's counterclaim and third party complaint seek an award of unspecified damages and the entry of unspecified injunctive relief. See "Business -- Legal Proceeding."


Dependence on Management

     The success of the Company will be largely dependent on the personal efforts of Robert Kassel, its Chairman of the Board, Chief Executive Officer and President, Richard Raleigh, its Chief Operating Officer, and Richard Grandy, the President of Easy Gardener, all of whom devote their full time to the affairs of the Company. Although the Company has entered into employment agreements with Mr. Kassel and Mr. Raleigh which expire on March 31, 1998, subject to certain automatic extension provisions, and an employment agreement with Mr. Grandy that expires in August 1998, and has obtained "key man" life insurance in the amount of $2.0 million on the life of Mr. Kassel and $1.0 million on the lives of each of Messrs. Raleigh and Grandy, the loss of the services of either Mr. Kassel, Mr. Raleigh or Mr. Grandy could have a material adverse effect on the Company. In addition, the employment agreements provide that Messrs. Kassel and Raleigh will receive a significant severance payment from the Company upon a change in control of the Company or the occurrence of certain other events as described therein. The success of the Company may also be dependent, in part, upon its ability to hire and retain additional qualified sales and marketing personnel. There can be no assurance that the Company will be able to hire or retain such necessary personnel. See "Management."


No Dividends

     To date, the Company has not declared or paid any dividends on its Common Stock and does not expect to declare or pay any cash dividends in the foreseeable future. In addition, certain agreements between Easy Gardener and the Lenders restrict the Company from paying cash dividends on the Common Stock without the Lenders' consent. See "Dividend Policy."


Authorization of Preferred Stock; Anti-Takeover Provisions

     The Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. There can be no assurance that the Company will not issue shares of preferred stock in the future. In addition, certain provisions of Delaware law applicable to the Company could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Description of Securities -- Preferred Stock" and "-- Delaware Anti-Takeover Law."


Common Stock Eligible for Future Sale; Registration Rights; Outstanding Options

     Approximately 3,100,000 of the 20,524,981 shares of Common Stock outstanding upon the consummation of this offering are "restricted securities," as that term is defined under Rule 144 promulgated under the Act. These shares are currently eligible for sale under Rule 144. In addition, a significant number of shares of the Common Stock issuable upon exercise of outstanding options and warrants may be sold under currently effective registration statements and holders of certain other options and warrants to acquire a significant number of additional shares of Common Stock have certain registration rights with respect to such shares. Although an aggregate of 372,650 shares to be held by executive officers and directors of the Company upon consummation of this offering may not be sold or otherwise transferred for a period of 180 days following the date of this Prospectus without the prior written consent of EVEREN Securities, Inc., no prediction can be made as to the effect, if any, that sales or the possibility of sales of Common Stock or shares of Common Stock issuable upon exercise of outstanding options or warrants to purchase approximately 10,530,000 additional shares of Common Stock or the availability of such securities for sale will have on the market prices of the Common Stock prevailing from time to time. Nevertheless, the possibility that substantial amounts of securities may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Underwriting."



Broad Discretion in Application of Proceeds

     Of the estimated net proceeds from this offering, approximately $7.85 million have been allocated for working capital and general corporate purposes. Accordingly, the Company will have broad discretion as to the application of such proceeds, including possibly using a portion of such proceeds to make acquisitions. See "Use of Proceeds."

                                USE OF PROCEEDS

     Based on assumed offering price of $5.00 per share, the net proceeds to the Company from the sale of the shares of Common Stock offered by it hereby are estimated to be approximately $22.9 million (approximately $27.1 million if the Underwriters' over-allotment option is exercised in full) after deducting the estimated underwriting discounts and offering expenses payable by the Company.

     The Company expects to use the net proceeds approximately as follows:


                                                           Approximate      Approximate Percentage
Application of Proceeds                                   Dollar Amount        of Net Proceeds
-----------------------                                  ---------------   -----------------------
Acquisition of Inventory(1)   ........................     $ 5,000,000               21.8
Repurchase of Unit Purchase Options(2) ...............       4,500,000               19.7
Marketing and Advertising(3)  ........................       3,250,000               14.2
Repayment of Indebtedness(4)  ........................       2,300,000               10.0
Working Capital and General Corporate Purposes  ......       7,850,000               34.3
                                                           ------------           -------
                                                           $22,900,000              100.0%
                                                           ============           =======


------------
(1) Represents primarily the purchase of materials used in the manufacture of Jobe's Spike's and Emerald Edge decorative edging and packaging material used in the Company's lawn and garden products. See "Business-Conversion, Manufacturing and Supply."

(2) Represents the anticipated costs associated with the repurchase of certain unit purchase options to acquire Common Stock issued by the Company in connection with certain prior equity financings.


(3) Represents the funding of a portion of the anticipated cost of media development, print, radio, television and co-operative advertising during fiscal 1998. See "Business-Sales and Marketing."

(4) Represents (i) the payment of $1,700,000 which was incurred in November 1997 under Easy Gardener's revolving credit facility in connection with the repayment of $3.8 million of term debt and (ii) the payment of the next quarterly interest and principal payment under one of Easy Gardener's existing term loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered by the Selling Stockholders.

     The Company may use a portion of the proceeds allocated to working capital to acquire businesses or products which the Company believes will enhance its business. While the Company actively seeks and evaluates possible acquisition opportunities, except for the Proposed Acquisition the Company currently has no agreements, commitments, understandings or arrangements with respect to any acquisition.

     Proceeds not immediately required for the purposes set forth above will be invested principally in United States government securities, short-term certificates of deposit, money market funds or other investment grade interest-bearing investments.


                                DIVIDEND POLICY

     To date, the Company has not declared or paid any dividends on its Common Stock and does not expect to declare or pay any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, if any, its capital requirements and financial condition and other relevant factors. The payment of cash dividends is restricted under the terms of the Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997 and as adjusted to give effect to (i) the repayment in November 1997 of $3.8 million of term debt outstanding at September 30, 1997 using $2.1 million of available cash and $1.7 million under Easy Gardener's revolving credit facility and (ii) the sale of the shares of Common Stock offered by it hereby and the application of the estimated net proceeds therefrom. The following table should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, included elsewhere in this Prospectus.


                                                                                       September 30, 1997
                                                                                 ------------------------------
                                                                                   Actual        As Adjusted
                                                                                 ----------   -----------------
                                                                                     (Dollars in thousands)
Cash and cash equivalents  ...................................................    $  4,832     $    13,832
                                                                                  =========    ===========
Short-term debt   ............................................................    $  7,640     $     3,240
                                                                                  =========    ===========
Notes payable, less current portion ..........................................    $ 17,000     $    17,000

Stockholders' equity:
 Preferred stock, $.001 par value; 1,000,000 shares authorized; none issued or
   outstanding ...............................................................          --              --
 Common Stock, $.001 par value 30,000,000 shares authorized; 15,395,000 shares issued and outstanding, actual; 20,495,000 shares issued and out-
   standing, as adjusted(1)                                                             15              20
 Additional paid-in capital   ................................................      33,585          56,480
 Retained earnings   .........................................................         413          (4,087)(2)
                                                                                  ---------    -----------
   Total stockholders' equity ................................................      34,013          52,413
                                                                                  ---------    -----------
    Total capitalization   ...................................................    $ 51,013     $    69,413
                                                                                  =========    ===========

(1) Does not include (i) an aggregate of approximately 2,730,000 shares of Common Stock reserved for issuance upon exercise of outstanding options under the Stock Option Plans; (ii) an aggregate of approximately 1,070,000 shares of Common Stock which may be issued upon exercise of options available for future grant under the Stock Option Plans; and (iii) approximately 7,800,000 shares issuable upon exercise of options granted outside of the Stock Option Plans and certain outstanding warrants, exclusive of any shares that may be issuable as a result of the anti-dilution provisions of such options and warrants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management -- Stock Options Plans," "Certain Transactions" and Note 9 to Notes to Consolidated Financial Statements.

(2) Retained earnings will decrease on an as adjusted basis by the excess of the offering price over the assumed exercise price of the unit purchase options being repurchased hereby for an aggregate of approximately $4.5 million.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has traded in the over-the-counter market and been quoted on the Nasdaq SmallCap Market since March 26, 1992. The Nasdaq SmallCap Market symbol for the Company's Common Stock is "USHG". The following table sets forth, for the periods indicated, the high and low bid quotations for the Common Stock as reported by Nasdaq SmallCap Market. These amounts represent quotations between dealers (not actual transactions) and do not include retail markups, markdowns or commissions.

                                                       High         Low
                                                    ----------   ----------
For the Fiscal Year Ended June 30, 1996

First Quarter   .................................   $ 3.50       $ 2.75
Second Quarter  .................................     3.1875       2.375
Third Quarter   .................................     3.00         2.125
Fourth Quarter  .................................     3.625        2.625

For the Fiscal Year Ended June 30, 1997
First Quarter   .................................   $ 3.313      $ 2.313
Second Quarter  .................................     2.813        2.00
Third Quarter   .................................     2.813        2.063
Fourth Quarter  .................................     3.438        2.063

For the Fiscal Year Ending June 30, 1998
First Quarter   .................................   $ 5.0625     $ 2.9375
Second Quarter (through November 10, 1997)  ......     5.0625       4.125


     On November 10, 1997, the last sale price of the Company's Common Stock as quoted on the Nasdaq SmallCap Market was $4.50. As of November 7, 1997, the number of stockholders of record of the Company's Common Stock was 186. The Company believes that there are in excess of 500 beneficial owners of its Common Stock whose shares are held in "street name".

                            SELECTED FINANCIAL DATA
             (in thousands, except percentage and per share data)

     The following selected financial data at and for the years ended June 30, 1993, 1994, 1995, 1996 and 1997 and at and for the three months ended September 30, 1996 and 1997 have been derived from the Company's consolidated financial statements. Such information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                  Year Ended June 30,
                                           ------------------------------------------------------------------
                                              1993         1994         1995         1996           1997
Statement of Income Data:                  -----------  -----------  -----------  -----------  --------------
Net sales  ..............................   $ 2,910      $  3,063    $ 19,692     $ 27,031     $    52,046
Cost of sales ...........................     1,508         1,455       9,151       12,670          23,649
                                            -------      --------    ---------    ---------    ------------
Gross profit  ...........................     1,402         1,608      10,541       14,361          28,397
Selling, general and administrative
 expenses(1)  ...........................     1,826         6,786       7,152       10,612          17,745
                                            -------      --------    ---------    ---------    ------------
Income (loss) from operations   .........      (424)       (5,178)      3,389        3,749          10,652
Other income (expense) ..................       (45)          (41)     (1,776)      (1,940)         (3,262)
Income taxes (expense) benefit  .........        --            --         (38)         715          (3,200)
                                            -------      --------    ---------    ---------    ------------
Income (loss) before extraordinary
 expense   ..............................      (469)       (5,219)      1,575        2,524           4,190
Extraordinary gain (expense), net  ......       389            --          --           --          (1,007)
                                            -------      --------    ---------    ---------    ------------
Net income (loss)   .....................   $   (80)     $ (5,219)   $  1,575     $  2,524     $     3,183
                                            =======      ========    =========    =========    ============
Income (loss) per share before
 extraordinary expense ..................   $ (0.22)     $  (1.31)   $   0.19     $   0.25     $      0.26(2)
Net income (loss) per share  ............   $ (0.04)     $  (1.31)   $   0.19     $   0.25     $      0.20(2)
                                            =======      ========    =========    =========    ============
Weighted average number of
 common and common equivalent
 shares outstanding .....................     2,178         3,980       8,376       10,206          17,908(2)
                                            =======      ========    =========    =========    ============
Company Operating Data(3):
Net sales growth    .....................        --            --          --        37.3 %          92.5 %
Gross profit growth    ..................        --            --          --        36.2            97.7
Income from operations growth   .........        --            --          --        10.6           184.1
Gross margin  ...........................        --            --       53.5 %       53.1            54.6
Operating income (loss) margin  .........        --            --       17.2         13.9            20.5
Net income (loss) margin  ...............        --            --        8.0          9.3             6.1


                                                Three Months
                                             Ended September 30,
                                           -----------------------
                                              1996         1997
Statement of Income Data:                  -----------  ----------
Net sales  ..............................   $  5,523     $ 7,025
Cost of sales ...........................      2,607       3,522
                                            --------     -------
Gross profit  ...........................      2,916       3,503
Selling, general and administrative
 expenses(1)  ...........................      3,264       3,963
                                            --------     -------
Income (loss) from operations   .........       (348)       (460)
Other income (expense) ..................       (537)       (806)
Income taxes (expense) benefit  .........        280         550
                                            --------     -------
Income (loss) before extraordinary
 expense   ..............................       (605)       (716)
Extraordinary gain (expense), net  ......     (1,007)         --
                                            --------     -------
Net income (loss)   .....................   $ (1,612)    $  (716)
                                            ========     =======
Income (loss) per share before
 extraordinary expense ..................   $  (0.04)    $ (0.05)
Net income (loss) per share  ............   $  (0.12)    $ (0.05)
                                            ========     =======
Weighted average number of
 common and common equivalent
 shares outstanding .....................     12,915      14,702
                                            ========     =======
Company Operating Data(3):
Net sales growth    .....................         --        27.2%
Gross profit growth    ..................         --        20.1
Income from operations growth   .........         --       (32.2)
Gross margin  ...........................       52.8        49.9
Operating income (loss) margin  .........       (6.3)       (6.5)
Net income (loss) margin  ...............      (29.2)      (10.2)

                                                              At June 30,                            At September 30, 1997
                                       ----------------------------------------------------------   ------------------------
                                                                                                                     As
                                         1993        1994         1995        1996        1997       Actual      Adjusted(4)
Balance Sheet Data:                    --------   -----------   ---------   ---------   ---------   ---------   ------------
Working capital (deficiency)  ......    $  607     $  (347)     $ 3,326     $ 5,328     $ 2,292     $ 3,277       $19,377
Intangible assets, net  ............     2,858       2,046       16,692      17,167      44,364      43,966        43,966
Total assets   .....................     5,977       5,654       28,140      33,584      68,475      65,714        79,714
Short-term debt   ..................     1,134         594        2,200       3,650       8,990       7,640         3,240
Long-term debt .....................         0           0        8,000       6,238      17,570      17,000        17,000
Stockholders' equity ...............     3,827       3,150       15,339      19,370      31,926      34,013        52,413


------------
(1) Includes goodwill amortization expense of $91,000, $105,000, $475,000, $585,000, $1.3 million, $230,000 and $347,000 for the fiscal years ended June 30, 1993, 1994, 1995, 1996 and 1997 and the three months ended September 30, 1996 and 1997, respectively.

(2) Net income per share for fiscal 1997 is calculated using the modified treasury stock method and includes 13,695,000 weighted average common shares outstanding and 4,213,000 common shares issuable from the exercise of outstanding options and warrants for fiscal 1997. The calculation assumes that all outstanding options and warrants have been exercised and the proceeds from such exercises have been used to purchase 20% of the shares outstanding and the balance used to retire outstanding indebtedness. The retirement of the outstanding indebtedness and related reduction in interest expense is assumed to increase net income by $450,000 to $3.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Note 14 to Notes to Consolidated Financial Statements.

(3) Certain comparative Company Operations Data for the fiscal years ended June 30, 1993, 1994 and 1995 have been omitted due to the lack of relevant comparison after the Company's acquisition of Easy Gardener, Inc. in September 1994.

(4) As adjusted to give effect to (i) the payment in November 1997 of $3.8 million of term debt outstanding at September 30, 1997 using $2.1 million of available cash and $1.7 million under Easy Gardener's revolving credit facility and (ii) the sale by the Company of 5,100,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

     The Company manufactures and markets a broad range of brand-name consumer lawn and garden products through its wholly-owned subsidiaries, Easy Gardener and Golden West, and through Easy Gardener's wholly-owned subsidiary, Weatherly. Since 1992, the Company has consummated five acquisitions of complementary lawn and garden companies and product lines for an aggregate consideration of over $56 million in cash, notes and equity securities. As a result of such acquisitions, the Company recognized a significant amount of goodwill which, in the aggregate, was approximately $44.5 million at September 30, 1997. The Company is currently amortizing such goodwill using the straight-line method over various time periods ranging from 20 to 30 years and amortization expenses for the fiscal year ended June 30, 1997 were $1.3 million or $0.07 per share. See Consolidated Financial Statements.


     The Company's results of operations for the fiscal year ended June 30, 1997 were significantly affected by the acquisition of Weatherly in August 1996. In connection with the acquisition of Weatherly, the Company's outstanding notes payable were refinanced and replaced with a new credit facility (the "Refinancing"). As a result of the Refinancing, the Company was required to record an extraordinary expense of $1.0 million, net of tax benefits, for the fiscal year ended June 30, 1997, which expense consisted of the write-off of deferred finance costs at June 30, 1996 plus prepayment penalties. Such extraordinary expense reduced the Company's net income per share for fiscal 1997 by $0.06, from $0.26 to $0.20. See Notes 13 and 14 to Notes to Consolidated Financial Statements.

     The Company experienced net sales growth of 37% from fiscal 1995 to fiscal 1996 and 93% from fiscal 1996 to fiscal 1997. The Company believes that this growth in net sales was primarily attributable to expansion of its product lines through the acquisition of complementary lawn and garden businesses and product lines. Net sales were also positively affected by an increase in sales of pre-existing product lines. Assuming each of the Company's acquisitions had been completed prior to the beginning of fiscal 1996, the growth in net sales from fiscal 1996 to fiscal 1997 would have been 15%.

     The Company was required to calculate its net income per share in fiscal 1997 utilizing the modified treasury stock method pursuant to Accounting Principles Bulletin ("APB") No. 15, "Earnings Per Share." Under the modified treasury stock method, net income per share is calculated assuming that all outstanding options and warrants have been exercised. Proceeds generated from the assumed exercise of these options and warrants are first used to repurchase (at an average stock price) common stock, not to exceed 20% of the issued and outstanding shares of common stock. Excess proceeds from the assumed exercise of the options and warrants not used to repurchase 20% of the outstanding common stock is then assumed to retire outstanding loans. Net income is assumed to increase by the reduction in interest expense, net of the Company's effective income tax rate of approximately 44%, associated with the indebtedness that has been assumed to have been retired. For the fiscal 1997 net income per share calculation, the Company's weighted average common shares outstanding has been increased from 13,695,000 to 17,908,000 and net income increased by $450,000 from approximately $3.2 million to $3.6 million as a result of applying the modified treasury stock method. The modified treasury stock method was not applicable for fiscal 1995 and 1996 because it was anti-dilutive.

     Effective for periods ending after December 15, 1997, generally accepted accounting principles will require all reporting companies to calculate earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share." Prior periods will be required to be restated. The Company will be required to report basic earnings per share (giving no dilutive effect to derivative securities) and diluted earnings per share (reflecting the dilutive effect of all derivative securities). Under the SFAS No. 128 dilutive earnings per share calculation, all derivative securities with exercise prices below the market price will be assumed exercised. All proceeds from the exercise of such derivative securities will be assumed to be used to repurchase common stock (at an average stock price). Under SFAS No. 128, the modified treasury stock method will no longer utilized. The following table compares fiscal 1995, 1996 and 1997 net income per share for the Company before extraordinary expense under SFAS No. 128 compared to historical earnings per share previously reported.

                                                                    1995       1996      1997
                                                                  --------   --------   -------
Income per common share before extraordinary item as previously
 reported under APB No. 15 ....................................   $ 0.19     $ 0.25     $0.26
Income per common share before extraordinary item as calculated under SFAS No. 128:
 Basic   ......................................................     0.19       0.25      0.31
 Dilutive   ...................................................     0.18       0.22      0.28

     In April 1996, the Company entered into an agreement to exchange certain unsold assets held for sale for certain trade credits issued by a third party to be applied against future purchases of products and services from such third party (primarily the purchase of operating assets and advertising time). These trade credits are listed as an asset on the balance sheet of the Company. The agreement requires the Company to pay a portion of the purchase price of the products and services received, ranging from 45% to 90% of the total purchase price, and apply the trade credits to the balance. All trade credits will expire to the extent not used in April 1999 and are required to be recognized as an expense to the Company as used, with any balance remaining in April 1999 being expensed at that time. The maximum that the Company is entitled to receive in credits and cash is $1.6 million, of which the Company had received approximately $50,000 in cash and had expensed approximately $300,000 in credits as of September 30, 1997. See Note 2 of Notes to Consolidated Financial Statements. No assurance can be given that the Company will use all or any portion of such trade credits or that, to the extent that the Company uses the trade credits, such trade credits will be used in a manner likely to generate additional sales of the Company's products. See "Business -- Sales and Marketing."


Results of Operations

     The following table sets forth, for the periods indicated, certain selected financial data as a percentage of net sales:

                                                      Year Ended June 30,             Three Months Ended
                                               ---------------------------------   -------------------------
                                                                                         September 30,
                                                 1995        1996         1997         1996          1997
                                               --------   -----------   --------   ------------   ----------
Net sales  .................................   100.0%        100.0%     100.0%         100.0%        100.0%
Cost of sales    ...........................    46.5          46.9       45.4           47.2          50.1
                                               ------      -------      ------       ---------     ---------
Gross profit  ..............................    53.5          53.1       54.6           52.8          49.9
Selling and shipping expenses   ............    22.2          23.2       21.6           31.8          32.8
General and administrative expenses   ......    14.1          16.1       12.5           27.2          23.6
                                               ------      -------      ------       ---------     ---------
Income (loss) from operations   ............    17.2          13.9       20.5           (6.3)         (6.5)
Interest expense ...........................     9.2           7.4        6.4           10.2          12.1
Income tax (expense) benefit ...............    (0.2)          2.7       (6.2)           5.1           7.8
Extraordinary expense, net   ...............      --            --        1.9           18.2            --
Net income (loss)   ........................     8.0%          9.3%       6.1%         (29.2%)       (10.2%)
                                               ======      =======      ======       =========     =========

Three Months Ended September 30, 1997 Compared to Three Months Ended September 30, 1996

     Net sales. Net sales increased by $1.5 million, or 27%, to $7.0 million during the three months ended September 30, 1997 from $5.5 million during the comparable period in 1996. The increase in net sales was primarily a result of the August 1996 acquisition of Weatherly and the May 1997 acquisition of the Plasti-Chain line of plastic chain links and decorative edgings, combined with internal growth of the Company's pre-existing product lines.

     Gross profit. Gross profit increased by $587,000, or 20%, to $3.5 million for the three months ended September 30, 1997 from $2.9 million during the comparable period in 1996. This increase was due primarily to the Weatherly acquisition. Gross profit as a percentage of net sales decreased to 49.9% during the three months ended September 30, 1997 from 52.8% during the comparable period in 1996. The decrease in gross profit as a percentage of net sales was primarily attributable to the decrease in sales of higher-margin products.

     Selling and shipping expenses. Selling and shipping expenses increased $545,000 or 31%, to $2.3 million during the three months ended September 30, 1997 from $1.8 million during the comparable period in 1996. This increase was primarily the result of an increase in the amount of products shipped, which was a consequence of the acquisition of Weatherly and an increase in sales of pre-existing product lines. Selling and shipping expenses as a percentage of net sales increased from 31.8% during the three months ended September 30, 1996 to 32.8% during the comparable period in 1997. This increase was primarily due to additional marketing and advertising on new and existing product lines.

     General and administrative expenses. General and administrative expenses increased $154,000 or 10%, to $1.7 million during the three months ended September 30, 1997 from $1.5 million during the comparable period in 1996. This increase was primarily due to increased amortization of goodwill as a result of the acquisition of Weatherly. As a percentage of net sales, general and administrative expenses decreased from 27.2% during the three months ended September 30, 1996 to 23.6% during the comparable period in 1997. This improvement is primarily due to the closing of the Weatherly administrative offices in February 1997 and the integration of certain administrative functions into the Company's existing infrastructure.

     Loss from operations. Loss from operations increased by $112,000 or 32% to $460,000 during the three months ended September 30, 1997 from $348,000 during the comparable period in 1996. The loss from operations in actual dollars was primarily due to the seasonal nature of the business. The increase in the loss for the 1997 period was primarily attributable to the increased general and administrative costs resulting from increased amortization of goodwill and, to a lesser extent, increased marketing expenses. As a percentage of net sales, loss from operations increased to 6.5% for the three months ended September 30, 1997 from 6.3% during the comparable period in 1996.

     Interest expense. Interest expense increased by $290,000 or 52%, to $853,000 during the three months ended September 30, 1997, from $563,000 during the comparable period in 1996. The increase in interest expense is primarily related to the interest associated with the increase in term debt associated with the Weatherly acquisition, which was partially offset by a decrease in the Company's effective borrowing rate.

     Income taxes. Income tax benefits increased to $550,000 during the three months ended September 30, 1997 from $280,000 during the comparable period in 1996 primarily due to the increase in the Company's effective tax rate. The income tax benefit is based upon the Company's estimated effective income tax rate for the year.

     Extraordinary expense, net. In connection with the acquisition of Weatherly in August 1996, the Company refinanced its term debt and its revolving line of credit. As a result of its refinancing, the Company was required to record an extraordinary expense of $1.0 million net of tax benefits of $452,000, during the three months ended September 30, 1996. The expense consisted of deferred finance costs at June 30, 1996 net of accumulated amortization, plus prepayment penalties.

     Net loss. Net loss decreased by $896,000, or 56%, to $716,000 during the three months ended September 30, 1997 from $1.6 million during the comparable period in 1996. This decrease was attributable to the $1.0 million extraordinary expense incurred in the 1996 period due to the refinancing. Net loss per common share decreased $0.07 to $(0.05) during the three months ended September 30, 1997 from $(0.12) during the comparable period in 1996. The decrease was primarily attributable to an extraordinary expense of approximately $0.08 per common share incurred during the 1996 period.


Fiscal Year Ended June 30, 1997 Compared to Fiscal Year Ended June 30, 1996

     Net sales. Net sales increased by $25.0 million, or 93%, to $52.0 million in fiscal 1997 from $27.0 million in fiscal 1996. The increase in net sales was primarily a result of the August 1996 acquisition of Weatherly and increased sales of the Company's landscape fabrics and landscape edging products.

     Gross profit. Gross profit increased by $14.0 million, or 98%, to $28.4 million in fiscal 1997 from $14.4 million in fiscal 1996. This increase was due primarily to the Weatherly acquisition. Gross profit as a percentage of net sales increased to 54.6% in fiscal 1997 from 53.1% in fiscal 1996. The increase in gross profit as a percentage of net sales was primarily attributable to the sales of higher-margin products acquired in the Weatherly acquisition.

     Selling and shipping expenses. Selling and shipping expenses increased $4.9 million, or 78%, to $11.2 million in fiscal 1997 from $6.3 million in fiscal 1996. This increase was primarily the result of an increase in the amount of products shipped, which was a consequence of the acquisition of Weatherly and an increase in sales of pre-existing product lines, particularly landscape fabrics and landscape edging products. Selling and shipping expenses as a percentage of net sales decreased from 23.2% in fiscal 1996 to 21.6% in fiscal 1997. This decrease was primarily due to the consolidation of the Company's customer services at the Waco, Texas office and the elimination of the majority of the Weatherly sales positions in connection with the integration of the acquisition.

     General and administrative expenses. General and administrative expenses increased $2.1 million, or 50%, to $6.5 million in fiscal 1997 from $4.4 million in fiscal 1996. This increase was primarily the result of the acquisition of Weatherly. As a percentage of net sales, general and administrative expenses decreased from 16.1% in fiscal 1996 to 12.5% in fiscal 1997. This improvement is primarily due to the closing of the Weatherly administrative offices in February 1997 and the integration of certain administrative functions into the Company's existing infrastructure.

     Income from operations. Income from operations increased by $6.9 million, or 184%, to $10.7 million in fiscal 1997 from $3.8 million in fiscal 1996. The growth in income from operations in actual dollars was primarily due to the increase in net sales and gross profit as a result of the Weatherly acquisition. As a percentage of net sales, income from operations increased to 20.5% in fiscal 1997 from 13.9% in fiscal 1996. This increase was due to the decreases in selling and shipping and general and administrative expenses as a percentage of net sales.

     Interest expense. Interest expense increased by $1.3 million, or 65%, to $3.3 million in fiscal 1997, from $2.0 million in fiscal 1996. The increase in interest expense is primarily related to the interest associated with the increase in both term and working capital debt and expenses associated with the Weatherly acquisition, partially offset by a decrease in the Company's effective borrowing rate.

     Income taxes. In fiscal 1996, the Company reported a tax benefit of $715,000 which was a result of the recognition of a deferred tax asset relating to available net operating loss carryforwards. In fiscal 1997, the Company incurred a tax expense of $3.2 million, excluding the benefit associated with the extraordinary expense, reflecting the Company's profitability and exhaustion of the majority of net operating loss carryforwards.

     Extraordinary expense, net. In connection with the acquisition of Weatherly, the Company completed the Refinancing. As a result of the Refinancing, the Company was required to record an extraordinary expense of $1.0 million net of tax benefits for fiscal 1997, which expense consisted of deferred finance costs at June 30, 1996 net of accumulated amortization, plus prepayment penalties.

     Net income. Net income increased $659,000, or 26%, to $3.2 million in fiscal 1997 from $2.5 million in fiscal 1996. This increase was attributable to the successful integration into Easy Gardener of the Weatherly organization in fiscal 1997, partially offset by the $1.0 million extraordinary expense, net of tax benefits, incurred due to the Refinancing.

     Net income per common share decreased $0.05 to $0.20 in fiscal 1997 from $0.25 in fiscal 1996. The decrease was partially attributable to an extraordinary expense of approximately $1.0 million net of tax benefits, or $0.06 per common share in fiscal 1997. Additionally, during fiscal 1997 the Company incurred a tax expense of approximately $3.2 million, or $0.18 per common share, compared to a tax benefit of approximately $700,000, or $0.07 per share during fiscal 1996 resulting from the recognition of a deferred tax asset relating to available net loss carryforwards. The decrease in net income per common share was also adversely affected by the requirement that the Company use the modified treasury stock method to calculate earnings per share in fiscal 1997. The effect of using the modified treasury stock method in 1997 was to reduce net income per common share by $0.05. If the modified treasury stock method had not been used in fiscal 1997, income per common share before income taxes and extraordinary expense would have been at $0.54 for fiscal 1997 compared to $0.18 in fiscal 1996.


Fiscal Year Ended June 30, 1996 Compared to Fiscal Year Ended June 30, 1995

     Net sales. Net sales increased by $7.3 million, or 37%, to $27.0 million in fiscal 1996 from $19.7 million in fiscal 1995. A majority of the increase in net sales resulted from the introduction of new landscape edging and shade cloth products. In addition, the Company believes that its sales were positively affected by continued penetration in existing markets, expansion into new markets and a more widespread recognition of the Easy Gardener brand and products. The increase in net sales also resulted from the inclusion of 12 months of net sales of Easy Gardener products in the fiscal 1996 period compared to 10 months in the prior fiscal year.

     Gross profit. Gross profit increased by $3.8 million, or 36%, to $14.4 million in fiscal 1996 from $10.5 million in fiscal 1995, primarily due to the increase in net sales, partially offset by the inclusion of 12 months of Easy Gardener's cost of goods sold in fiscal 1996 compared to 10 months in fiscal 1995. Gross profit as a percentage of net sales decreased from 53.5% in fiscal 1995 to 53.1% in fiscal 1996. The decrease was due to a change in the product mix sold and to higher costs, during fiscal 1996, of resin and corrugated cardboard, which are the principal materials used in the manufacturing and packaging of WeedBlock.

     Selling and shipping expenses. Selling and shipping expenses increased by $1.9 million, or 43%, to $6.3 million in fiscal 1996 from $4.4 million in fiscal 1995. The increase was primarily the result of the increase in the amount of product shipped and the inclusion of 12 months of Easy Gardener's selling and shipping expenses in fiscal 1996 compared to 10 months in fiscal 1995. As a percentage of net sales, selling and shipping expenses increased to 23.2% in fiscal 1996 compared to 22.2% in fiscal 1995. This increase was primarily due to introductory advertising on new products.

     General and administrative expenses. General and administrative expenses increased by $1.6 million, or 57%, to $4.4 million in fiscal 1996 from $2.8 million in fiscal 1995. General and administrative expenses as a percentage of net sales increased to 16.1% in fiscal 1996 from 14.1% in fiscal 1995. The increase in general and administrative expenses during fiscal 1996 was primarily a result of the inclusion of 12 months of Easy Gardener's general and administrative expenses in fiscal 1996 compared to 10 months in fiscal 1995. The increase in general and administrative expenses was also due to additional amortization and depreciation expense, and additional related overhead expenses, associated with the overall increase in the size of the Company.

     Income from operations. Income from operations increased by approximately $400,000, or 12%, to $3.8 million in fiscal 1996 from $3.4 million in fiscal 1995. As a percentage of net sales, income from operations decreased to 13.9% in fiscal 1996 from 17.2% in fiscal 1995. The decrease in income from operations as a percentage of net sales was primarily the result of a slight decrease in gross profit as a percentage of net sales, combined with more significant increases in selling and shipping and general and administrative expenses as a percentage of net sales.

     Interest expense. Interest expense increased by $200,000, or 11%, to $2.0 million during fiscal 1996 from $1.8 million during fiscal 1995 primarily as a result of the inclusion in fiscal 1996 of 12 months of interest on Easy Gardener's outstanding indebtedness which was incurred in connection with the purchase of the assets of Easy Gardener, Inc. in September 1994 when compared to the inclusion of such interest for only 10 months in fiscal 1995. This increase was partially offset by the February 1995 conversion of $2.0 million of convertible notes into Common Stock and the repayment of $1.6 million on other notes payable. The convertible notes and other notes payable were incurred in connection with the purchase of the assets of Easy Gardener, Inc. in September 1994.

     Income taxes. During fiscal 1996, the Company recorded a $715,000 tax benefit compared to a $38,000 tax expense during the fiscal 1995 primarily due to the Company's recognition of a deferred tax asset associated with Federal net operating loss carryforwards. See "-- Liquidity and Capital Resources."

     Net income. Net income in fiscal 1996 was $2.5 million or $0.25 per share based on 10,206,000 weighted average common and common equivalent shares outstanding compared to net earnings of $1.6 million or $0.19 per share in fiscal 1995 based on 8,376,000 common and common equivalent shares outstanding. Such increase was primarily the result of the increase in net sales.


Quarterly Results of Operations and Seasonality

     The Company's sales are seasonal due to the nature of the lawn and garden business, in parallel with the annual growing season. The Company's sales and shipping are most active from late December through May when home lawn and garden customers are purchasing supplies for spring planting and retail stores are increasing their inventory of lawn and garden products. Sales typically decline by early to mid-summer.

     Sales of the Company's agricultural products, which were not material for fiscal 1997, are also seasonal. Most shipments occur during the agricultural cultivation period from March through October.

     Set forth below is certain unaudited quarterly financial information:

                                                             Quarter Ended
                                         September 30,    December 31,    March 31,    June 30,
                                             1995             1995          1996         1996
                                        ---------------  --------------  -----------  ----------
                                         (in thousands, except percentages and per share data)
Net sales  ...........................    $   3,265       $   2,715      $ 10,760     $10,291
 Cost of sales   .....................        1,555           1,290         5,156       4,670
                                          -----------     -----------    ---------    --------
 Gross profit ........................        1,710           1,425         5,604       5,621
 Selling, general and administrative
  expenses    ........................        2,211           2,394         2,753       3,252
                                          -----------     -----------    ---------    --------
Income (loss) from operations   ......         (501)           (969)        2,851       2,369
Investment income   ..................           24              10            19          16
Interest expense    ..................         (458)           (473)         (541)       (538)
                                          -----------     -----------    ---------    --------
Income (loss) before income taxes  ...         (935)         (1,432)        2,329       1,847
Income tax benefit (expense) .........          100              80           138         397
Extraordinary expense, net   .........
Net income (loss)   ..................    $    (835)      $  (1,352)     $  2,467     $ 2,244
                                          ===========     ===========    =========    ========
Net income (loss) per share (1) ......    $   (0.08)      $   (0.13)     $   0.16     $  0.14
                                          ===========     ===========    =========    ========
Weighted average common and com-
 mon equivalent shares outstanding
 (1)    ..............................        9,944          10,200        19,002      19,721
                                          ===========     ===========    =========    ========
Net sales  ...........................          100%            100%          100%        100%
 Cost of sales   .....................         47.6            47.5          47.9        45.4
                                          -----------     -----------    ---------    --------
 Gross profit    .....................         52.4            52.5          52.1        54.6
 Selling, general and administrative           67.7            88.2          25.6        31.6
                                          -----------     -----------    ---------    --------
Income (loss) from operations   ......        (15.3)          (35.7)         26.5        23.0
Investment income   ..................           .7              .4            .2          .2
Interest expense .....................        (14.0)          (17.4)         (5.0)       (5.3)
                                          -----------     -----------    ---------    --------
Income (loss) before income taxes  ...        (28.6)          (52.7)         21.7        17.9
Income tax benefit (expense)    ......          3.1             3.0           1.3         3.9
Extraordinary expense, net   .........            0               0             0           0
                                          -----------     -----------    ---------    --------
Net income (loss)   ..................        (25.5%)         (49.7%)        23.0%       21.8%
                                          ===========     ===========    =========    ========


                                                                     Quarter Ended
                                         September 30,    December 31,    March 31,    June 30,     September 30,
                                             1996             1996          1997         1997           1997
                                        ---------------  --------------  -----------  -----------  --------------
Net sales  ...........................    $   5,523        $   7,416     $ 20,559     $ 18,549       $   7,025
 Cost of sales   .....................        2,607            3,217        9,025        8,800           3,522
                                          -----------      ---------     ---------    ---------      ---------
 Gross profit ........................        2,916            4,199       11,534        9,749           3,503
 Selling, general and administrative
  expenses    ........................        3,264            4,048        5,539        4,894           3,963
                                          -----------      ---------     ---------    ---------      ---------
Income (loss) from operations   ......         (348)             151        5,995        4,855            (460)
Investment income   ..................           26               17           16           17              47
Interest expense    ..................         (563)            (813)        (993)        (970)           (853)
                                          -----------      ---------     ---------    ---------      ---------
Income (loss) before income taxes  ...         (885)            (645)       5,018        3,902          (1,266)
Income tax benefit (expense) .........          280              195       (2,075)      (1,600)            550
Extraordinary expense, net   .........       (1,007)
                                          -----------      ---------     ---------    ---------      ---------
Net income (loss)   ..................    $  (1,612)       $    (450)    $  2,943     $  2,302       $    (716)
                                          ===========      =========     =========    =========      =========
Net income (loss) per share (1) ......    $   (0.12)       $   (0.03)    $   0.14     $   0.11       $   (0.05)
                                          ===========      =========     =========    =========      =========
Weighted average common and com-
 mon equivalent shares outstanding
 (1)    ..............................       12,915           13,917       22,696       22,191       $  14,702
                                          ===========      =========     =========    =========      =========
Net sales  ...........................          100%             100%         100%         100%            100%
 Cost of sales   .....................         47.2             43.4         43.9         47.4            50.1
                                          -----------      ---------     ---------    ---------      ---------
 Gross profit    .....................         52.8             56.6         56.1         52.6            49.9
 Selling, general and administrative           59.1             54.6         26.9         26.4            56.4
                                          -----------      ---------     ---------    ---------      ---------
Income (loss) from operations   ......         (6.3)             2.0         29.2         26.2            (6.5)
Investment income   ..................           .5               .2           .1           .1             0.7
Interest expense .....................        (10.2)           (11.0)        (4.8)        (5.3)          (12.1)
                                          -----------      ---------     ---------    ---------      ---------
Income (loss) before income taxes  ...        (16.0)            (8.8)        24.5         21.0           (18.0)
Income tax benefit (expense)    ......          5.1              2.6        (10.1)        (8.6)            7.8
Extraordinary expense, net   .........        (18.2)               0            0            0               0
                                          -----------      ---------     ---------    ---------      ---------
Net income (loss)   ..................        (29.1%)          (6.2%)        14.3%        12.4%          (10.2%)
                                          ===========      =========     =========    =========      =========

------------
(1) Pursuant to APB No. 15, net income per share was calculated using the modified treasury stock method except for quarters reporting a net loss. Such quarters only reflect issued and outstanding shares of Common Stock in the weighted average shares outstanding. To calculate net income per share, net income must be increased by $418,000, $509,000, $236,000 and $213,000 for the quarters ended March 31 and June 30, 1996 and 1997, respectively.


Liquidity and Capital Resources

     Since inception, the Company has financed its operations primarily through cash generated by operations, net proceeds from the Company's private and public sales of securities and borrowings from lending institutions.

     At September 30, 1997, the Company had consolidated cash and short-term investments totalling $4.8 million and working capital of $3.3 million. At June 30, 1997, the Company had consolidated cash and short-term investments totalling $2.1 million and working capital of $2.3 million. The increase in working capital at September 30, 1997 was due primarily to the warrants exercised to purchase Common Stock which resulted in net proceeds to the Company of $2.5 million during the three months ended September 30, 1997.

     Net cash provided by operating activities for fiscal 1997 was $10.6 million, consisting primarily of net income plus depreciation and amortization and an extraordinary expense resulting from the Refinancing, an increase in accounts payable and a decrease in deferred taxes, offset in part by an increase in accounts receivables. Net cash used in investing activities for fiscal 1997 was $29.6 million, consisting primarily of cash used for the acquisition of Weatherly.

     Net cash provided by financing activities for fiscal 1997 was $20.5 million, consisting primarily of the additional proceeds from the notes payable used in connection with the purchase of Weatherly, and the exercise of warrants to purchase Common Stock, the proceeds of which were used primarily for the purchase of Weatherly.

     Net cash provided by operating activities during the three months ended September 30, 1997 was $3.1 million, consisting primarily of a decrease in accounts receivable plus depreciation and amortization, offset in part by an increase in accounts payable and an increase in inventory. Net cash used in investing activities during the three months ended September 30, 1997 was $848,000, consisting primarily of cash used for the additional purchase price for Easy Gardener, Inc.

     Net cash provided by financing activities during the three months ended September 30, 1997 was $533,000, consisting of the $2.45 million from the exercise of warrants to purchase Common Stock, offset in part by $1.9 million payments of outstanding notes payable.

     At September 30, 1997, the Company had consolidated term debt of $24.6 million which includes debt incurred pursuant to the Refinancing and consists of three outstanding term loans of $18.55 million, $2.25 million and $3.8 million.

     In connection with the acquisition of Weatherly, Easy Gardener entered into the Credit Agreement with the Lenders. Pursuant to the Credit Agreement, the lenders have provided the Company with the following revolving credit and term loan facilities:

     (a) Revolving Credit Facility: The maximum amount available for borrowing under the revolving credit facility (the "Revolving Credit Facility") facility from time to time is equal to the lesser of $13.0 million and a borrowing base determined by reference to specified percentages of Easy Gardener's consolidated accounts receivable and inventory deemed to be "eligible" by the Lenders. As of September 30, 1997, based on this formula, $3.8 million was available for borrowing and no amount was outstanding. In April 1997, the Revolving Credit Facility was amended to provide the Company with an additional $3.0 million in available borrowing during the months of February, March, April and May of each fiscal year. Any additional borrowing must be paid by May 31 of the year in which borrowed. This additional increase is for the working capital needs during the peak season months and has the same "eligibility" requirements as the original amount.

     Revolving credit loans bear interest at an annual rate chosen by Easy Gardener based on the prime rate of one of the lenders or the London Inter-Bank Offered Rate ("LIBOR") plus an applicable marginal rate. Under certain circumstances, outstanding prime rate loans may be converted to LIBOR rate loans at the Company's option. At September 30, 1997, the effective annual rate for outstanding borrowings under the Revolving Credit Facility was 9.75%. The Revolving Credit Facility expires on June 30, 2002 (the "Expiration Date") and all outstanding revolving credit loans are then due. In addition, for a 10-day period in August of each year, all outstanding revolving credit loans must be paid and no revolving credit loans may be borrowed. Revolving credit loans may be prepaid at any time. However, if Easy Gardener elects to terminate the Revolving Credit Facility prior to the Expiration Date, the outstanding balance must be prepaid together with a premium of from 1% to 2% of the "Average Yearly Loan Balance" (as defined in the Credit Agreement) under the Revolving Credit Facility.

     (b) Term Loan Facility: Pursuant to this facility, Easy Gardener obtained three term loans (the "Term Loans"), one in the principal amount of $23 million ("Term Loan I"), $18.6 million of which was outstanding at September 30, 1997, one in the principal amount of $2.25 million ("Term Loan II"), all of which was outstanding at September 30, 1997, and one in the principal amount of $3.8 million ("Term Loan III"), all of which was outstanding at September 30, 1997. Term Loan I and Term Loan II mature on the Expiration Date. Term Loan III was repaid in full and expired in November 1997. Term Loans I and II are payable in quarterly installments of principal, commencing as to Term Loan I in September 1996 and as to Term Loan II in September 1998. Term Loan I bears interest, at the election of Easy Gardener, at the adjusted prime rate or LIBOR rate described above, and Easy Gardener may from time to time, subject to certain restrictions, convert Term Loan I from a prime rate loan to a LIBOR rate loan. At September 30, 1997, the effective annual rate of interest for Term Loan I was 9.75%. Term Loan II bears interest at a floating rate equal to the prime rate of one of the lenders plus 6%. At June 30, 1997, the effective annual rate of interest for Term Loan II was 14.5%. The annual rate of interest for Term Loan III was 12%. Interest on Term Loans I and II is payable monthly in arrears on prime rate loans and at the end of the interest period for a LIBOR rate loan if the interest period is three months or less or on the last day of each three-month interval during the interest period if it is longer than three months. If Easy Gardener elects to pay Term Loan I in full at any time prior to the Expiration Date, Easy Gardener is also obligated to pay a premium of from 1% to 2% of the amount prepaid. Term Loan I is subject to certain mandatory prepayments of principal from "excess cash flow" (as defined in the Credit Agreement) of Easy Gardener and certain net proceeds of asset sales, condemnation awards and insurance recoveries. Mandatory prepayment of principal of Term Loan I on account of "excess cash flow", if any, will be due in October of the following fiscal year. No mandatory prepayment was due in October 1997.

     Easy Gardener's obligation to pay the principal of, interest on, premium, if any, and all other amounts payable on account of the Revolving Credit Facility and the Term Loans is secured by substantially all of the assets of Easy Gardener and its subsidiaries and the irrevocable guaranties of the Company and Easy Gardener's subsidiaries. Upon the occurrence of an event of default specified in the Credit Agreement, the maturity of the outstanding principal amounts of the Revolving Credit Facility and the Term Loans may be accelerated by the lenders who may also foreclose on the secured assets of Easy Gardener and its subsidiaries.

     Under the Credit Agreement (a) Easy Gardener is required, among other things, to comply with certain limitations on incurring additional indebtedness, liens, guaranties, capital and operating lease expenses in excess of a specified amount per year, and sales of assets and payment of dividends and (b) Easy Gardener and the Company must comply with certain limitations on merger, liquidations, changes in business, investments, loans and advances, or certain acquisition of subsidiaries. In addition, Easy Gardener must comply with certain minimum interest coverage, debt service and fixed charge rates, not permit its Net Worth (as defined in the Credit Agreement) to be less than certain amounts and generate certain minimum amounts of income before interest expenses, taxes, depreciation and amortization. A violation of any of these covenants constitutes an event of default under the Credit Agreement.

     The Company believes that its operations will generate sufficient cash flow to service the debt incurred in connection with its prior acquisitions. However, if such cash flow is not sufficient to service such debt, the Company will be required to seek additional financing which may not be available on commercially acceptable terms or at all.

     As of September 30, 1997, the Company had a deferred tax liability of $597,000 and a deferred tax asset of $727,000, (net of a $265,000 valuation allowance) the majority of which relates to the tax benefit associated with the accumulated net operating losses of approximately $2.2 million for Federal income tax purposes which expire in 2011. For California income tax purposes, the Company accumulated net operating losses of approximately $2.8 million which expire at various times through 2001. Based upon the estimated taxable income to be apportioned to California over the next few fiscal years and considering the expiration date of the net operating loss carryovers, the Company has established a valuation reserve relating to the majority of the estimated $265,000 tax benefit associated with the California net operating loss carryovers.

     In January 1997, the Company borrowed $550,000 in the aggregate from certain lenders. The loans were used to satisfy short term working capital requirements. In July 1997, the Company repaid $200,000 of the loans and the $350,000 balance was converted into 154,000 shares of Common Stock.

     In May 1997, the Company purchased from Plastic Molded Concepts, Inc. certain assets relating to its Plasti-Chain Line of products for approximately $4.3 million. The purchase price was paid through the use of the Revolving Credit Facility and Term Loan III. The additional term debt is payable in November 1997.

     In connection with the Company's acquisition of Weatherly, the former stockholders of Weatherly entered into an agreement to indemnify the Company against tax liabilities relating to periods prior to the acquisition. If any such tax liabilities arise the Company would be required to make the payments to the appropriate tax authority and, in turn, seek reimbursement from the Weatherly stockholders under their indemnification agreement. The Internal Revenue Service ("IRS") is currently examining certain Weatherly tax returns covering periods prior to the acquisition. There can be no assurance that if the Company is required to make payments to the IRS or any other tax authority it will be able to receive such amounts from the former Weatherly stockholders. The Company believes that any payment it may be required to make will not have a material adverse effect on its financial condition.


Recent Accounting Pronouncement

     In February 1997, the Financial Accounting Standards Board ("FASB") issued a Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which is effective for both interim and annual periods ending after December 15, 1997. SFAS No. 128 requires the calculation and presentation of basic earnings per share (giving no dilutive effect to derivative securities) and dilutive earnings per share (reflecting the dilutive effect of all derivative securities). Accordingly, the Company plans to adopt SFAS No. 128 in its December 31, 1997 interim financial statements.


Inflation

     Inflation has historically not had a material effect on the Company's operations.

                                   BUSINESS

General

     The Company is a leading manufacturer and marketer of a broad range of consumer lawn and garden products. The Company's products include weed preventive landscape fabrics, fertilizer spikes, decorative landscape edging, shade cloth and root feeders, which are sold under recognized brand names such as WeedBlock(R), Jobe's(R), Emerald Edge(R), Shade Fabric(TM) and Ross(R). The Company believes that it has significant market share and brand-name recognition in several of its primary product categories. The Company markets its products through most large national home improvement and mass merchant retailers ("Retail Accounts"), including Home Depot, Lowe's, Kmart, Builder's Square, Wal-Mart and Home Base.

     The Company has experienced significant growth in recent years and believes that its success has been primarily attributable to the expansion of its product lines through the acquisition of complementary lawn and garden businesses, the quality of its products, its focus on providing Retail Accounts with a single source of lawn and garden products, the efficiency and reliability of its inventory tracking and order fulfillment systems and its distinctive advertising and store displays.


Lawn and Garden Industry

     Historically, the lawn and garden industry was comprised of relatively small regional manufacturers and distributors whose products were sold to consumers primarily through local nurseries and garden centers. As the industry has grown, national home improvement and mass merchant retailers have replaced many of these local garden centers as the primary retail source for lawn and garden products. In an effort to improve operating margins and reduce the number of vendors needed to source high volume lawn and garden products, the preference among home improvement and mass merchant retailers has shifted towards single source suppliers that offer broad product lines of consumer brand-name merchandise and the product support necessary to stimulate consumer demand and ensure timely and cost effective order fulfillment. Smaller regional suppliers generally lack the capital and other resources necessary to offer the variety and number of product lines, the product support and the inventory stocking and tracking capabilities required by home improvement and mass merchant retailers.

     Regional manufacturers, distributors and marketers are now largely fragmented and the Company believes that many of them are attractive acquisition candidates for larger, single source suppliers and distributors in the lawn and garden industry. The Company has historically been successful in locating, acquiring and integrating certain of these manufacturers and distributors into its business and intends to continue its acquisition program as a principal component of its growth strategy.


     According to the 1996-1997 National Gardening Survey, 1996 retail sales of lawn and garden products were approximately $22 billion, and 64% of the approximately 101 million households in the United States participated in some form of gardening activity during 1996. In addition, sales growth in the lawn and garden industry is being driven in part by the aging of the "baby boomer" consumer segment. According to the National Gardening Survey, persons 50 years of age and older spent an average of $400 per household on lawn and garden activities in 1996.


Business Strategy

     The Company's business objective is to be a leading single source supplier to Retail Accounts and its strategy includes the following key components:

   o Market Low-Cost, High-Margin Products. The Company focuses on manufacturing and marketing low-cost, high-margin products, such as landscape fabric, fertilizer spikes, landscape edging, shade cloth and root feeders, with suggested retail prices generally ranging from $2 to $30. The Company believes that such point-of-purchase products stimulate impulse buying by consumers and provide high margins with relatively low price sensitivity.

   o Supply a Wide Variety of Products. The Company supplies Retail Accounts with several product lines, such as landscape fabric, fertilizer spikes, landscape edging, shade cloth and root feeders. Within such product categories the Company offers a broad range of products. For example, the Company's landscape fabrics are available in both woven and non-woven fabrics of varying grades of thickness. Similarly, the Company's fertilizer, plant food and insecticide spikes are designed for a wide variety of indoor and outdoor plants, including mutiple types of trees, flowers, vegetable plants and shrubs.

   o Capitalize on Point-of-Purchase Displays. The Company utilizes distinctive packaging and point-of-purchase product displays, new product introductions and other merchandising techniques to stimulate consumer purchases. The Company's sales representatives periodically visit individual Retail Accounts to assist them in achieving innovative and optimal use of the Company's product displays through prominent product placement and inventory management.

   o Utilize Marketing and Advertising Programs. The Company uses national and regional marketing and advertising programs to generate consumer brand-name recognition of its product lines. The Company retains agencies that market and advertise its products through television programs, newspaper inserts and weekly circulars.

   o Promote Retail Account Satisfaction. The Company promotes Retail Account satisfaction by providing timely and efficient order fulfillment services. The Company maintains a sophisticated retail data information system which enables it to provide timely order fulfillment so that Retail Accounts are not required to maintain a large inventory of the Company's products.


Growth Strategy

     The Company attributes its historical growth and success to its ability to capitalize on the consolidation of the lawn and garden industry by locating, acquiring and effectively integrating acquisition targets and its ability to act as an efficient single source supplier of a broad range of quality products. The Company intends to continue this growth strategy, which consists of the following principal components:

   o Pursue Additional Strategic Acquisitions. The Company plans to continue its primary strategy of acquiring complementary lawn and garden companies and product lines. The Company has consummated five (5) such acquisitions since 1992 and recently entered into a non-binding letter of intent to acquire another lawn and garden product business. By consolidating companies with complementary product lines, the Company believes it can capitalize on its existing channels of distribution and gain market share by increasing sales to its Retail Accounts.

   o Increase Brand Awareness. The Company intends to enhance existing consumer brand awareness by expanding its advertising and marketing efforts with an emphasis on its Jobe's fertilizer spikes, a nationally-recognized brand name. The Company believes that the modernization of its Jobe's packaging, together with a national television advertising campaign targeted at the "baby boomer" consumer segment, will allow it to further capitalize on its brand-name recognition.

   o Utilize Existing Infrastructure. The Company's management and administration infrastructure has been designed to accommodate the integration of additional products when suitable lawn and garden companies and product lines are identified and acquired. The Company believes that its ability to efficiently integrate new businesses and product lines into its existing infrastructure will result in significant savings in the areas of management, distribution, marketing and customer service. The Company also believes that its infrastructure, including its on-line inventory tracking and order fulfillment capabilities, allows it to be an effective and efficient source of lawn and garden products for Retail Accounts.

   o Focus on High-Volume Retailers. National high-volume retailers such as the Company's Retail Accounts are gaining an increasing share of the lawn and garden retail market. By focusing on the emergence of high-volume retailers and their needs, including providing broad product lines, order fulfillment capabilities and marketing and merchandising programs, the Company believes that it will increase its market share and enhance its position as a leading single source supplier of lawn and garden products.

Recent and Proposed Acquisitions

     Since August 1992, the Company has consummated the following five (5) acquisitions of lawn and garden companies or product lines for a total of over $56 million in consideration:

   o Golden West Chemical Distributors, Inc. A manufacturer of humic acid-based products designed to improve crop yield, which was acquired in August 1992 for approximately $1.1 million in cash and $1.1 million of promissory notes.

   o Easy Gardener, Inc. A manufacturer of multiple fabric landscaping products including WeedBlock(R), which was acquired in September 1994 for approximately $21.3 million consisting of $8.8 million in cash, a $10.5 million promissory note and two convertible notes each in the principal amount of $1.0 million. Approximately $2.2 million of additional purchase price was contingent on Easy Gardener meeting certain income requirements. A total of approximately $1.2 million of the additional amount has been paid to date and the remaining $1.0 million is payable in fiscal 1999.

   o Emerald Products LLC. A manufacturer of decorative landscape edging, which was acquired in August 1995 for $835,000 in cash and a $100,000 promissory note.

   o Weatherly Consumer Products Group, Inc. A manufacturer of fertilizer spikes and other lawn and garden products, which was acquired in August 1996 for 1,000,000 shares of Common Stock valued at $3.0 million and approximately $22.9 million in cash.

   o Plasti-Chain Product Line of Plastic Molded Concepts, Inc. A line of plastic chain links and decorative edgings, which was acquired from Plastic Molded Concepts, Inc. in May 1997 for approximately $4.3 million in cash.

     In addition the Company has entered into a non-binding letter of intent to purchase a manufacturer and distributor of outdoor lawn and garden products for approximately $14.0 million, subject to increase or decrease based upon certain net current assets of the seller to be acquired.

Products

     Landscape Fabric. The Company markets different types of landscape fabric in varying thicknesses and strengths under the trade names WeedBlock, WeedBlock 6(TM), MicroPore(R), Pro WeedBlock(TM) and WeedShield(TM). Landscape fabrics allow water, nutrients and oxygen to filter through to soil but prevent weed growth by blocking sunlight to prevent seeds from germinating. The Company's primary landscape fabrics are made from non-woven fabrics which are generally manufactured with extruded polymers, pressed or vacuum formed into thin sheets having the feel and texture of light plastics. For the fiscal years ended June 30, 1995, 1996 and 1997, sales of landscape fabrics represented 71%, 69% and 44%, respectively, of the Company's net sales.

     Fertilizer, Plant Food and Insecticide Spikes. Fertilizer and plant food spikes deliver plant nutrients directly to the root of the plant, as an alternative method of maintaining plant health to surface-delivered liquid or solid fertilizers. Some of the Company's fertilizer spikes have the added feature of containing an insecticide for the control of unwanted insects. The Company markets a variety of indoor and outdoor specialty fertilizer and plant food spikes primarily under the Jobe's tradename, one of the most recognized brands in the consumer lawn and garden industry. For the fiscal year ended June 30, 1997, sales of fertilizer, plant food and insecticide spikes represented approximately 24% of the Company's net sales.

     Landscape Edging. The Company markets a variety of resin-based decorative landscape edgings under trade names including Emerald Edge and Terra Cotta Tiles. The Company's decorative edgings are used by consumers to enclose or define the perimeter of planting areas with a variety of designs which include stone, log, terra cotta tiles and picket fences. The Company recently acquired the Plasti-Chain line of products, which include additional styles of decorative landscape edgings.

     Shade Cloth. The Company markets shade cloth fabrics in a variety of sizes and colors. Shade cloth is utilized generally in conjunction with some type of outdoor structure such as a patio veranda, and provides shade, privacy and/or protection from wind for people, plants and pets. The Company markets shade cloth fabrics as an exclusive United States retail distributor of a shade cloth manufacturer pursuant to an agreement that expires on September 30, 1998 (unless renewed at the option of the Company for an additional two-year period).

     Fertilizers and Root Feeders. The Company markets fertilizers under the Ross trade name. The Ross fertilizer, when applied through a Ross root feeder, a long steel irrigation tube with a hose connector that is inserted deep into the ground, provides the homeowner with a means of deep feeding and irrigating trees and shrubs. The Ross root feeder may also be used without fertilizer as a deep watering device.

     Other Products. In addition to landscape fabrics, fertilizer, plant food and insecticide spikes, landscape edging, shade cloth and root feeders, the Company also sells complementary lawn and garden products for the home gardener. The products include a line of animal repellents that are formulated to deter dogs, cats, deer and rabbits from destroying garden and landscape environs, a variety of protective plant and tree covers, bird and animal mesh blocks, protective garden and tree netting to prevent animal damage, synthetic mulch and fabric pegs.

     Agricultural Products. The Company, through Golden West, manufactures and distributes certain humic acid-based agricultural products for use on farms and orchards. Golden West generally sells its products to agricultural distributors, which in turn market Golden West's products to farms and orchards. The principal agricultural products manufactured and/or distributed by the Company are: Energizer(R), a formulation of humic acids which, when applied in conjunction with liquid fertilizers, permits crops to absorb a greater amount of the nutrients in the fertilizer; Penox(R), a surfactant, or penetrating wetting agent, that contains humic acid which, when applied in conjunction with herbicides, defoliants and other agricultural products, increases their effectiveness and Powergizer(R), a foliar nutrient, or plant food, containing humic acid which promotes growth and vigor in many types of crops. Sales of the Company's agricultural products accounted for less than 2% of the Company's net sales in fiscal 1997.


Conversion, Manufacturing and Supply

     Lawn and Garden Products

     Except for the materials for WeedBlock, which are obtained from a single source, the basic materials for the Company's lawn and garden products are purchased from a variety of suppliers. All of such materials are converted, packaged and shipped by the Company from either its Waco, Texas facility or its Paris, Kentucky facility.

     The Company purchases all of the landscape fabric used to manufacture WeedBlock from Tredegar. The Company purchases large rolls of various types of landscape fabric for shipment to its Waco, Texas facility where it sizes, cuts and packages the fabric for consumer sale. Although the Company has purchased all of its supply from Tredegar for over 10 years and believes that its relationship with Tredegar is good, Tredegar is free to terminate its relationship with the Company at any time and accordingly could market its fabrics to other companies, including competitors of the Company. Nevertheless, the Company owns the registered trademark "WeedBlock(R)" and, to the extent that it establishes alternative supply arrangements, its rights to market products under the WeedBlock brand name would continue without restriction.

     The Company manufactures and packages its Jobe's fertilizer spikes at its Paris, Kentucky facility. The raw materials that comprise the Company's indoor fertilizer spikes are mixed with a binding agent and then passed through an extrusion process which feeds a continuous strand of fertilizer through a heat-drying system. The strand is then cut into ready to use fertilizer spikes which are then machine counted and packaged as shelf-ready product. The Company's outdoor fertilizer spikes are manufactured in a similar manner except rather than passing through an extrusion process, the outdoor spikes are processed through molds which shape the spikes into their final form. The outdoor spikes are packaged in either a foil pouch, bag or box.


     The specifications for the Company's landscape edging, shade cloth and root feeder products and packaging are designed by the Company and independent design consultants. The products are then manufactured and packaged by third party manufacturers according to the Company's specifications.

     Agricultural Products

     The Company does not own or lease any manufacturing facilities for its agricultural products. Substantially all of the Company's humic acid-based agricultural products, including Energizer, Penox and Powergizer, are processed by Western Farm Services, Inc. ("Western Farm") pursuant to purchase orders placed by the Company from time to time in the ordinary course of business. The Company, through Western Farm, also has an open purchase order arrangement with an entity which supplies it with leonardite ore, a source of humic acid used in its agricultural products.


Customers

     The Company's customers include home improvement centers, mass merchandisers, hardware stores, nurseries and garden centers and other retail channels throughout the United States. The Company's three largest customers for fiscal 1997, Home Depot, Lowes and Kmart, accounted for approximately 26%, 10% and 7%, respectively, of its net sales during such year. During fiscal 1996, Home Depot, Lowe's, Kmart and Builder's Square accounted for 27%, 9%, 7% and 5%, respectively, of the Company's net sales. During fiscal 1995, sales to Home Depot, Kmart, Builder's Square and Lowe's accounted for approximately 27%, 9%, 7% and 6%, respectively, of the Company's net sales. The Company's ten largest customers as a group accounted for 74% and 65% of its net sales during fiscal 1996 and 1997, respectively. Sales to such customers are not governed by any contractual arrangement and are made pursuant to standard purchase orders. While the Company believes that relations with its largest customers are good, the loss of any of these customers could have an adverse effect upon the results of operations of the Company.

     The Company's sales are concentrated in the United States, with international sales (primarily Europe and Canada) accounting for less than 2% of the Company's net sales for fiscal 1996 and fiscal 1997. The Company is currently attempting to develop relationships with distributors outside of the United States.


Sales and Marketing

     The Company's sales efforts are coordinated by its national sales manager, whose duties include overseeing key accounts and directing the activities of the Company's six regional sales managers. Because of the service-oriented nature of the Company's business, the national and regional sales managers devote a substantial amount of their time to servicing and maintaining relationships with the Company's largest customers in addition to managing the overall sales operations. The Company also utilizes the services of over 25 non-exclusive independent sales organizations, on a commission basis, who are responsible primarily for sales to customers not serviced regularly by the regional sales managers. Sales of the Company's agricultural products are coordinated primarily by two full-time employees who are compensated on a salary plus commission basis.

     The Company's marketing activities are coordinated by its marketing manager. The marketing manager designs and develops the Company's distinctive packaging and point-of-sale displays and oversees, among other things, the Company's advertising campaigns, which are created and placed by advertising and public relations firms.

     The Company expects that its lawn and garden products will continue to be marketed by retailers primarily through the use of special displays and in-store consumer promotions in Retail Accounts, hardware stores, nurseries and garden centers. In addition, the Company believes that a substantial portion of lawn and garden sales are impulse driven and not overly price sensitive. Therefore, the Company seeks to increase consumer awareness, understanding and brand identification of its products through its distinctive packaging and point-of-sale displays. Retail Accounts and the Company's other customers receive the Company's products in packaging that is easily displayed. The retail product packaging is informative to the end-user and incorporates attention-getting, eye-pleasing color schemes. The Company also tailors its displays to the evolving needs of retailers. Because many home improvement and mass merchant retailers maintain outdoor sales areas for their lawn and garden products, the Company utilizes waterproof displays for many of its products. In addition, the Company meets the specific needs of many of its larger customers by tailoring the size of its displays to the dimensions requested by such customers. The Company's independent sales representatives periodically visit individual retail outlets to replenish product, rearrange displays and otherwise assist Retail Accounts in achieving innovative and optimal use of the Company's distinctive store displays.

     In order to anticipate and react quickly to changing consumer preferences, the Company also engages in market research. During fiscal 1997 the Company conducted consumer market research and a regional media advertising campaign of its Jobe's spikes product line to determine the effectiveness of such advertising in increasing product line sales. Based on the positive data derived from such research, the Company intends to focus its advertising and promotional campaign on the Jobe's brand name, as well as on the Easy Gardener and Emerald Edge brand names.

     Prior to the Company's acquisition of Weatherly, brand recognition of Jobe's product line was not heavily promoted. In order to enhance the consumer recognition of the Jobe's name, the Company intends to:

   o Modernize Packaging. The Company intends to make the packaging of the Jobe's products more attention getting, eye-pleasing and informative and instructional as to product purpose and use in order to increase impulse purchasing.

   o Assist Retail Accounts. The Company will continue its current process of assisting Retail Accounts in their inventory purchasing, in-store product placement and the implementation of innovative and optimal use of the distinctive displays for Jobe's products.

   o Advertise Nationally. The Company intends to commence a national television advertising campaign designed to target the "baby boomer" consumer segment, which represents the largest lawn and garden consumer segment. The campaign, which will be created by the Company's advertising agency, will appear primarily on programming on national cable channels with favorable "baby boomer" viewing demographics, such as CNN or CNBC. The Company will also continue to engage in co-operative advertising with its Retail Accounts primarily through national and regional weekly print advertising circulars during the primary lawn and garden season.

     The Company anticipates spending approximately $4.0 million ($3.25 million from the proceeds of this offering), including anticipated use of a portion of existing trade credits, in the fiscal year ending June 30, 1998 on a combination of media development, print, radio and television advertising, co-operative advertising (advertising done in conjunction with retailers), and attendance at trade shows and public relations to promote awareness, understanding and brand identification of its lawn and garden products.

     The Company intends to utilize a substantial portion of its marketing budget for the fiscal year ending June 30, 1998 on the enhancement of brand-name recognition of the Jobe's product line. There can be no assurance that any attempt to increase such recognition will be successful or have any favorable effect on the Company's net sales.


Information Systems

     The Company maintains a sophisticated retail data information system which enables it to track orders and provide timely and efficient order fulfillment to its Retail Accounts and other customers. Internally, the Company's information systems track orders and deliveries and provide exception reports if product is not delivered on time. The systems "push" the necessary information to the proper personnel, allowing the Company to react quickly to information. The Company's purchase order process can be paperless, with most Retail Accounts placing their orders through an electronic data interchange with the Company.


Seasonality

     The Company sales are seasonal due to the nature of the lawn and garden business, in parallel with the annual growing season. The Company's sales and shipping are most active from late December through May when home lawn and garden customers are purchasing supplies for spring planting and retail stores are increasing their inventory of lawn and garden products. Sales typically decline by early to mid-summer.

     Sales of the Company's agricultural products are also seasonal. Most shipments occur during the agricultural cultivation period from March through October.


Inventory and Distribution

     In order to meet product demand, the Company keeps relatively large amounts of product inventory on hand, particularly from December to May, the months of highest demand. Despite maintaining these relatively high levels of inventory, historically the Company has experienced minimal inventory obsolescence. There can be no assurance that inventory obsolescence will not be higher in the future. Retail Accounts generally require delivery within five business days. Orders are generally processed within 48 hours and shipped by common carrier.


Competition

     The consumer lawn and garden care industry is highly competitive and somewhat fragmented. The Company competes with a combination of national and regional companies ranging from large petrochemical companies to garden catalog businesses and companies specializing in the manufacture of lawn and garden care products. Several of such companies, such as Solaris Group, a division of Monsanto Company, and the Scotts Miracle Gro Company have captured a significant, and in certain cases controlling, share of such markets. Many of the Company's competitors have achieved significant national, regional and local brand name and product recognition and engage in frequent and extensive advertising and promotional programs, both generally and in response to efforts by new competitors entering the market or existing competitors introducing new products. Many of these companies have substantially greater financial, technical, marketing and other resources than the Company. There can be no assurance that the Company will be able to compete successfully or that reacting to competitive pressures will not materially adversely affect the Company.

     Large, dominant manufacturers, which manufacture and sell lawn and garden products, such as the Solaris Group and other lawn and garden care companies have, in the past, manufactured and marketed landscape fabrics. Currently, few of such competitors compete with the Company in this industry. Nevertheless, well capitalized companies and smaller regional firms may develop and market landscape fabrics and compete with the Company for customers who purchase such products.

     Among the Company's competitors in the lawn and garden market for the Jobe's line of fertilizer and insecticide spikes are large agri-chemical companies such as Solaris Group and Scotts Miracle-Gro Products, Inc. Competition for the Company's agricultural products consist of other manufacturers of products that are humic acid based but that utilize formulas that are different from Golden West's. These competitors include American Colloid Company, Monterey Chemical Corporation and Custom Chemicide Inc. The Company competes with a variety of regional lawn and garden manufacturers in the markets for landscape edging, shade cloth and root feeders.


Government Regulation

     The Company is subject to many laws and governmental regulations and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently.

     Fertilizer and Pesticide Regulation. Products marketed, or which may be marketed, by the Company as fertilizers or pesticides are subject to an extensive and frequently evolving statutory and regulatory framework, at both the Federal and state levels.

     The distribution and sale of pesticides is subject to regulation by the U.S. Environmental Protection Agency ("EPA") pursuant to the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA"), as well as regulation by many states in a manner similar to FIFRA. Under FIFRA and similar state laws, all pesticides must be registered with the EPA and state and must be approved for their intended use. FIFRA and state regulations also impose other stringent requirements on the marketing of such products. Moreover, many states also impose similar requirements upon products marketed for use as fertilizing materials, which are not typically regulated under FIFRA. Failure to comply with the requirements of FIFRA and state laws that regulate marketing and distribution of pesticides and fertilizers could result in the imposition of sanctions, including, but not limited to, suspension or restriction of product distribution, civil penalties or criminal sanctions.

     The Company markets certain animal repellent and pesticide products that are subject to FIFRA and to similar state regulations. The Company also markets certain fertilizer products that are subject to regulation in some states. The Company believes that it is in material compliance with FIFRA and applicable state regulations regarding its material business operations. However, there can be no assurance that the Company will be able to comply with future regulations in every jurisdiction in which the Company's material business operations are conducted without substantial cost or interruption of operations. Moreover, there can be no assurance that future products marketed by the Company will not also be subject to FIFRA or to state regulations. If future costs of compliance with regulations governing pesticides or fertilizers increase or exceed the Company's budgets for such items, the Company's business could be adversely affected. If any of the Company's products are distributed and/or marketed in violation of any of these regulations, the Company could be subject to a recall of, or a sales limitation placed on, one or more of its products, or civil or criminal sanctions, any of which could have a material adverse effect upon the Company's business.

     Environmental Regulation. The Company's manufacturing operations are subject to various evolving federal, state and local laws and regulations relating to the protection of the environment, which laws govern, among other things, emissions to air, discharges to ground, surface water and groundwater, and the generation, handling, storage, transportation, treatment and disposal of a variety of hazardous and non-hazardous substances and wastes. Federal and state environmental laws and regulations often require manufacturers to obtain permits for these emissions and discharges. Failure to comply with environmental laws or to obtain, or comply with, the necessary state and federal permits can subject the manufacturer to substantial civil and criminal penalties. Easy Gardener and Weatherly each operates one manufacturing facility. Although the Company believes that all of its facilities are in substantial compliance with all applicable material environmental laws, it is currently investigating whether it needs two permits for its Waco, Texas facility. Although the Company believes that it will not be subject to penalties for failure to obtain a permit if one is needed, there can be no assurance that penalties will not be assessed. Furthermore, it is possible that there are material environmental liabilities of which the Company is unaware. If the costs of compliance with the various existing or future environmental laws and regulations including any penalties which may be assessed for failure to obtain necessary permits, exceed the Company's budgets for such items, the Company's business could be adversely affected.

     Potential Environmental Cleanup Liability. The Federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and many similar state statutes, impose joint and several liability for environmental damages and cleanup costs on past or current owners and operators of facilities at which hazardous substances have been discharged, as well as on persons who generate, transport or arrange for disposal of hazardous substances at a particular site. In addition, the operator of a facility may be subject to claims by third parties for personal injury, property damage or other costs resulting from contamination present at or emanating from property on which its facility is located. Easy Gardener and Weatherly each operates a manufacturing facility. Moreover, the Company or its predecessors have owned or operated other manufacturing facilities in the past and may have liability for remediation of such facilities in the future, to the extent any is required. In this regard, Weatherly previously owned a facility that was the subject of certain soil remediation activities. Although this facility was sold by Weatherly prior to the Company's acquisition of Weatherly, there can be no assurance that the Company will not be liable for any previously existing environmental contamination at the facility. Moreover, although the purchaser of the facility indemnified Weatherly for any environmental contamination liability and the sellers of Weatherly, in turn, indemnified the Company from such liability, there can be no assurance that, if required, the indemnifying parties will be able to fulfill their respective obligations to indemnify the Company. Furthermore, certain business operations of the Company's subsidiaries also involve shipping hazardous waste off-site for disposal. As a result, the Company could be subject to liability under these statutes. The Company could also incur liability under CERCLA or similar state statutes for any damage caused as a result of the release of hazardous substances owned by the Company but processed and manufactured by others on the Company's behalf. As a result, there can be no assurance that the manufacture of the products sold by the Company will not subject the Company to liability pursuant to CERCLA or a similar state statute. Furthermore, there can be no assurance that Easy Gardener or Weatherly will not be subject to liability relating to manufacturing facilities owned and/or operated by them currently or in the past.

     Other Regulations. The Company is also subject to various other federal, state and local regulatory requirements such as worker health and safety, transportation, and advertising requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants.


Trademarks, Proprietary Information and Patents

     The Company believes that product recognition is an important competitive factor in the lawn and garden care products industry. Accordingly, in connection with its marketing activities of its lawn and garden care products, the Company promotes, and intends to promote, certain tradenames and trademarks which are believed to have value to the Company.

     In connection with its acquisition of the assets of Easy Gardener Inc. in September 1994, the Company acquired certain trademarks used by Easy Gardener Inc. in connection with its business including, but not limited to, the trademarks WeedBlock, Easy Gardener(R), WeedShield, MicroPore and Birdblock(R). In connection with its acquisition of Weatherly, the Company acquired certain patents, as well as certain trademarks used in connection with Weatherly's business including, but not limited to, Jobe's, Ross, Green Again(R), Gro-Stakes(R), Tree Gard(R) and XP-20(R). The Company also acquired certain patents and trademarks when it acquired the assets of Emerald Products LLC and acquired trademarks with certain assets of Plastic Molded Concepts, Inc. There can be no assurance that the Company will apply for any additional trademark or patent protections relating to its products or that its current trademarks and patents will be enforceable or adequately protect the Company from infringement of its proprietary rights.

     Although the Company believes that the products sold by it do not infringe upon the patents or violate the proprietary rights of others, it is possible that such infringement or violation has or may occur. In the event that products sold by the Company are deemed to infringe upon the patents or proprietary rights of others, the Company could be required to pay damages and modify its products or obtain a license for the manufacture or sale of such products. There can be no assurance that, in such an event, the Company would be able to do so in a timely manner, upon acceptable terms and conditions or at all, and the failure to do any of the foregoing could have a material adverse effect upon the Company.


Legal Proceeding

     In response to a claim for trademark infringement filed July 30, 1997 by Easy Gardener against Dalen Products, Inc. ("Dalen") in the United States District Court for the Western District of Texas, Waco Division, Dalen filed a counterclaim against Easy Gardener and a third party complaint against the Company. Dalen alleges, among other things, that the Company and Easy Gardener monopolized or attempted to monopolize the market for landscape fabrics; that the Company and Easy Gardener tortiously interfered with Dalen's contractual and prospective contractual relationships; and that Easy Gardener infringed upon a Dalen trademark, deceptively advertised the thickness of one of its products, and misrepresented the porosity of a Dalen product. Dalen's counterclaim and third party complaint seek an award of unspecified damages and the entry of unspecified injunctive relief.


Employees

     As of October 31, 1997, the Company had 125 full-time employees. Of such employees, three are executive officers of the Company, 19 were engaged in administration and finance, 14 were engaged in sales and marketing, 16 were engaged in warehouse, shipping and receiving, and 73 were engaged in production. An additional 17 part-time employees were engaged in production. None of the Company's employees is covered by collective bargaining agreements. The Company believes that it has a good relationship with its employees.


Properties

     The Company's executive offices are currently located in San Francisco, California, in approximately 2,440 square feet of office space for which the Company pays $4,227 per month in rent, which amount includes the costs of utilities and janitorial services. In March 1998, the Company will be relocating to a 3,000 square foot space in the same building with a monthly rent of $10,275. The Company believes that its office space, which it rents pursuant to a lease expiring in February 2001, is adequate for the Company's planned future operations.

     Easy Gardener leases approximately 200,000 square feet of office and warehouse space in Waco, Texas for which the Company pays $17,918 per month in rent, which will increase to $18,544 per month in February 1998, pursuant to a lease agreement that expires on February 28, 2001. Easy Gardener's facilities contain landscape fabric converters, packaging equipment and warehouse and shipping facilities.

     Weatherly leases approximately 72,000 square feet of manufacturing and warehouse space in Paris, Kentucky for $10,000 per month pursuant to a lease that expires on June 30, 1998. If the Company is unable to extend such lease it believes that it will be able to lease a replacement facility on commercially reasonable terms. The Company also leases an additional 53,000 feet of warehouse space in Paris, Kentucky for $5,417 per month in rent pursuant to a lease that expires on May 6, 1998.

     Golden West's offices are located in Merced, California in approximately 900 square feet of space it leases for $1,150 per month base rent, with rent increases at a rate of 4% a year. The lease expires in June 1999 subject to the Company's option to renew the lease for an additional three year period.

                                  MANAGEMENT

Directors, Executive Officers and Certain Key Employees

     The current directors, executive officers and certain key employees of the Company are as follows:

Directors and Executive Officers    Age    Position
--------------------------------   -----   --------
Robert Kassel(1)   .........        57     Chairman of the Board, Chief Executive Officer, President and
                                           Treasurer
Richard Raleigh(2)    ......        44     Chief Operating Officer and Director
Maureen Kassel  ............        50     Vice President of Public Relations and Advertising, Secretary and
                                           Director
Jon Schulberg(1)(2)   ......        39     Director
Fred Heiden(1)(2)  .........        56     Director

Certain Key Employees
----------------------------
Richard M. Grandy   ........        51    President, Easy Gardener
Lynda Gustafson  ...........        33    Vice President of Finance
Sheila Jones  ..............        42    Vice President of Operations, Easy Gardener
Paul Logue    ..............        41    National Sales Manager, Easy Gardener

------------
(1) Member, Compensation Committee
(2) Member, Audit Committee


Directors and Executive Officers:

     Robert Kassel co-founded the Company and has been Chairman of the Board, Chief Executive Officer, President and Treasurer of the Company since October 1990. From 1985 to August 1991, he was a consultant to Comtel Communications, Inc. ("Comtel"), a company specializing in the installation and operation of telephone systems in hotels. From 1985 to 1990, Mr. Kassel was also a real estate developer in Long Island, New York and Santa Barbara, California. From 1965 to 1985, he was a practicing attorney in New York City, specializing in corporate and securities law.

     Richard Raleigh has been a Director of the Company since March 1993, Chief Operating Officer of the Company since June 1992 and served as the Company's Executive Vice President-Operations from December 1991 to June 1992. Prior to joining the Company, Mr. Raleigh was a free-lance marketing consultant to the lawn and garden industry from January 1991 to December 1991. From April 1988 to January 1991, he was Director of Marketing, Lawn and Garden of Monsanto Agricultural Co. From December 1986 to April 1988, he was Vice President of Sales and Marketing of The Andersons, a company engaged in the sale of consumer and professional lawn and garden products. From November 1978 to December 1986, he held a variety of positions at The Andersons, including Operations Manager and New Products Development Manager.

     Maureen Kassel, the wife of Robert Kassel, co-founded the Company and has been Vice President of Public Relations and Advertising and a director of the Company since November 1990 and Secretary of the Company since February 1992. For the last ten years, she has assisted in the general administration and operation of real estate and other businesses. Ms. Kassel is Chairman of the Board of Comtel.

     Jon Schulberg, a director of the Company since March 1993, has been employed as President of Schulberg MediaWorks, a company engaged in the independent production of television programs and television advertising since January 1992. From January 1989 to January 1992, he was a producer for Guthy-Renker Corporation, a television production company. From September 1987 to January 1989, he was Director of Development for Eric Jones Productions.

     Fred Heiden, a director of the Company since March 1993, has been a private investor since November 1989. From April 1984 to November 1989, Mr. Heiden was President and principal owner of Bonair Construction, a Florida-based home improvement construction company.


Certain Key Employees:

     Richard M. Grandy has been President of Easy Gardener since July 1997 and served as its Vice President from the date of the Company's acquisition of Easy Gardener, Inc. in September 1994 until July 1997. Mr.

Grandy co-founded Easy Gardener, Inc. in 1983 after serving as Marketing Director at International Spike, Inc. from 1977 through 1983. From 1968 through 1977, Mr. Grandy was a sales representative of lawn and garden products for the Ortho Division of Chevron Chemical Co.

     Lynda Gustafson has been Vice President of Finance of the Company since September 1997 and served as Controller of the Company from November 1993 to September 1997. From September 1990 through October 1993, Ms. Gustafson was a supervisor of the Business Consulting Department of the certified public accounting firm of Hood & Strong. From September 1988 to August 1990, she held the positions of Staff Accountant and Senior Accountant at the certified public accounting firm of Schwartz, McGuire & Co.

     Sheila Jones has been Vice President of Easy Gardener since July 1997 and has also served as its General Manager from September 1994. Prior to the acquisition of Easy Gardener, Inc. by the Company, Ms. Jones was employed by Easy Gardener, Inc. from its inception in September 1983 to September 1994, where she advanced to the positions of Vice President and General Manager. From April 1977 to September 1983, she was employed by International Spike, Inc., where she held various project management positions.

     Paul Logue has been National Sales Manager of Easy Gardener since its acquisition by the Company in September 1994. Prior to joining the Company, Mr. Logue was employed by Easy Gardener, Inc. from September 1989 to September 1994, where he advanced from the position of Northeastern Regional Sales Manager to National Sales Manager. From March 1988 to September 1989, he was Regional Sales Manager for Hoffman Brand Fertilizers.


Executive Compensation

     The following table discloses the compensation awarded by the Company, for the three fiscal years ended June 30, 1995, 1996 and 1997, to Mr. Robert Kassel, its Chief Executive Officer, and Mr. Richard J. Raleigh, its Chief Operating Officer (together, the "Named Executives"). During the fiscal year ended June 30, 1997, no other executive officer of the Company received a salary that exceeded $100,000 during such fiscal year.


                          Summary Compensation Table

                                                                         Annual Compensation
                                             ----------------------------------------------------------------------------
                                                                                     Long Term            All Other
       Name and Principal Position            Year     Salary($)     Bonus($)      Compensation       Compensation ($)(1)
------------------------------------------   ------   -----------   ----------   -----------------   --------------------
                                                                                    Securities
                                                                                    Underlying
                                                                                    Options(#)
                                                                                 -----------------
Robert Kassel, Chairman, Chief Executive     1997       350,000       250,000       1,200,000(2)            5,995
Officer, President and Treasurer             1996       250,000       100,000         200,000(3)               --
                                             1995       150,000       100,000         687,653(4)               --

Richard Raleigh, Chief Operating Officer     1997       195,000       111,275         500,000(2)            8,390
                                             1996       150,000        10,000         100,000(3)               --
                                             1995       120,000        10,000          50,000(4)               --

------------
(1) Represents Company contributions to the Named Executives' 401(k) accounts.

(2) Includes options to purchase 200,000 shares previously granted to Mr. Kassel and options to purchase 100,000 shares previously granted to Mr. Raleigh whose exercise prices were repriced to reflect a reduction in the market price of the Common Stock at the time of repricing. Does not include options to purchase 50,000 shares previously granted to Mr. Raleigh the expiration date of which was extended during fiscal 1997.

(3) Includes five-year options to purchase 200,000 shares granted to Mr. Kassel and five-year options to purchase 100,000 shares granted to Mr. Raleigh in June 1995 under the Company's 1995 Stock Option Plan, which grants were subject to stockholder approval of the plan obtained in February 1996.

(4) Does not include the options referenced in footnote (3) above.

     The following table discloses information concerning stock options granted in the year ended June 30, 1997 to the Named Executives.


               Option Grants in Fiscal Year Ended June 30, 1997

                                                        Individual Grants
                   ---------------------------------------------------------------------------------------
                                                                                            Potential
                                                                                       Realizable Value at
                       Number of                                                             Assumed
                      Securities        Percent of Total                                 Annual Rates of
                      Underlying       Options Granted to     Exercise                     Stock Price
                    Options Granted    Employees in Fiscal     Price      Expiration    Appreciation for
      Name              (#)(1)               Year(%)           ($/Sh)        Date      Option Term ($)(2)
-----------------  -----------------  ---------------------  ----------  ------------  -------------------
                                                                                          5%        10%
                                                                                       ---------  --------
Robert Kassel           350,000               19.8              2.06        7/24/01     199,199    440,177
                        450,000               25.5              2.06        8/30/01     256,113    565,943
                        200,000               11.3              2.06       12/24/01     113,828    251,530
                        200,000               11.3              2.06        6/01/00     113,828    251,530

Richard Raleigh         125,000                7.0              2.06        7/24/01      71,142    157,706
                        175,000                9.5              2.06        8/30/01      99,599    220,089
                        100,000                5.7              2.06       12/24/01      56,914    125,765
                        100,000                5.7              2.06        6/01/00      56,914    125,765

------------
(1) All of such options were exercisable in full from the date of grant.

(2) The potential realizable value columns of the table illustrate values that might be realized upon exercise of the options immediately prior to their expiration, assuming the Company's Common Stock appreciates at the compounded rates specified over the term of the options. These numbers do not take into account provisions of options providing for termination of the option following termination of employment or nontransferability of the options and do not make any provision for taxes associated with exercise. Because actual gains will depend upon, among other things, future performance of the Common Stock, there can be no assurance that the amounts reflected in this table will be achieved.

     The following table sets forth information concerning the number of options owned by the Named Executives and the value of any in-the-money unexercised stock options as of June 30, 1997. No options were exercised by the Named Executives during fiscal 1997:


                          Aggregated Option Exercises
                       And Fiscal Year-End Option Values

                                      Number of
                                     Securities                         Value of
                                     Underlying                       Unexercised
                                     Unexercised                      In-the-Money
                                     Options at                        Options at
                                    June 30, 1997                   June 30, 1997(1)
                           -------------------------------   ------------------------------
          Name              Exercisable     Unexercisable     Exercisable     Unexercisable
------------------------   -------------   ---------------   -------------   --------------
Robert Kassel  .........    2,067,653            -0-          $3,214,598          $-0-
Richard Raleigh   ......      637,500            -0-          $  887,938          $-0-

------------
(1) Year-end values for unexercised in-the-money options represent the positive spread between the exercise price of such options and the fiscal year-end market value of the Common Stock. An option is "in-the-money" if the fiscal year-end fair market value of the Common Stock exceeds the option exercise price. The last sale price (the fair market value) of the Common Stock on June 30, 1997 was $3.375 per share.


Employment Agreements

     The Company has entered into employment agreements with Messrs. Kassel and Raleigh, each dated as of April 1, 1996. Mr. Kassel currently serves as Chief Executive Officer and President pursuant to the employment agreement for a term expiring on March 31, 1998, subject to certain renewal provisions. His current annual salary is $450,000, and is subject to such bonuses and increases as are approved at the discretion of the Board of Directors. Mr. Raleigh currently serves as Chief Operating Officer pursuant to the employment agreement for a term expiring on March 31, 1998, subject to certain renewal provisions. His current annual salary is $195,000, and is subject to such bonuses and increases as are approved at the discretion of the Board of Directors. Each of the employment agreements requires that substantially all of the employee's business time be devoted to the Company and that the employee not compete, or engage in a business competitive with, the Company's current and/or anticipated business for the term of the agreement and for two years thereafter (although they each may own not more than 5% of the securities of any publicly traded competitive company). Each of Mr. Kassel and Mr. Raleigh is, in addition to salary, entitled to certain fringe benefits, including the use of an automobile and payment of related expenses.

     Mr. Kassel's employment agreement also provides that if his employment is terminated under certain circumstances, including termination of Mr. Kassel upon a change of control of the Company (as defined in the agreement), a failure by the Company to comply with its obligations under the agreement, the failure of the Company to obtain the assumption of the agreement by any successor corporation, or a change in Mr. Kassel's duties and obligations from those contemplated by the agreement, and termination by the Company of Mr. Kassel's employment other than for disability or cause (as defined in the agreement), he will be entitled to receive severance pay equal to the greater of (i) $350,000 ($3.5 million in the event of a change of control), or (ii) the total compensation earned by Mr. Kassel from the Company during the one-year period (multiplied by ten in the event of a change of control) prior to the date of his termination.

     Mr. Raleigh's employment agreement also provides that if his employment is terminated under certain circumstances, including termination of Mr. Raleigh upon a change of control of the Company (as defined in the agreement), a failure by the Company to comply with its obligations under the agreement, the failure of the Company to obtain the assumption of the agreement by any successor corporation, or a change in Mr. Raleigh's duties and obligations from those contemplated by the agreement, and termination by the Company of Mr. Raleigh's employment other than for disability or cause (as defined in the agreement) he will be entitled to receive severance pay equal to the greater of (i) $162,500 ($812,500 in the event of a change of control), or (ii) the total compensation earned by Mr. Raleigh from the Company during the one-year period (multiplied by five in the event of a change of control) prior to the date of his termination.

     Easy Gardener has entered into an employment agreement with Mr. Grandy dated as of September 1, 1994, which expires on August 31, 1998. Mr. Grandy currently serves as President of Easy Gardener. His current annual salary is $200,000. Mr. Grandy's employment agreement requires him to devote substantially all of his business time to Easy Gardener, and in the event Mr. Grandy's employment agreement is terminated by Easy Gardener without cause (as defined in the agreement) or if Mr. Grandy resigns with Good Reason (as defined in the agreement), Mr. Grandy will be entitled to receive his base salary through the expiration date.


Committees of the Board of Directors

     The Company recently established an Audit Committee comprised of Messrs. Raleigh, Schulberg and Heiden. The Audit Committee will, among other things, make recommendations to the Board of Directors with respect to the engagement of the Company's independent certified public accountants and the review of the scope and effect of the audit engagement. The Company recently established a Compensation Committee comprised of Messrs. Kassel, Schulberg and Heiden. The Compensation Committee will, among other things, make recommendations to the Board of Directors with respect to the compensation of the executive officers of the Company. The Company maintains a Stock Option Committee comprised of Messrs. Schulberg and Heiden, which determines the persons to whom options should be granted under the Company's 1995 and 1997 Stock Option Plans and the number and other terms of options to be granted to each person under such plans.


Compensation Committee Interlocks and Insider Participation in Compensation Decisions

     The Company did not have a Compensation Committee of its Board of Directors during fiscal 1997. Decisions as to compensation during fiscal 1997 were made by the Company's Board of Directors. Messrs. Kassel and Raleigh, in their capacity as directors, each participated in the Board of Directors deliberations concerning compensation of executive officers for fiscal 1997. During fiscal 1997, none of the executive officers of the Company served on the Board of Directors or the compensation committee of any other entity, any of whose officers served on the Board of Directors of the Company.

Stock Option Plans

     In September 1991, the Company adopted a stock option plan (the "1991 Plan") pursuant to which 700,000 shares of Common Stock have been reserved for issuance upon the exercise of options designated as either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code") or (ii) non-qualified options ("NQO's"). ISOs may be granted under the Option Plan to employees and officers of the Company. NQO's may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

     The purpose of the 1991 Plan is to encourage stock ownership by certain directors, officers and employees of the Company and certain other persons instrumental to the success of the Company and give them a greater personal interest in the success of the Company. The 1991 Plan is administered by the Board of Directors. The Board, within the limitations of the 1991 Plan, determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the option purchase price per share and the manner of exercise, the time, manner and form of payment upon exercise of an option, and whether restrictions such as repurchase rights in the Company are to be imposed on shares subject to options.

     ISOs granted under the 1991 Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company and any related corporation) may not exceed $100,000. NQO's granted under the 1991 Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant. Options granted under the Option Plan will expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company). Options to acquire an aggregate of 662,000 shares are currently outstanding under the 1991 Plan.

     The Company has adopted a Non-Employee Director Stock Option Plan (the "Director Plan"). Only non-employee directors of the Company are eligible to receive grants under the Director Plan. The Director Plan provides that eligible directors automatically receive a grant of options to purchase 5,000 shares of Common stock at fair market value upon first becoming a director and, thereafter, an annual grant, in January of each year, of 5,000 options at fair market value. Options to purchase an aggregate of up to 100,000 shares of Common Stock are authorized for the automatic grants under the Director Plan. Options to acquire an aggregate of 20,000 shares has been granted to date under the Director Plan.

     The Company has also adopted a 1995 Stock Option Plan ("1995 Plan") which provides for grants of options to purchase up to 1,500,000 shares of Common Stock. The Board of Directors or the Stock Option Committee (the "Committee"), as the case may be, will have discretion to determine the number of shares subject to each NQO (subject to the number of shares available for grant under the 1995 Plan and other limitations on grant set forth in the 1995 Plan), the exercise price thereof (provided such price is not less than the par value of the underlying shares of Common Stock), the term thereof (but not in excess of 10 years from the date of grant, subject to earlier termination in certain circumstances), and the manner in which the option becomes exercisable (amounts, intervals and other conditions). Directors who are employees of the Company will be eligible to be granted ISOs or NQOs under such plan. The Board or Committee, as the case may be, also has discretion to determine the number of shares subject to each ISO, the exercise price and other terms and conditions thereof, but their discretion as to the exercise price, the term of each ISO and the number of ISOs that may vest may be in any year is limited by the same Code provisions applicable to ISOs granted under the 1991 Plan. Options to acquire an aggregate of 1,483,000 shares are currently outstanding under the 1995 Plan.

     The Company has adopted a 1997 Stock Option Plan ("1997 Plan") which provides for grants of options to purchase up to 1,500,000 shares of Common Stock. The Board of Directors or the Committee, as the case may be, will have discretion to determine the number of shares subject to each NQO (subject to the number of shares available for grant under the 1997 Plan and other limitations on grant set forth in the 1997 Plan), the exercise price thereof (provided such price is not less than the par value of the underlying shares of Common Stock), the term thereof (but not in excess of 10 years from the date of grant, subject to earlier termination in certain circumstances), and the manner in which the option becomes exercisable (amounts, intervals and other conditions). Directors who are employees of the Company (but not members of the Committee of the 1997 Plan) will be eligible to be granted ISOs or NQOs under such plan. The Board or Committee, as the case may be, also has discretion to determine the number of shares subject to each ISO, the exercise price and other terms and conditions thereof, but their discretion as to the exercise price, the term of each ISO and the number of ISOs that may vest may be in any year is limited by the same Code provisions applicable to ISOs granted under the 1991 Plan. Options to acquire an aggregate of 565,000 shares are currently outstanding under the 1997 Plan.

     To date, no options have been exercised under the Option Plan, the Director Plan, the 1995 Plan or the 1997 Plan.

     The Company from time to time has also granted non-plan options to certain officers, employees and consultants of the Company.


Director Compensation

     During fiscal 1997, each of the Company's two non-employee directors, Messrs. Schulberg and Heiden, received $5,000 for serving as directors of the Company.

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information at October 31, 1997, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of Common Stock by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, (iii) each Named Executive and (iv) all executive officers and directors as a group.


                                                                                   Shares
                                                                                   to be
          Name and Address                  Shares Beneficially Owned             Sold in          Shares Beneficially Owned
       of Beneficial Owner(1)                 Prior to Offerings(2)               Offering             After Offerings(2)
------------------------------------  -------------------------------------  ------------------  ------------------------------
                                               Number             Percent                               Number          Percent
                                      ------------------------  -----------                      --------------------  --------
Maureen Kassel .....................           910,650(3)           5.8           230,000               680,650           3.3%
Robert Kassel  .....................         4,712,095(4)(5)       26.7           230,000(14)         4,025,985(14)      17.6
Richard Raleigh   ..................           711,154(6)           4.4            80,000               631,154           3.0
Fred Heiden    .....................             7,500(7)            *                 --                 7,500           *
Jon Schulberg  .....................             7,500(8)            *                 --                 7,500           *
Joseph Owens II   ..................         1,064,396(9)           6.9           230,000               834,396           4.1
Richard Grandy    ..................         1,064,396(9)           6.9           226,110               838,286           4.1
Alan Stahler   .....................           899,368(10)          5.5                --               899,368           4.2
Lynda Gustafson   ..................            37,640(11)           *             17,640                20,000           *
Paul Logue  ........................            33,625(12)           *             20,625                13,000           *
Sheila Jones   .....................            31,925(13)           *             20,625                11,300           *
Herbert Berman .....................            37,500               *             12,500                25,000           *
Nathaniel Berman  ..................            25,000               *             25,000                    --            --
Tiger Group, Inc. ..................            25,000               *             25,000                    --            --
Debra Berman   .....................            12,500               *             12,500                    --            --
All executive officers and directors
 as a group (five persons)    ......         5,763,249(4)(5)       30.7           310,000(14)         4,997,139(14)      21.1
                                                      (6)(7)
                                                      (8)

------------
*less than 1%
 (1) Unless otherwise noted, the address of the beneficial owner is c/o the Company, and the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

 (2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from October 31, 1997 upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from October 31, 1997 have been exercised.
 (3) The address for Ms. Kassel is c/o the Company. Includes presently exercisable options and warrants issued to Ms. Kassel to purchase an aggregate of 325,000 shares of the Company's Common Stock.
 (4) The address for Mr. Kassel is c/o the Company. Of such shares, (i)
     585,650 are owned of record by Maureen Kassel; however, because Ms.
     Kassel has appointed her husband as her proxy and attorney-in-fact to vote all 585,650 of the shares owned of record by her, Robert Kassel may also be deemed to have beneficial ownership of such shares; (ii) an aggregate of 914,396 shares are owned of record by each of Messrs. Joseph Owens and Richard Grandy, who have each entered into a voting trust agreement (the "Voting Agreement") providing Mr. Kassel with the right to vote the shares until September 1, 2001.
 (5) Includes 2,297,653 shares of Common Stock issuable upon exercise of options and warrants.
 (6) Includes 694,154 shares of Common Stock issuable upon exercise of options and warrants. Gives effect to the exercise by Mr. Raleigh, on a "cashless" basis, immediately prior to the consummation of this offering of options to purchase 95,166 shares of Common Stock into 63,000 shares of Common Stock.
 (7) Includes 7,500 shares of Common Stock issuable upon exercise of options.
 (8) Includes 7,500 shares of Common Stock issuable upon exercise of options.
 (9) Includes 125,000 shares of Common Stock issuable to each of Messrs. Grandy and Owens upon exercise of options. The address of Mr. Owens is 8 Hillendale, Waco, Texas 76710.
(10) The address for Mr. Stahler is 44 Wall Street, New York, New York 10005. Includes shares issuable upon the exercise of (i) options to purchase an aggregate of 89,441 shares of Common Stock underlying a five-year Unit Purchase Option granted on August 12, 1993 ("1993 Unit Purchase Option") and (ii) options to purchase up to 785,094 shares underlying a five-year Unit Purchase Option granted on August 29, 1994 ("1994 Unit Purchase Option"). Also includes options to purchase an aggregate of 24,833 shares underlying additional 1993 Unit Purchase Options granted to D.H. Blair & Co., Inc. Mr. Stahler is the Vice-Chairman and he and his wife are stockholders of D.H. Blair and Co., Inc. The information with respect to Mr. Stahler is derived from his Schedule 13D filed with the Securities and Exchange Commission. Does not give effect to the redemption of any unit purchase options upon the consummation of this offering.
(11) Includes 20,000 shares of Common Stock issuable upon exercise of options. Gives effect to the exercise by Ms. Gustafson, on a "cashless" basis, immediately prior to the consummation of this offering of options to purchase 30,000 shares of Common Stock into 17,640 shares of Common
     Stock.
(12) Includes 10,000 shares of Common Stock issuable upon exercise of options. Gives effect to the exercise by Mr. Logue, on a "cashless" basis, immediately prior to the consummation of this offering of options to purchase 37,500 shares of Common Stock into 20,625 shares of Common
     Stock.
(13) Includes 10,000 shares of Common Stock issuable upon exercise of options. Give effect to the exercise by Ms. Jones, on a "cashless" basis, immediately prior to the consummation of this offering of options to purchase 37,500 shares of Common Stock into 20,625 shares of Common
     Stock.
(14) Reflects the sale in this offering by Maureen Kassel of 230,000 shares of Common Stock which may also be deemed to be beneficially owned by Mr. Kassel. Shares to be Sold in Offering do not reflect the sale in this offering of 230,000 shares by Mr. Owens or 226,110 shares by Mr. Grandy which were subject to the Voting Agreement.

                             CERTAIN TRANSACTIONS

     To obtain a portion of the financing for the Company's acquisition of Easy Gardener, Inc., Mr. Kassel provided for the benefit of the lender $500,000 cash collateral and a personal guarantee of $333,000. In consideration of providing such collateral and guarantee, the Company granted Mr. Kassel options to purchase an aggregate of 526,300 shares of Common Stock for an aggregate exercise price of approximately $822,000.

     In connection with certain acquisitions, during fiscal 1997, the Company granted five year non-plan options to Messrs. Kassel and Raleigh to purchase an aggregate of 650,000 and 275,000 shares of Common Stock, respectively, at an exercise price of $2.0625 per share. Pursuant to an agreement with the Underwriters, the Company has agreed not to issue any options, warrants or any other securities convertible into Common Stock (except under the Director
Plan) to any person during fiscal 1998 or fiscal 1999, other than options, warrants or any other securities convertible into up to an aggregate of 750,000 shares of Common Stock during fiscal 1999. See "Underwriting."

     From time to time Messrs. Kassel and Raleigh have borrowed monies from the Company. During fiscal 1997, the highest amounts owed to the Company by Messrs. Kassel and Raleigh were $607,472 and $225,294, respectively, and at September 30, 1997, the balance of such indebtedness was $555,919 and $235,608, respectively. The loans bear interest at 7% per annum and mature on July 1, 2002. Company loans to all officers of the Company are restricted to a maximum of $850,000 by the terms of the Credit Agreement. The Company's Board of Directors has adopted a policy pursuant to which any loan between the Company and one or more of its officers or directors, or any third party in which one or more of its officers or directors has a material interest, must be approved by a majority of the disinterested members of the Audit Committee or the Board of Directors.

     The Company has agreed to repurchase from Alan Stahler, a principal stockholder of the Company, all of his unit purchase options. See "Use of Proceeds" and "Principal and Selling Stockholders."

                           DESCRIPTION OF SECURITIES


General

     The Company is authorized to issue 30,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. As of November 7, 1997, there were 15,424,981 shares of Common Stock outstanding and held of record by 186 holders, and no shares of preferred stock are outstanding.


Common Stock

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably the assets of the Company, if any, legally available for distribution to them after payment of debts and liabilities of the Company and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued upon payment of the consideration set forth in this Prospectus, fully paid and non-assessable.


Preferred Stock

     The Company is authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.


Delaware Anti-Takeover Law

     The Company is subject to certain anti-takeover provisions under Section 203 of the Delaware General Corporation Law. In general, under Section 203, a Delaware corporation may not engage in any business combination with any "interested stockholder" (a person that owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation or is an affiliate of a corporation and was the owner of 15% or more of the outstanding voting stock), for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The restrictions imposed by Section 203 will not apply to a corporation if the corporation's initial certificate of incorporation contains a provision expressly electing not to be governed by this section or the corporation by action of its stockholders holding a majority of outstanding stock adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203.

     The Company has not elected out of Section 203, and therefore, the restrictions imposed by Section 203 will apply to the Company. Such provision could have the effect of discouraging, delaying or preventing a takeover of the Company, which could otherwise be in the best interest of the Company's stockholders, and have an adverse effect on the market price for the Company's Common Stock.

Limitation of Liability and Indemnification Matters

     Section 145 of the Delaware General Corporation Law ("DGCL") contains provisions entitling the Company's directors and officers to indemnification from judgments, fines, amounts paid in settlement and expenses (including attorneys' fees) actually and reasonably incurred as the result of an action, suit or proceeding in which they may be involved by reason of having been a director or officer of the Company. In its Certificate of Incorporation, the Company has included a provision that limits the personal liability of its directors to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duties as directors. This provision limits a director's liability except where such director (i) breaches his duty of loyalty to the Company or its stockholders, (ii) fails to act in good faith or engages in intentional misconduct or a knowing violation of laws, (iii) authorizes payment of an unlawful dividend or stock purchase or redemption as provided in Section 174 of the DGCL or (iv) obtains an improper personal benefit. This provision does not prevent the Company or its stockholders from seeking equitable remedies, such as injunctive relief or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

     The Company's Certificate of Incorporation, as amended, also includes provisions to the effect that (subject to certain exceptions) the Company shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify, and upon request shall reimburse expenses to, any director or officer to the extent that such indemnification and reimbursement of expenses is permitted under such law, as it may from time to time be in effect. In addition, the Amended and Restated Bylaws of the Company require the Company to indemnify, to the fullest extent permitted by law, any director, officer, employee or agent of the Company. At present, the DGCL provides that, in order to be entitled to indemnification, an individual must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Company's best interests and, with respect to a criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.


Transfer Agent and Warrant Agent

     The transfer agent and registrar for the Common Stock is North American Transfer Company, Freeport, New York.

                                 UNDERWRITING


     Subject to the terms and certain conditions of the Underwriting Agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom EVEREN Securities, Inc. and Josephthal Lyon & Ross Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase an aggregate of 6,000,000 shares of Common Stock from the Company and the Selling Stockholders. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:


            Underwriter                              Number of Shares
            -----------                             -----------------
            EVEREN Securities, Inc.
            Josephthal Lyon & Ross Incorporated
              Total                                     6,000,000
                                                        =========

     The Underwriting Agreement provides that the obligations of the several Underwriters who are parties thereunder are subject to certain conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all of such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers
at such price less a concession not to exceed $    per share. The Underwriters
may allow, and such dealers may reallow, discounts not to exceed $    per share
to certain other dealers. After the initial public offering of the shares of Common Stock, the public offering price and the other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option to purchase up to an aggregate of 900,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus, less underwriting discounts and commissions, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The public offering price for the Common Stock set forth on the cover page of this Prospectus was determined by negotiations among the Company and the Representatives. The factors considered in determining the public offering price include the information set forth in this Prospectus and otherwise available to the Representatives, the trading history of the Common Stock on the Nasdaq SmallCap Market, the history of and prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of the operations of the Company, the prospects for future earnings of the Company, the general condition of the securities market at the time of this offering and the recent market prices of securities of generally comparable companies. Prior to this offering, trading in the Company's Common Stock has been limited. There can be no assurance as to the liquidity of any market that may develop for the Common Stock or the ability of holders to sell their Common Stock, nor can there be any assurance that the price at which holders are able to sell their Common Stock will not be lower than the price at which the Common Stock is sold to the public by the Underwriters.

     The directors and executive officers of the Company have agreed with the Underwriters not to (other than in connection with this offering or in connection with certain transfers of Common Stock to entities organized for the exclusive benefit of family members of such persons, which entities shall have first expressly agreed in writing to be bound by the terms of such agreement), directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or other agreement to do any of the foregoing, for a period of 180 days after the date of this Prospectus without the written consent of EVEREN Securities, Inc. These "lock-up" restrictions do not apply to the estate of any person described above in the event such person dies during the 180-day "lock-up" period and do not prohibit any person from exercising options (but would prohibit the sale during the restricted period of any shares of Common Stock purchased upon exercise of such options).

     The Company has also agreed with the Underwriters not to (other than in connection with this offering), directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise issue any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock, enter into any swap or other agreement to do any of the foregoing, or file any registration statement relating to any of the foregoing on behalf of itself or any other person, for a period of 180 days after the date of this Prospectus, without the written consent of EVEREN Securities, Inc. The restrictions set forth in the immediately preceeding sentence are not applicable to: (i) grants of options pursuant to the Director Plan, as in effect on the date hereof;
(ii) the filing of any registration statement on Form S-8 relating to shares of Common Stock issuable upon exercise of options outstanding on the date hereof and described as such herein under the Company's Stock Option Plans;
(iii) the filing of any registration statement on Form S-3 relating to the potential sale of 100,000 shares of Common Stock issuable upon exercise of options and warrants granted outside of the Company's Stock Option Plans that expire during the 180-day "lock-up" period; and (iv) the issuance of shares of Common Stock or options, warrants or rights to purchase shares of Common Stock solely in connection with the acquisition by the Company of lawn and garden companies or product lines; provided, however, that no registration statement on Form S-4 or any other registration statement relating to such issuance may be filed during such 180-day period without the written consent of EVEREN Securities, Inc., which consent may not be unreasonably withheld.

     In connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with the Securities Exchange Act of 1934 pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with this offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such shares of Common Stock or may exercise the Underwriters' over-allotment option referred to above. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby they may reclaim from an Underwriter (or dealer participating in the offering), for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. In connection with the offering, certain Underwriters, selling group members and their respective affiliates who are qualified registered market makers on the Nasdaq SmallCap Market may engage in passing market making transactions in the Common Stock on the Nasdaq SmallCap Market in accordance with Rule 103 of Regulation M during a specified period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security. However, if all independent bids are lowered below the passive market maker's bid, the passive market maker's bid must be lowered when certain purchase limits are exceeded. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if undertaken, may be discontinued at any time.

     Josephthal Lyon & Ross Incorporated has performed investment banking and advisory services for the Company since April 1997 for which it received certain cash payments and warrants to purchase 100,000 shares of Common Stock at $2.25 per share.

     The Company has granted EVEREN Securities, Inc. and Josephthal Lyon & Ross Incorporated certain rights of first refusal to underwrite or place any public or private offering of equity or debt securities of the Company for a period of 12 months following the consummation of the offering.


                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Tenzer Greenblatt LLP, New York, New York. Certain legal matters relating to the offering will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP. A partner of Tenzer Greenblatt LLP is the beneficial owner of shares of Common Stock and options and warrants to purchase shares of Common Stock. Certain other partners of Tenzer Greenblatt LLP also own shares of Common Stock and/or options to purchase Common Stock.


                                    EXPERTS

     The financial statements and schedule included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.


                            ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., 20549, as well as the regional offices of the Commission located at Northwest Atrium, 500 West Madison Street, Chicago, Illinois, 60601-2511 and 7 World Trade Center, New York, New York 10048 and may be copied at prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding the Company. The address for such site is: http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-1 under the Act (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the securities offered hereby. This Prospectus, filed as part of such Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the Registration Statement. The Registration Statement may be inspected without charge at the Commission's principal office, in Washington, D.C. 20549, at the Commission's Regional Offices described above, and copies of such materials can be obtained from the Commission's Public Reference Section at prescribed rates.

                         Index to Financial Statements

                   U.S. Home & Garden Inc. and Subsidiaries

                                                                                              Page
                                                                                         ---------------
 Report of Independent Certified Public Accountants   .................................     F-2

 Consolidated Financial Statements

   Consolidated balance sheets as of June 30, 1996 and 1997 and for the three months
    ended September 30, 1997 (unaudited)  .............................................     F-3

   Consolidated statements of income for the years ended June 30, 1995, 1996 and 1997
    and for the three months ended September 30, 1996 and 1997 (unaudited)    .........     F-4

   Consolidated statements of stockholders' equity for the years ended June
    30, 1995, 1996 and 1997 and for the three months ended September 30, 1997
    (unaudited) .......................................................................     F-5

   Consolidated statements of cash flows for the years ended June 30, 1995,
    1996 and 1997 and for the three months ended September 30, 1996 and 1997
    (unaudited) .......................................................................     F-6

   Summary of Accounting Policy  ......................................................     F-7 - F-9

  Notes to Consolidated Financial Statements   ........................................     F-10 - F-23

 Consolidated Financial Statement Schedule

                    Weatherly Consumer Products Group, Inc. and Subsidiaries

 Report of Independent Public Accountants .............................................     F-24

 Consolidated Financial Statements

   Consolidated statements of operations for the year ended September 30, 1995 and the
    period October 1, 1995 through August 9, 1996  ....................................     F-25

   Consolidated statements of stockholders' equity for the year ended September 30,
    1995 and the period October 1, 1995 through August 9, 1996    .....................     F-26

  Consolidated statements of cash flows for the year ended September 30, 1995 and the
    period October 1, 1995 through August 9, 1996  ....................................     F-27

  Notes to Financial Statements ......................................................     F-28-F-32

                       Proforma Condensed Consolidated Financial Statements

   Proforma condensed consolidated financial statements - background ..................     F-33

   Proforma condensed consolidated statement of operations for the year ended June 30,
    1997 ..............................................................................     F-34

   Notes to proforma condensed consolidated financial statements  .....................     F-35

              Report of Independent Certified Public Accountants



Board of Directors
U.S. Home & Garden Inc.
 and Subsidiaries
San Francisco, California

We have audited the accompanying consolidated balance sheets of U.S. Home & Garden Inc. and Subsidiaries as of June 30, 1996 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Home & Garden Inc. and Subsidiaries at June 30, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.


                                                   BDO Seidman, LLP


San Francisco, California
August 1, 1997, except for Note 15 which is as of September 15, 1997

                   U.S. Home & Garden Inc. and Subsidiaries

                          Consolidated Balance Sheets

                                                                            June 30,                September 30,
                                                                 -------------------------------   --------------
                                                                      1996             1997             1997
                                                                 --------------   --------------   --------------
                                                                                                    (unaudited)
Assets (Notes 1 and 6)
Current
   Cash and cash equivalents    ..............................    $    680,000    $  2,083,000     $  4,832,000
   Accounts receivable, less allowance for doubtful
    accounts and sales returns of $155,000, $314,000
    and $289,000 .............................................       7,109,000      11,542,000        4,983,000
   Inventories (Note 3)   ....................................       3,392,000       5,254,000        6,324,000
   Prepaid expenses and other current assets   ...............         462,000         419,000          515,000
   Deferred tax asset (Note 10)    ...........................       1,333,000         448,000          727,000
                                                                  ------------    -------------    -------------
      Total current assets   .................................      12,976,000      19,746,000       17,381,000
Furniture, fixtures and equipment, net (Note 4)   ............       1,216,000       2,315,000        2,254,000
Intangible assets (Note 1)
   Excess of cost over net assets acquired (Note 5)  .........      15,784,000      41,834,000       41,491,000
   Deferred financing costs, net of accumulated
    amortization of $467,000, $302,000 and $434,000 ..........       1,005,000       1,621,000        1,489,000
   Product rights, patents and trademarks, net of accumu-
    lated amortization of $56,000, $75,000 and $79,000                 198,000         180,000          176,000
   Non-compete agreement, net of accumulated
    amortization of $22,000 and $29,000  .....................              --         478,000          471,000
   Package design, net of accumulated amortization of
    $56,000, $110,000 and $129,000 ...........................         180,000         251,000          339,000
Trade credits (Note 2)    ....................................       1,295,000       1,149,000        1,149,000
Officer receivables (Note 7)    ..............................         617,000         694,000          791,000
Other assets  ................................................         313,000         207,000          173,000
                                                                  ------------    -------------    -------------
                                                                  $ 33,584,000    $ 68,475,000     $ 65,714,000
                                                                  ============    =============    =============
Liabilities and Stockholders' Equity (Note 1)
Current
   Line of credit (Notes 1, 6 and 13)    .....................    $  1,288,000    $         --     $         --
   Current maturities of notes payable (Notes 1, 6 and 13)           2,362,000       8,990,000        7,640,000
   Accounts payable    .......................................       1,285,000       1,774,000        2,107,000
   Accrued expenses    .......................................         901,000       3,983,000        1,871,000
   Accrued co-op advertising    ..............................         185,000       1,098,000          946,000
   Accrued commissions    ....................................         546,000         859,000          316,000
   Accrued interest (Note 6)    ..............................         592,000         261,000          246,000
   Accrued purchase consideration (Note 1)  ..................         489,000         489,000          978,000
                                                                  ------------    -------------    -------------
      Total current liabilities    ...........................       7,648,000      17,454,000       14,104,000
Accrued purchase consideration (Note 1)  .....................              --         978,000               --
Deferred tax liability (Note 10)   ...........................         328,000         547,000          597,000
Notes payable, less current maturities (Notes 1, 6 and 13) .         6,238,000      17,570,000       17,000,000
                                                                  ------------    -------------    -------------
Total liabilities   ..........................................      14,214,000      36,549,000       31,701,000
                                                                  ------------    -------------    -------------
Commitments, contingency and subsequent events (Notes
 1, 6, 8, 9 and 15)
Stockholders' equity (Note 9)
   Preferred stock, $.001 par value - shares authorized,
    1,000,000; no shares outstanding  ........................              --              --               --
   Common stock, $.001 par value -- shares authorized,
    30,000,000; 10,507,000, 14,073,000 and
    15,395,000 shares issued and outstanding at June
    30, 1996 and 1997, and September 30, 1997  ...............          11,000          14,000           15,000
   Additional paid-in capital   ..............................      21,413,000      30,783,000       33,585,000
   Retained earnings (deficit)  ..............................      (2,054,000)      1,129,000          413,000
                                                                  ------------    -------------    -------------
      Total stockholders' equity   ...........................      19,370,000      31,926,000       34,013,000
                                                                  ------------    -------------    -------------
                                                                  $ 33,584,000    $ 68,475,000     $ 65,714,000
                                                                  ============    =============    =============

             See accompanying summary of accounting policies and
                  notes to consolidated financial statements.

                   U.S. Home & Garden Inc. and Subsidiaries

                       Consolidated Statements of Income

                                                                                                    Three months ended
                                                       Years ended June 30,                           September 30,
                                         ------------------------------------------------   ----------------------------------
                                              1995             1996             1997              1996              1997
                                         --------------   --------------   --------------   ----------------   ---------------
                                                                                              (unaudited)        (unaudited)
Net sales (Note 11)    ...............   $19,692,000      $27,031,000      $52,046,000       $  5,523,000       $  7,025,000
Cost of sales    .....................     9,151,000       12,670,000       23,649,000          2,607,000          3,522,000
                                         ------------     ------------     ------------      ------------       ------------
Gross profit  ........................    10,541,000       14,361,000       28,397,000          2,916,000          3,503,000
                                         ------------     ------------     ------------      ------------       ------------
Operating expenses
 Selling and shipping  ...............     4,374,000        6,264,000       11,232,000          1,759,000          2,304,000
 General and administrative  .........     2,778,000        4,348,000        6,513,000          1,505,000          1,659,000
                                         ------------     ------------     ------------      ------------       ------------
                                           7,152,000       10,612,000       17,745,000          3,264,000          3,963,000
                                         ------------     ------------     ------------      ------------       ------------
Income (loss) from operations   ......     3,389,000        3,749,000       10,652,000           (348,000)          (460,000)
Other income (expense)
 Investment income  ..................        34,000           69,000           76,000             26,000             47,000
 Interest expense (Note 6)   .........    (1,810,000)      (2,009,000)      (3,338,000)          (563,000)          (853,000)
                                         ------------     ------------     ------------      ------------       ------------
Income (loss) before income taxes
 and extraordinary expense   .........     1,613,000        1,809,000        7,390,000           (885,000)        (1,266,000)
Income tax (expense) benefit (Note
 10)    ..............................       (38,000)         715,000       (3,200,000)           280,000            550,000
                                         ------------     ------------     ------------      ------------       ------------
Income (loss) before extraordinary
 expense   ...........................     1,575,000        2,524,000        4,190,000           (605,000)          (716,000)
Extraordinary expense of
 $1,459,000 on debt refinancing,
 net of income taxes of $452,000
 (Note 13)    ........................            --               --       (1,007,000)        (1,007,000)                --
                                         ------------     ------------     ------------      ------------       ------------
Net income (loss)   ..................   $ 1,575,000      $ 2,524,000      $ 3,183,000       $ (1,612,000)      $   (716,000)
                                         ============     ============     ============      ============       ============
Income (loss) per common share
 before extraordinary expense
 (Note 14)    ........................   $      0.19      $      0.25      $      0.26       $       (.04)      $       (.05)
Extraordinary expense (Notes 13
 and 14)   ...........................            --               --            (0.06)              (.08)                --
                                         ------------     ------------     ------------      ------------       ------------
Net income (loss) per common
 share (Note 14)    ..................   $      0.19      $      0.25      $      0.20       $       (.12)      $       (.05)
                                         ============     ============     ============      ============       ============
Weighted average common and
 common equivalent shares
 outstanding (Note 14) ...............     8,376,000       10,206,000       17,908,000         12,915,000         14,702,000
                                         ============     ============     ============      ============       ============


             See accompanying summary of accounting policies and
                  notes to consolidated financial statements.

                   U.S. Home & Garden Inc. and Subsidiaries
                Consolidated Statements of Stockholders' Equity

                                                    Preferred Stock           Common Stock
                                                 ---------------------  -------------------------
                                                  Number of               Number of
                                                   Shares      Amount       Shares       Amount
                                                 -----------  --------  --------------  ---------
Balance, July 1, 1994 (Note 9)  ...............      --          --         4,600,000   $ 5,000
 Sale of common stock, net of stock issuance
  costs of approximately $1,300,000............      --         --          3,775,000     4,000
 Issuance of common stock for payment of
  trade payables ..............................      --         --            417,000        --
 Exercise of stock options and warrants  ......      --         --             31,000        --
 Issuance of unit purchase options ............      --         --                 --        --
 Conversion of debt and accrued interest into
  common stock (Note 1)   .....................      --         --            914,000     1,000
 Net income   .................................      --         --                 --        --
                                                  ------      ------     ------------   --------
Balance, June 30, 1995 (Note 9) ...............      --         --          9,737,000    10,000
 Exercise of stock warrants, net of stock
  issuance costs of approximately $114,000.          --         --            770,000     1,000
 Net income   .................................      --         --                 --        --
                                                  ------      ------     ------------   --------
Balance, June 30, 1996 (Note 9) ...............      --         --         10,507,000    11,000
                                                  ------      ------     ------------   --------
 Exercise of stock options, warrants,
  and UPOs, net of issuance costs of
  approximately $300,000  .....................      --         --          2,566,000(1)  2,000
 Stock issued for Weatherly acquisition
  (Note 1) ....................................      --         --          1,000,000     1,000
 Options and warrants issued for acquisition
  and consulting services and bank
  refinancing (Note 1) ........................      --         --                 --        --
 Net income   .................................      --         --                 --        --
                                                  ------      ------     ------------   --------
Balance, June 30, 1997 (Note 9) ...............      --         --         14,073,000    14,000
                                                  ------      ------     ------------   --------
Conversion of debt into common stock
 (unaudited)  .................................      --         --            154,000        --
Exercise of stock options and warrants
 (unaudited)  .................................      --         --          1,168,000     1,000
Net loss (unaudited)   ........................      --         --                 --        --
                                                  ------      ------     ------------   --------
Balance, September 30, 1997 (unaudited)  ......      --         --         15,395,000   $15,000
                                                  ======      ======     ============   ========

                                                  Additional        Retained           Total
                                                    Paid-in         Earnings        Stockholders'
                                                    Capital         (Deficit)          Equity
                                                 -------------  -----------------  --------------
Balance, July 1, 1994 (Note 9)  ...............  $ 9,298,000     $  (6,153,000)     $ 3,150,000
 Sale of common stock, net of stock issuance
  costs of approximately $1,300,000............    7,432,000                --        7,436,000
 Issuance of common stock for payment of
  trade payables ..............................      683,000                --          683,000
 Exercise of stock options and warrants  ......       35,000                --           35,000
 Issuance of unit purchase options ............      400,000                --          400,000
 Conversion of debt and accrued interest into
  common stock (Note 1)   .....................    2,059,000                --        2,060,000
 Net income   .................................           --         1,575,000        1,575,000
                                                 ------------    -------------      -----------
Balance, June 30, 1995 (Note 9) ...............   19,907,000        (4,578,000)      15,339,000
 Exercise of stock warrants, net of stock
  issuance costs of approximately $114,000.        1,506,000                --        1,507,000
 Net income   .................................           --         2,524,000        2,524,000
                                                 ------------    -------------      -----------
Balance, June 30, 1996 (Note 9) ...............   21,413,000        (2,054,000)      19,370,000
                                                 ------------    -------------      -----------
 Exercise of stock options, warrants,
  and UPOs, net of issuance costs of
  approximately $300,000  .....................    5,292,000                --        5,294,000
 Stock issued for Weatherly acquisition
  (Note 1) ....................................    2,999,000                --        3,000,000
 Options and warrants issued for acquisition
  and consulting services and bank
  refinancing (Note 1) ........................    1,079,000                --        1,079,000
 Net income   .................................           --         3,183,000        3,183,000
                                                 ------------    -------------      -----------
Balance, June 30, 1997 (Note 9) ...............   30,783,000         1,129,000       31,926,000
                                                 ------------    -------------      -----------
Conversion of debt into common stock
 (unaudited)  .................................      350,000                --          350,000
Exercise of stock options and warrants
 (unaudited)  .................................    2,452,000                --        2,453,000
Net loss (unaudited)   ........................           --          (716,000)        (716,000)
                                                 ------------    -------------      -----------
Balance, September 30, 1997 (unaudited)  ......  $33,585,000     $     413,000      $34,013,000
                                                 ============    =============      ===========

------------
(1) Includes 38,000 shares of common stock issued for services relating to cash proceeds and approximately 60,000 issued relating to cashless exercise of 4 UPOs (Note 9).

             See accompanying summary of accounting policies and
                  notes to consolidated financial statements.

                   U.S. Home & Garden Inc. and Subsidiaries
                     Consolidated Statements of Cash Flows

Increase (decrease) in cash and cash equivalents


                                                            Years ended June 30,
                                            ----------------------------------------------------
                                                  1995              1996              1997
                                            ----------------  ----------------  ----------------
Cash flows from operating activities
 Net income (loss)   .....................  $   1,575,000     $   2,524,000     $   3,183,000
 Adjustments to reconcile net
   income loss to net cash pro-
   vided by operating activities:
   Extraordinary expense   ...............             --                --         1,007,000
   Loss on disposal of assets    .........             --                --           226,000
   Bad debt expense  .....................          3,000           167,000           323,000
   Depreciation and other
    amortization  ........................        637,000           834,000         1,990,000
   Amortization of deferred
    financing costs  .....................        219,000           264,000           323,000
   Changes in operating assets and
    liabilities, net of assets
    acquired and liabilities
    assumed:
    Accounts receivable    ...............     (2,523,000)       (2,622,000)       (2,763,000)
    Inventories   ........................        637,000          (940,000)          444,000
    Prepaid expenses and other
      current assets    ..................       (201,000)         (159,000)          324,000
    Accounts payable and
      accrued expenses  ..................         54,000         1,393,000         2,838,000
    Trade credits    .....................        200,000           257,000            46,000
    Other assets  ........................       (163,000)          (95,000)          262,000
    Deferred taxes   .....................             --        (1,005,000)        2,342,000
                                            --------------    --------------    --------------
Net cash provided by operating
 activities    ...........................        438,000           618,000        10,545,000
                                            --------------    --------------    --------------
Cash flows from investing activities
 Payment for purchase of busi-
 nesses, net of cash acquired                 (15,387,000)       (1,602,000)      (28,358,000)
 Payment for non-compete
   agreement   ...........................             --                --          (500,000)
 Sale of short-term investments  .........        501,000                --                --
 Increase in officer receivables    ......       (352,000)         (131,000)          (77,000)
 Purchase of product rights   ............       (105,000)               --                --
 Purchase of furniture, fixtures and
   equipment   ...........................       (151,000)         (261,000)         (528,000)
 Purchase of package design   ............        (82,000)         (109,000)         (131,000)
                                            --------------    --------------    --------------
Net cash used in investing activities ....    (15,576,000)       (2,103,000)      (29,594,000)
                                            --------------    --------------    --------------
Cash flows from financing activities
 Proceeds from issuances of stock ........      7,452,000         1,507,000         5,294,000
 Proceeds from bank line of credit .......     11,514,000        17,496,000        41,791,000
 Payment on bank line of credit  .........    (12,109,000)      (16,208,000)      (43,079,000)
 Proceeds from notes payable  ............     11,000,000                --        21,345,000
 Payments of notes payable    ............       (800,000)       (1,600,000)       (3,385,000)
 Acquisition finance costs    ............     (1,036,000)               --        (1,514,000)
                                            --------------    --------------    --------------
Net cash provided by financing
 activities    ...........................     16,021,000         1,195,000        20,452,000
                                            --------------    --------------    --------------
Net increase (decrease) in cash and
 cash equivalents ........................        883,000          (290,000)        1,403,000
Cash and cash equivalents, begin-
 ning of period ..........................         87,000           970,000           680,000
                                            --------------    --------------    --------------
Cash and cash equivalents, end of period    $     970,000     $     680,000     $   2,083,000
                                            ==============    ==============    ==============

                                                  Three months ended
                                                      September 30,
                                            ---------------------------------
                                                  1996             1997
                                            ----------------  ---------------
                                              (unaudited)       (unaudited)
Cash flows from operating activities
 Net income (loss)   .....................  $  (1,612,000)    $   (716,000)
 Adjustments to reconcile net
   income loss to net cash pro-
   vided by operating activities:
   Extraordinary expense   ...............      1,007,000               --
   Loss on disposal of assets    .........             --               --
   Bad debt expense  .....................             --               --
   Depreciation and other
    amortization  ........................        390,000          588,000
   Amortization of deferred
    financing costs  .....................         61,000          132,000
   Changes in operating assets and
    liabilities, net of assets
    acquired and liabilities
    assumed:
    Accounts receivable    ...............      3,835,000        6,558,000
    Inventories   ........................     (1,445,000)      (1,070,000)
    Prepaid expenses and other
      current assets    ..................         40,000          (96,000)
    Accounts payable and
      accrued expenses  ..................        325,000       (2,138,000)
    Trade credits    .....................             --               --
    Other assets  ........................         80,000           35,000
    Deferred taxes   .....................       (736,000)        (229,000)
                                            --------------    -------------
Net cash provided by operating
 activities    ...........................      1,945,000        3,064,000
                                            --------------    -------------
Cash flows from investing activities
 Payment for purchase of busi-
 nesses, net of cash acquired                 (20,823,000)        (539,000)
 Payment for non-compete
   agreement   ...........................       (500,000)              --
 Sale of short-term investments  .........             --               --
 Increase in officer receivables    ......        (42,000)         (98,000)
 Purchase of product rights   ............             --               --
 Purchase of furniture, fixtures and
   equipment   ...........................        (40,000)        (103,000)
 Purchase of package design   ............             --         (108,000)
                                            --------------    -------------
Net cash used in investing activities ....    (21,405,000)        (848,000)
                                            --------------    -------------
Cash flows from financing activities
 Proceeds from issuances of stock ........      5,189,000        2,453,000
 Proceeds from bank line of credit .......      7,436,000               --
 Payment on bank line of credit  .........     (7,782,000)              --
 Proceeds from notes payable  ............     16,783,000               --
 Payments of notes payable    ............       (703,000)      (1,920,000)
 Acquisition finance costs    ............     (1,399,000)              --
                                            --------------    -------------
Net cash provided by financing
 activities    ...........................     19,524,000          533,000
                                            --------------    -------------
Net increase (decrease) in cash and
 cash equivalents ........................         64,000        2,749,000
Cash and cash equivalents, begin-
 ning of period...........................        680,000        2,083,000
                                            --------------    -------------
Cash and cash equivalents, end of period    $     744,000     $  4,832,000
                                            ==============    =============


             See accompanying summary of accounting policies and
                  notes to consolidated financial statements.

                   U.S. Home & Garden Inc. and Subsidiaries

                        Summary of Accounting Policies


Nature of Business

     U.S. Home & Garden Inc. (the "Company" -- formerly known as Natural Earth Technologies, Inc. until July 1995), through its wholly-owned subsidiaries, is a manufacturer and distributor of lawn and garden care products to retailers primarily throughout North America.

     Golden West Agri-Products, Inc. ("Golden West"), a wholly-owned subsidiary, is a manufacturer and distributor of humic acid based agricultural products. Golden West currently sells its products in the Western United States, Mexico and Central America.

     On September 1, 1994, the Company, through its wholly-owned subsidiary Easy Gardener Acquisition Corporation ("Easy Gardener"), acquired all of the assets of Easy Gardener, Inc., a developer, manufac turer and marketer of lawn and garden care products. Easy Gardener primarily sells its products throughout North America.

     On August 11, 1995, Emerald Products Corporation, a wholly-owned subsidiary of Easy Gardener, acquired the assets of Emerald Products, LLC. Emerald Products sells its product, Emerald Edge(R), throughout North America.

     On August 9, 1996, Easy Gardener acquired all of the outstanding stock of Weatherly Consumer Products Group, Inc. ("Weatherly"), a lawn and garden care company which primarily sells its products throughout North America.

     On May 12, 1997, Easy Gardener acquired the Plasti-Chain product line from Plastic Molded Concepts, Inc. ("Plastic").


Principles of Consolidation

     The financial statements include the accounts of the Company and its wholly-owned subsidiaries and the results of operations of Weatherly, Easy Gardener, Plastic, Golden West and Emerald Products since their date of acquisition (Note 1). Significant intercompany accounts and transactions have been eliminated.


Inventories

     Inventories, which consist of raw materials, finished goods, and packaging materials, are stated at the lower of cost or market; cost is determined by the first-in, first-out (FIFO) cost method.


Furniture, Fixtures and Equipment

     Furniture, fixtures and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated five to seven year useful lives of the assets.


Intangible Assets

     Excess of Cost over Net Assets Acquired The excess of cost over net assets acquired, which relates to the Company's acquisitions of Weatherly, Easy Gardener, Plastic, Golden West, and Emerald Products, are being amortized over periods of twenty to thirty years using the straight-line method. Periodically, the recoverability of goodwill is evaluated by comparing undiscounted estimated future net cash flows to the estimated net cash flows projected at the time of acquisition.

     Deferred Financing Costs Direct costs associated with the Company's long-term financing arrangements are being amortized over the life of the loans, a period of approximately six years.

     Package Design Package design costs associated with Easy Gardener and Weatherly products are being amortized over a five-year period using the straight-line method.

     Product Rights Product rights are being amortized over a 15-year estimated useful life.

     Non-Compete Agreement The non-compete agreement was entered into with the acquisition of Weatherly. The agreement is being amortized over its 20 year term.


Revenue Recognition

     Sales are recorded as products are shipped to customers.


Net Income Per Share

     Net income per common share has been computed following Account ing Principles Board Opinion No. 15 (APB No. 15). Net income per share for 1995 and 1996 has been computed by dividing the net income by the weighted average number of common shares outstanding. For 1997, common stock equivalents such as common stock options and warrants were included in the computation of average shares outstanding because their inclusion was dilutive. 1997 earnings per share was calculated using the modified treasury stock method (Note 14).


Income Taxes

     Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."


Reclassification

     Certain 1996 financial statement amounts have been reclassified to conform to the 1997 presentation.


Advertising Costs

     The Company incurs advertising expense primarily relating to cooperative advertising credits granted to customers based on qualified expenses incurred by the customers to advertise the Company's products. Cooperative advertising credits are usually limited to a percentage of an agreed-upon sales volume. The Company also incurs advertising expense relating to the distribution of catalogs and the broadcasting of radio and television commercials. Advertising costs are expensed as incurred. Advertising expense was $1,236,000, $1,823,000 and $2,945,000 during the years ended June 30, 1995, 1996 and 1997, respectively, and $216,000 and $519,000 for the three months ended September 30, 1996 and 1997, respectively (unaudited).


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Cash Equivalents

     The Company considers all short-term investments purchased with an initial maturity of three months or less to be cash equivalents.


Stock Based Compensation

     Effective July 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Under this standard, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. The fair value method is required for all stock based compensation issued to non-employees. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Companies are permitted to continue to account for employee stock-based transactions under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," but are required to disclose pro forma net income and earnings per share as if the fair value method had been adopted. The Company has elected to continue to account for stock-based compensation under APB No. 25 (see Note 9).

New Accounting Pronouncements

     On March 3, 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per share. This pronouncement provides a different method of calculating earnings per share than is currently used in accordance with APB No. 15, Earnings per Share. SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity. SFAS No. 128 is effective for periods ending after December 15, 1997. Early application is not allowed and restatement of prior earnings will be required.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Management does not believe that the Company's current financial statement disclosures will need to be modified based upon current operations. Results of operations and financial position, however, will be unaffected by future implementation of this standard.

     In June 1997, the Financial Accounting Standards Board issued SFAS
No. 131, Disclosures about Segments of an Enterprise and Related Information, (SFAS 131) which supersedes SFAS No. 14., Financial reporting for Segments of a Business Enterprises. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS 131 is effective for financial statements for period beginning after December 15, 1997 and requires comparative information for earlier years to be restated. The Company believes it operates under one business segment and has already substantially complied with the required financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

Financial Instruments

     The Company's financial instruments consist of cash, accounts receivable and debt. The carrying value of cash and accounts receivable approximate fair value based upon the liquidity and short-term nature of the assets. The carrying value of short-term and long-term debt approximates the fair value based upon short-term and long-term borrowings at market rate interest.

     Cash and cash equivalents are held principally at three high quality financial institutions. At times such balances may be in excess of the FDIC insurance limit.

Basis of Presentation

     The accompanying balance sheet as of September 30, 1997 and the statements of operations and cash flows for each of the three months ended September 30, 1996 and 1997 have not been audited. However, in the opinion of management, they include all adjustments necessary for a fair presentation of the financial position and the results of operations for the periods presented. The results of operations for the three months ended September 30, 1997 are not necessarily indicative of results to be expected for any future period.

                   U.S. Home & Garden Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements
          (Information for September 30, 1996 and 1997 is Unaudited)

1. Business Acquisitions

     On May 12, 1997, Easy Gardener acquired from Plastic substantially all of the assets, including product rights and all other intangible assets, of Plastic used in connection with Plastic's home lawn and garden care distribution business for approximately $4,300,000.

     On August 9, 1996, Easy Gardener acquired all of the outstanding stock of Weatherly, a lawn and garden care company, for 1,000,000 shares of the Company's common stock (valued at $3 per share) and $22,937,000, less an amount required to discharge certain outstanding indebtedness of the acquired company, and adjusted dollar for dollar based upon the ultimate value of the acquired company's net current assets (approximately $2.5 million). The acquisition was accounted for as a purchase and, accordingly, the results of operations of Weatherly have been included in the consolidated statement of income since August 9, 1996. The Company operates the acquired company as a subsidiary of Easy Gardener. In connection with the above acquisition, the Company's outstanding notes payable were refinanced and a new line of credit arrangement was established (See Note 6).

     On August 11, 1995, Emerald Products Corporation, a newly-formed, wholly-owned subsidiary of Easy Gardener, acquired from Emerald Products, LLC ("Emerald") all of the assets, including product rights and all other intangible assets, of Emerald used in connection with Emerald's home lawn and garden care distribution business. The purchase price, subject to adjustment as described below, was $835,000 in cash and a $100,000 non-interest bearing promissory note, which was paid off during fiscal 1996 using cash from operations. The purchase price is subject to increase based upon the Company achieving certain annual gross sales levels of acquired product lines through September 2002. This additional consideration is payable in cash annually and based upon 2.5% of annual Emerald gross sales of up to $4,000,000, 1.5% of annual gross sales between $4,000,001 and $5,000,000 and 1% of annual gross sales greater than $5,000,000.

     On September 1, 1994 (the "Closing Date"), Easy Gardener Acquisition Corp., a newly formed, wholly-owned subsidiary of the Company, acquired from Easy Gardener, Inc. (the "Seller"), all of the assets of the Seller used in connection with the Seller's home lawn and garden care products distribution business (the "Purchased Assets") pursuant to an assets purchase agreement dated as of June 19, 1994. The purchase price was $20,500,000 (subject to adjustment as described below) which was paid by the delivery of (i) $8,000,000 in cash (ii) a promissory note (the "Note") issued by Easy Gardener Acquisition Corp. in the initial principal amount of $10,500,000, and (iii) two convertible promissory notes (the "Convertible Notes") issued by the Company each in the initial principal amount of $1,000,000. The Note was paid from the proceeds of the Company's bank financing in September 1994. The Convertible Notes plus accrued interest were each converted into 457,198 shares of the Company's common stock and Class B warrants to acquire 457,198 shares of common stock at an exercise price of $2.28 per share. The Convertible Notes were automatically converted upon the February 1995 approval by the stockholders of the Company of an Amendment to the Company's Certificate of Incorporation increasing the amount of the Company's authorized common stock to 30,000,000 shares. The shares of common stock issued upon exercise of the Convertible Notes, and the shares of common stock issuable upon exercise of the warrants, are subject to a seven-year voting agreement with Mr. Robert Kassel, Chairman of the Company. The purchase price was subject to increase, if and to the extent that on the Closing Date current assets of Easy Gardener, Inc. exceeded current liabilities by $6,600,000. This additional amount approximated $783,000 at the date of closing and was paid in October 1994.

     Approximately $2,200,000 was contingently payable to the Seller over the four years following the Closing Date based upon the acquired business generating certain specified levels of net income. As of June 30, 1997, the entire $2,200,000 has been added to the excess of cost over net assets acquired of Easy Gardener based upon operating results obtained through June 30, 1997 and forecasted results for fiscal year 1998. As of June 30, 1997, approximately $1,467,000 is payable for this additional purchase price.

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)

1. Business Acquisitions  -- (Continued)

     The following unaudited pro forma summary combines the consolidated results of operations of the Company, Weatherly and Easy Gardener as if the acquisitions had occurred at the beginning of the year of acquisition and the beginning of the prior year. Accordingly, Easy Gardener is reflected as if the acquisition occurred on July 1, 1994 and Weatherly as if the acquisition occurred July 1, 1995. The proforma information gives effect to certain adjustments, including the amortization of excess of cost over net assets acquired, the elimination of certain expenses incurred by Weatherly related to its acquisition and additional interest expense on the notes payable. This pro forma summary does not necessarily reflect the results of operations as they would have been if the Company, Weatherly and Easy Gardener had constituted a single entity during such periods and is not necessarily indicative of results which may be obtained in the future. The pro forma effect of the Emerald and Plastic acquisitions have not been reflected since their prior revenue was not material to the Company's operations.


                                                                                                  Three months ended
                                                            Years ended June 30,                    September 30,
                                              ------------------------------------------------   -------------------
                                                   1995             1996             1997               1997
                                              --------------   --------------   --------------   -------------------
                                                                                                     (unaudited)
Net sales    ..............................   $ 21,349,000     $ 46,102,000     $ 52,788,000        $  6,265,000
                                              =============    =============    =============       ============
Net income (loss) before extraordinary
 expense and income taxes   ...............   $  1,420,000     $  2,369,000     $  6,540,000        $ (1,288,000)
                                              =============    =============    =============       ============
Net income (loss) before extraordinary
 expense  .................................   $  1,382,000     $  3,462,000     $  3,648,000        $ (1,008,000)
                                              =============    =============    =============       ============
Net income (loss)  ........................   $  1,382,000     $  1,542,000     $  2,121,000        $ (2,606,000)
                                              =============    =============    =============       ============
Net income (loss) per common share
 before extraordinary expenses    .........   $        .16     $        .25     $        .22        $       (.08)
                                              =============    =============    =============       ============
Net income (loss) per common share   ......   $        .16     $        .11     $        .14        $       (.19)
                                              =============    =============    =============       ============

2. Trade Credits

     In April 1996, the Company entered into an agreement to exchange unsold assets held for sale for credit against the future purchase of products and services. This transaction has been reported at the estimated fair market value of the assets exchanged by the Company. No gain or loss was recognized on such transaction as the Company had previously written down its assets held for sale to their estimated fair market value. The agreement requires the Company to pay a portion of the purchase price of the product or services received. Depending on the nature of the products or services purchased, the Company will receive a credit against the future price ranging from 10% to 45% of the cash purchase price. The Company will also receive a percentage of the cash proceeds from the ultimate sale of the assets. As of June 30, 1996, included in accounts receivable is approximately $105,000 of cash subsequently received on the sale of a portion of the assets by the third party. The agreement provides that the Company will receive maximum total credits and cash totaling $1.6 million. The agreement expires in April 1999 and requires the Company to use all credits by this date. The Company expects to use the credits primarily by purchasing operating assets and advertising time. The Company expects to use all available credits by the expiration date and will continually evaluate this asset based upon credits utilized and future operating goals.

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)

3. Inventories

     Inventories consist of:

                                    June 30,              September 30,
                          ----------------------------   --------------
                              1996           1997             1997
                          ------------   -------------   --------------
                                                           (unaudited)
Raw materials    ......   $   82,000     $   578,000       $  202,000
Finished goods   ......    3,310,000       4,676,000        6,122,000
                          -----------    ------------      -----------
                           3,392,000     $ 5,254,000       $6,324,000
                          ===========    ============      ===========

4. Furniture, Fixtures and Equipment

     Furniture, fixtures and equipment consist of:

                                                       June 30,              September 30,
                                             ----------------------------   --------------
                                                 1996           1997             1997
                                             ------------   -------------   --------------
                                                                             (unaudited)
Leasehold improvements  ..................   $   74,000     $   397,000       $  397,000
Furniture, fixtures and equipment   ......    1,575,000       2,761,000        2,852,000
                                             -----------    ------------      -----------
                                              1,649,000       3,158,000        3,249,000
Less accumulated depreciation    .........      433,000         843,000          995,000
                                             -----------    ------------      -----------
                                              1,216,000     $ 2,315,000       $2,254,000
                                             ===========    ============      ===========

5. Excess of Cost Over Net Assets Acquired

     The excess of cost over net assets acquired consists of the following:


                                                              June 30,               September 30,
                                                   ------------------------------   --------------
                                                       1996             1997             1997
                                                   -------------   --------------   --------------
                                                                                     (unaudited)
Weatherly Consumer Products Group, Inc.   ......   $        --     $ 23,046,000      $23,046,000
Easy Gardener, Inc.  ...........................    14,172,000       15,639,000       15,639,000
Plastic Molded Concepts, Inc.    ...............            --        2,760,000        2,797,000
Golden West Chemical Distributions, Inc.  ......     2,098,000        2,098,000        2,098,000
Emerald Products, LLC   ........................       778,000          870,000          884,000
                                                   ------------    -------------     ------------
                                                    17,048,000       44,413,000       44,464,000
Less accumulated amortization    ...............     1,264,000        2,579,000        2,973,000
                                                   ------------    -------------     ------------
                                                    15,784,000     $ 41,834,000      $41,491,000
                                                   ============    =============     ============

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)

6.   Notes Payable and Line of Credit Notes payable consist of the following:

                                                                                 June 30,              September 30,
                                                                       ----------------------------   --------------
                                                                           1996           1997             1997
                                                                       ------------   -------------   --------------
                                                                                                       (unaudited)
$23,000,000 note payable, interest due monthly at prime (8.5% at
 June 30, 1997) plus 1.25% or LIBOR (5.72% at June 30, 1997) plus
 3.50%, quarterly principal payments ranging from $570,000 to
 $1,350,000 beginning September 30, 1996 through June 30, 2002, collateralized by Easy Gardener's assets and guaranteed by
 the Company.    ...................................................   $       --     $20,510,000      $18,590,000

$2,250,000 note payable, interest due monthly at prime (8.5% at
 June 30, 1997) plus 6.0%, quarterly principal payments of
 $140,625 beginning September 30, 1998 through June 30, 2002, collateralized by Easy Gardener's assets and guaranteed by the
 Company.  .........................................................           --       2,250,000        2,250,000

$3,800,000 note payable, interest only due monthly at 12% with the
 full principal due November 1997.    ..............................           --       3,800,000        3,800,000

$8,000,000 note payable, interest at 12.25%, monthly principal pay-
 ments of $133,333, plus interest, commencing January 31, 1995 until January 2000, collateralized by the assets of Easy Gardener and a guaranty of the Company. This note was refinanced during
 1997.  ............................................................    5,600,000              --               --

$3,000,000 note payable, interest at 12%, equal monthly principal payments of $125,000, plus interest, commencing the earlier of the repayment of the $8,000,000 note payable or January 31, 2000, collateralized by assets of Easy Gardener and a guaranty of
 the Company. This note was refinanced during 1997.  ...............    3,000,000              --               --
                                                                       -----------    ------------     ------------
                                                                        8,600,000      26,560,000       24,640,000
Less current portion   .............................................    2,362,000       8,990,000        7,640,000
                                                                       -----------    ------------     ------------
                                                                       $6,238,000     $17,570,000      $17,000,000
                                                                       ===========    ============     ============


     At June 30 and September 30, 1997, the Company's financing arrangements include a $13,000,000 revolving credit facility expiring June 2002, bearing interest at the lower of prime or LIBOR rates plus an additional marginal amount; collateralized by Easy Gardener's assets and guaranteed by the Company. The credit facility's availability increases to $16,000,000 for the months of February through May.

     As of June 30 and September 30, 1997, no amounts were outstanding on the credit line. The credit agreement contains various restrictions which require, among other things, maintenance of certain financial ratios and an annual zero balance for ten consecutive days during August. At June 30, 1997, the Company was in compliance with all such covenants. If the revolving credit facility is terminated prior to June 2002, the Company will be subject to certain prepayment penalties.

     At June 30, 1996, the Company's had a $6,000,000 revolving credit facility bearing interest at prime (8.25% at June 30, 1996) plus 2%, payable in monthly installments commencing January 1, 1995 and collateralized by assets of Easy Gardener and a guaranty of the Company. As of June 30, 1996, there

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)

6. Notes Payable and Line of Credit  -- (Continued)

was $1,288,000 outstanding on the credit line which was refinanced during August 1996 utilizing the $13,000,000 revolving credit facility noted above.

     The $3 million note payable also required the Company to pay additional interest (defined as a success fee) when the loan was paid off. The success fee ranges from $300,000 in the first year to $4,140,000 in the seventh year. As of June 30, 1996, the accrued success fee was approximately $481,000 (Note
13).

     The $8 million note payable was subject to certain mandatory prepay ments of "excess cash flow" of Easy Gardener and certain net proceeds of asset sales, condemnation awards and insurance recoveries. As of June 30, 1996, $762,000 is the payment for "excess cash flow" which was made subsequent to year end. This amount has been included in the current portion of notes payable. Also, certain optional prepayments of advances under the revolving facility and the $8 million note payable require the payment of a premium (Note 13).

     In connection with the acquisition of Weatherly Products Inc. on August 9, 1996, both of the above term notes payable were refinanced and a new line of credit agreement was executed (Note 13).

     Future minimum principal payments are as follows:

                  Year ending June 30,             Amount
                  --------------------         -------------
                      1998                      $  8,990,000
                      1999                         4,402,000
                      2000                         4,403,000
                      2001                         4,402,000
                      2002                         4,363,000
                                               -------------
                                                $ 26,560,000
                                               =============

7. Officer Receivables

     Officer receivables represents notes which bear interest at 7% and require interest only payments on an annual basis. The notes are due June 2002.


8.  Commitments

     Employment Agreements

     During 1996 and 1997, the Company entered into new employment agreements with three of its officers. The agreements are for one-year periods but are automatically renewed unless specifically terminated by the Company or the employee. If the employment agreements are terminated by the Company, the officers will be entitled to an additional ten and five years of annual compensation. Annual compensation under the employment agreements are $350,000, $162,000 and $101,000. The employment agreements also provide for certain lump sum payments in the event of a change in control equal to approximately $5 million. An agreement with an officer of Easy Gardener provides for a base aggregate annual salary of approximately $200,000 in 1998. In addition, the agreements provide for incentive and additional compensation under certain circumstances.

     Operating Leases

     The Company leases office and warehouse space under operating leases which expire in various years through 2001. The Company also leases certain office equipment and automobiles under operating leases expiring in 1998 through 2002. The future minimum lease payments under these non-cancelable operating leases are as follows:

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)


8.  Commitments  -- (Continued)

               Year ending June 30,             Amount
               --------------------          ------------
                      1998                   $   729,000
                      1999                       591,000
                      2000                       410,000
                      2001                       176,000
                      2002                         1,000
                                             ------------
                                             $ 1,907,000
                                             ============



     Rent expense was approximately $303,000, $336,000 and $680,000 for the years ended June 30, 1995, 1996 and 1997, respectively, and $152,000 and $187,000 for the three months ended September 30, 1996 and 1997 respectively.


     Pension Plan

     Easy Gardener has established an employee defined contribution pension plan (the Plan). Employees of the Company, Weatherly, Easy Gardener and Golden West are eligible to participate. The Company is required to match the first 3% of employee contributions up to 5% of the employees wage base. The plan also allows discretionary contributions by the Company. The Company's contribution vests over a seven-year period. Pension expense associated with the Plan for 1995, 1996 and 1997 was approximately $64,000, $180,000 and $199,000. Pension expense associated with the Plan for the three months ended September 30, 1996 and 1997 was $17,000 and $38,000.


     Royalty Agreements

     The Company has entered into royalty agreements which provide for payments based upon a percentage of net sales of certain products. These agreements expire in various years from 1998 to 2005. Royalty expense during the years ended June 30, 1995, 1996 and 1997 was $64,000, $104,000 and
$304,000. Royalty expense during the three months ended September 30, 1996 and 1997 was $24,000 and $49,000.


9. Stockholders' Equity

     (a) Convertible Preferred Stock

     The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's common stock.

     (b) Common Stock

     The Company raised a portion of the Easy Gardener, Inc. purchase price through the August 1994 private placement of $8,025,000 of Units (for which it received net proceeds of approximately $6,900,000), each $100,000 Unit consisting of 44,000 shares of common stock and a class B warrant to purchase 44,000 shares of common stock for $2.28 per share.

     In June 1994, the Company sold approximately 200,000 shares to various foreign investors. Proceeds to the Company, after deducting commissions and expenses approximated $435,000. In a related transaction during July 1994, the Company sold an additional 240,000 shares to foreign investors resulting in net proceeds to the Company of approximately $518,000. Proceeds were used for the Easy Gardener acquisition.

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)

9. Stockholders' Equity  -- (Continued)

     (c) Stock Option Plans

     The Company adopted the 1991 Stock Option Plan (the "1991 Plan") pursuant to which 700,000 shares of common stock have been reserved for issuance upon the exercise of options designated as either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code") or (ii) non-qualified options. ISOs may be granted under the Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

     During fiscal 1995, the Board of Directors of the Company adopted, subject to stockholder approval, two additional stock option plans. The 1995 Stock Option Plan (the "1995 Plan") allows the granting of either ISOs or non-qualified options. The maximum aggregate number of shares to be granted under this plan is 1,500,000. The Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan") was established to attract, retain and compensate for their services as directors, highly qualified individuals who are not employees of the Company. The maximum aggregate number of shares issued under this plan is 100,000. During 1996 and 1997, 10,000 options were granted each year. The 1995 Plan is administered by a committee of the Board of Directors and the Non-Employee Director Plan is a formula plan.

     During May 1997, the Board of Directors approved the 1997 Stock Option Plan. The plan reserves 1,500,000 shares of common stock.

     The 1997 plan is subject to shareholder approval. No options have been granted as of June 30, 1997.

     The 1991 Plan is administered by the Board of Directors of the Company (the "Board"). The Board, or committee, as the case may be, within the limitations of the 1991 and 1995 Plans, as the case may be, determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the option purchase price per share and the manner of exercise, the time, manner and form of payment upon exercise of an option, and whether restrictions such as repurchase rights in the Company are to be imposed on shares subject to options.

     ISOs granted under the plans may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company and any related corporation) may not exceed $100,000. Non-qualified options granted under the 1991 Plan may not be granted at a price less than the fair market value of the common stock on the date of grant (not less than par value in the case of the 1995 Plan). Options granted under the plans will expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company).

     All options granted under the 1991 Plan, Non-Employee Director Plan and ISOs under the 1995 Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution.

     The Board of Directors also has authorization to issue stock options ("Non-Plan Options") to employees or consultants for services performed.

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)

9. Stockholders' Equity  -- (Continued)

     The following is a summary of activity relating to stock options.

                                  Weighted                                                             Weighted
                                  Average                                                              Average
                                   Option                                            Available        Remaining
                                 Price Per            Out-            Exer-             for           Contractual
                                   Share            standing         cisable           Grant             Life
                               --------------   ----------------   ------------   ----------------   ------------
1991 Plan
June 30, 1995   ............    $    1.71(1)        688,000           588,000          12,000             5  years
Became exercisable    ......                             --           100,000              --
                                ----------       -----------        ---------      -----------       -------------
June 30, 1996   ............    $    1.71(1)        688,000           688,000          12,000             4  years
Expired in 1997    .........    $    1.69           (26,000)          (26,000)         26,000
                                ----------       -----------        ---------      -----------       -------------
June 30, 1997   ............    $    1.71(1)        662,000           662,000          38,000             3  years
                                ==========       ===========        =========      ===========       =============
1995 Plan
June 30, 1995   ............    $    2.28           400,000                --       1,100,000             5  years
Granted during 1996   ......         2.25           310,000(3)         10,000        (310,000)
Became exercisable    ......                             --           400,000              --
                                ----------       -----------        ---------      -----------       -------------
June 30, 1996   ............    $    2.26           710,000           410,000         790,000           4.5  years
Granted during 1997   ......         2.06(4)        675,000           675,000        (675,000)
Became exercisable    ......         2.28                --            75,000              --
                                ----------       -----------        ---------      -----------       -------------
June 30, 1997   ............    $    2.10(4)      1,385,000         1,160,000         115,000(5)          4  years
                                ==========       ===========        =========      ===========       =============
Non-Plan Options
June 30, 1995   ............    $    1.85           745,000(2)        645,000              --             4  years
Granted during 1996   ......         2.25           315,000(3)             --              --
                                ----------       -----------        ---------      -----------       -------------
June 30, 1996   ............    $    1.83(1)      1,060,000           645,000              --           3.5  years
Became exercisable    ......         2.25                --           125,000              --
Granted during 1997   ......         1.91         1,225,000         1,225,000              --
                                ----------       -----------        ---------      -----------       -------------
June 30, 1997   ............    $    1.84(4)      2,285,000         1,995,000              --             4  years
                                ==========       ===========        =========      ===========       =============

------------
(1) During fiscal 1995, the Board of Directors authorized a reduction in the exercise price. The ending option price per share reflects the reduced exercise price. During fiscal 1995, approximately 1.1 million options to purchase common stock were repriced to $1.69.

(2) Options outstanding reflect the effect of certain antidilution provisions.

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)

9. Stockholders' Equity  -- (Continued)

(3) Options vest over four years with the exception of 10,000 immediately vesting 1995 Plan options.

(4) In December 1996, 1,490,000 options granted subsequent to June 1995 were repriced to $2.06 per share.

(5) During the period July 1, 1997 to September 30, 1997, the Company granted options to acquire 98,000 shares of common stock under the 1995 Plan.

     In addition to certain stock options and warrants granted to employees, the Company also issued a total of 925,000 options and warrants to various consultants and a financial institution relating to various consulting services, the acquisitions of Weatherly and PlastiChain, and the new bank agreement entered into during August 1996. The fair value of such options and warrants was estimated at approximately $1,079,000. The fair value of such options and warrants has been expensed except for the fair value related to acquisitions and the bank financing for which these amounts are being amortized over the life of the bank financing agreement and the excess of cost of net assets acquired.


(d) Unit Purchase Options

     In October 1994, the Company granted six unit purchase options (UPOs), each consisting of 43,860 shares of the Company's common stock and Class B Warrants to purchase 43,860 shares of common stock at an exercise price of $2.28. These UPOs, which expire on August 31, 1999, have a nominal exercise price. Three of the UPOs were granted to an officer of the Company for his personal guarantees in connection with the Easy Gardener acquisition. Three were granted to an outside consultant for its services in connection with financing obtained for the Easy Gardener acquisition. The six UPOs issued with the nominal exercise price were valued at $400,000 and included in deferred financing costs. Concurrently, the Company also granted six UPOs, consisting of the same components, each with a current exercise price of approximately $75,000, three of which were granted to an officer of the Company. All these transactions were done in lieu of cash compensation in consideration for certain financial consulting and other services and for the personal guarantee and other collateral provided in connection with the Company's acquisition of Easy Gardener, Inc., without which the Company's transaction with Easy Gardener, Inc. would not have occurred. During 1997, one UPO and the related warrants were exercised by the outside consultant. Proceeds to the Company were approximately $175,000.

     In connection with the Company's August 1994 Private Placement, the placement agent and its designees were granted approximately 28 UPOs exercisable at $100,000 each. Each UPO consists of 43,860 shares of common stock and warrants to purchase 43,860 shares of common stock at $2.28 per share. These warrants expire in August 1999, if the underlying UPO is not exercised. If exercised, the warrants expire in May 2000. During 1997, 5 UPOs were terminated in a cashless exercise and approximately 60,000 shares of common stock was issued.

     The total shares of common stock issuable upon exercise of the UPOs, including the underlying warrants, would be approximately 3,500,000 and 3,000,000 shares at June 30, 1996 and 1997.

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)

9. Stockholders' Equity  -- (Continued)

(e) Warrants

     In connection with certain business transactions and stock offerings, the Company has granted various warrants to purchase common stock. The following schedule will summarize the activity.

                                                        Weighted                                                 Weighted
                                                         Average                                                 Average
                                                         Warrant                                                Remaining
                                                        Price Per           Out-                Exer-           Contractual
                                                          Share         standing(1)            cisable             Life
                                                       -----------   ------------------   ------------------   ------------
July 1, 1994    ....................................     $ 1.89          1,729,000            1,729,000        3.5 years
Warrants issued in connection with private placement       2.28          3,520,000            3,520,000
Warrants issued with convertible debenture    ......       2.28            914,000              914,000
Warrants issued    .................................       2.75            100,000              100,000
Warrants exercised    ..............................       1.85            (30,000)             (30,000)
                                                         -------      -------------        -------------
June 30, 1995   ....................................       2.12          6,233,000            6,233,000        4.5 years
                                                         -------      -------------        -------------       -----------
Increase for antidilution   ........................       2.28            153,000              153,000
Warrants exercised    ..............................       2.24           (770,000)            (770,000)
                                                         -------      -------------        -------------
June 30, 1996   ....................................       2.14          5,616,000            5,616,000        3.5 years
Warrants issued    .................................       2.45            525,000              525,000
Warrants exercised    ..............................       2.15         (2,380,000)          (2,380,000)
Expired   ..........................................       6.00            (52,000)             (52,000)
                                                         -------      -------------        -------------
June 30, 1997   ....................................     $ 2.18          3,709,000(2)         3,709,000(2)     3 years
                                                         =======      =============        =============       ===========

------------
(1) The warrants contain anti-dilution provisions which could effect the number of shares of common issuable stock upon the exercise of the warrants as well as the per share warrant prices. Additionally, these warrants contain certain redemption provisions.

(2) During the period July 1, to September 30, 1997, 1,068,000 warrants were exercised.

(f) Common Stock Reserved

     At June 30, 1997, approximately 12,700,000 shares of common stock have been reserved for issuance upon the exercise of warrants, options and UPOs.


(g) Stock Based Compensation

     The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for the plan. Under APB Opinion No. 25, because the exercise price of the Company stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation cost is recognized.

     FASB Statement No. 123, Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net loss as if compensation costs for the Company's stock options and warrants had been determined in accordance with the fair value based method prescribed in FASB Statement No. 123. The Company estimates the fair value of each stock option and warrant at the grant date by using a modified Black-Scholes pricing model with the following weighted-average assumptions used for grants in 1996 and 1997, respectively: no dividend yield for any year; expected volatility of approximately 30% in both years; risk-free interest rates of 6.65% and 6.6%; and expected lives of approximately three to five years.

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)

9. Stockholders' Equity  -- (Continued)
     Under the accounting provisions of FASB Statement No. 123, the Company net income and net income per common share would have been decreased to the pro forma amounts indicated below:

                                      Years ended June 30,
                                  ----------------------------
                                      1996            1997
                                  -------------   ------------
Net Income
 As reported    ...............   $ 2,524,000     $ 3,183,000
 Pro forma   ..................     2,392,000       1,617,000
 Per share as reported   ......          0.25            0.20
 Pro forma   ..................          0.23            0.12
                                  ============    ============

     The above pro forma information includes only the effects of 1996 and 1997 grants. Because options potentially vest over several years and additional awards are made each year, the results shown above may not be representative of the effects on net earnings in future years.


10. Income Taxes

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is established for deferred income tax assets when realization is not deemed more likely than not. Deferred tax assets (liabilities) consist principally of the following:

                                                                              June 30,                 September 30,
                                                                  ---------------------------------   --------------
                                                                       1996              1997              1997
                                                                  ---------------   ---------------   --------------
                                                                                                       (unaudited)
Deferred tax assets
Net operating loss carryforwards    ...........................    $ 1,384,000       $   555,000       $  945,000
Accounts receivable allowance and other   .....................         97,000            58,000           47,000
                                                                   -----------       -----------       ----------
Total deferred tax asset   ....................................      1,481,000           613,000          992,000
Less valuation allowance   ....................................       (148,000)         (165,000)        (265,000)
                                                                   -----------       -----------       ----------
Net deferred tax asset  .......................................    $ 1,333,000       $   448,000       $  727,000
                                                                   ===========       ===========       ==========
Deferred tax liability
Depreciation and amortization in excess of book amount   ......    $  (328,000)      $  (547,000)      $ (597,000)
                                                                   ===========       ===========       ==========

     At June 30, 1997, the Company had approximately $1,025,000 of net operating loss (NOL) carryforwards available to reduce future Federal taxable income. These losses are available through 2011. California allows an NOL carryforward of 50% of a company's California taxable loss. The carryforward for California purposes, after the 50% reduction, was approximately $2,217,000 at June 30, 1997 and expires through 2001. Use of the Company's NOLs could be limited in the future as a result of issuance or exercise of stock options and warrants or sale or issuance of stock. The Company files its tax returns on a calendar year basis. Because of the seasonal nature of the Company's operations, the different reporting periods for book and tax purposes may affect the amount of taxes that will ultimately be payable or deferred.

     At June 30, 1996, June 30, 1997 and September 30, 1997, the Company established a $148,000, $165,000 and $265,000 valuation allowance for the benefits pertaining to California NOLs which are not estimated to be realizable prior to their expiration. The Company believes that it is more likely than not that the remaining deferred tax assets will be realized through future taxable earnings or alternative tax strategies.

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)


10. Income Taxes -- (Continued) The income tax (provision) benefit consists of:

                                         June 30,
                      ----------------------------------------------
                          1995           1996             1997
                      ------------   -------------   ---------------
Current
   Federal   ......   $      --       $       --     $   (283,000)
   State  .........     (38,000)        (290,000)        (280,000)
                      ----------      ----------     -------------
                        (38,000)        (290,000)        (563,000)
                      ----------      ----------     -------------
Deferred
   Federal   ......          --        1,013,000       (2,129,000)
   State  .........          --           (8,000)         (56,000)
                      ----------      ----------     -------------
                             --        1,005,000       (2,185,000)
                      ----------      ----------     -------------
                      $ (38,000)      $  715,000     $ (2,748,000)
                      ==========      ==========     =============

     The 1997 income tax expense consists of $3,200,000 expense from continuing operations reduced by $452,000 benefit associated with the extraordinary expense.

     The following is a reconciliation between the Statutory Federal income tax rate and the Company's effective tax rate for continuing operations:

                                                                         1995         1996          1997
                                                                     ------------   ---------   ------------
Income tax (provision) computed at Federal Statutory rate   ......       (34.0)%      (34.0)%       (34.0)%
State taxes, net of Federal tax benefits  ........................        (2.4)       (16.5)         (4.6)
Nondeductible amortization and other   ...........................        (3.6)        (4.1)         (4.5)
Changes in valuation allowance on deferred tax asset  ............       (37.6)        94.1          (0.2)
                                                                       ---------    ---------     ---------
(Provision) benefit for income taxes   ...........................        (2.4)%       39.5%        (43.3)%
                                                                       =========    =========     =========


     The income tax benefit for the three months ended September 30, 1996 and 1997 is computed based upon the Company's estimated effective tax rate for the respective fiscal year.


11. Concentration of Credit Risk and Significant Relationships

     Trade accounts receivable are due primarily from numerous customers located in many geographic regions throughout the United States. The Company performs ongoing credit evaluations of its customers' financial conditions and establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. The Company does not require collateral from its customers.

     During the years ended June 30, 1996 and 1997, sales to two Easy Gardener customers accounted for approximately 36% (27% and 9%) and 36% (26% and 10%) of consolidated net sales. During the three months ended September 30, 1996 and 1997, sales to two Easy Gardener customers accounted for approximately 51% (39% and 12%) of consolidated net sales each year. Included in accounts receivable at June 30, 1996, June 30, 1997 and September 30, 1997 is $1,440,000, $2,320,000 and $1,470,000 due from the largest customer.

     During the year ended June 30, 1995, sales to two Easy Gardener customers accounted for approximately 24% and 9% of consolidated net sales.

     Substantially all of Easy Gardener's raw material purchases for Weedblock(R) inventory, representing approximately 66%, 50% and 22% of the Company's consolidated raw material purchases during the years ended June 30, 1995, 1996 and 1997, are from one vendor.

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)

11. Concentration of Credit Risk and Significant Relationships  -- (Continued)

     Management believes that other suppliers could provide a similar product on comparable terms. A change in suppliers, however, could cause delays and a possible loss of sales, which would affect operating results adversely. Included in accounts payable at June 30, 1996, June 30, 1997 and September 30, 1997 is $139,000, $349,000 and $505,000 due to this vendor.


12. Supplemental Cash Flow Information

     Cash paid for:


                                                   Years ended                         Three months ended
                                                    June 30,                             September 30,
                                  ---------------------------------------------   ----------------------------
                                      1995            1996            1997            1996            1997
                                  -------------   -------------   -------------   -------------   ------------
                                                                                   (unaudited)     (unaudited)
Cash paid during the period
 for:
Interest, including deferred
 financing costs and
 extraordinary expense   ......   $ 1,528,000     $ 1,296,000     $ 5,816,000      $2,773,000       $711,000
                                  ============    ============    ============     ===========      =========
Taxes  ........................   $    10,000     $    96,000     $   131,000      $    3,000       $ 29,000
                                  ============    ============    ============     ===========      =========

     Supplemental Schedule of Non-cash Investing and Financing Activities:

     The Company purchased all of the assets of Easy Gardener, Inc. for $21,283,000 in September 1994.

       Fair value of assets acquired   ......   $  28,526,000
       Cash paid for assets acquired   ......     (14,424,000)
       Promissory notes    ..................     (12,783,000)
                                                -------------
       Liabilities assumed ..................   $   1,319,000
                                                =============

     During 1995, the Company entered into agreements to issue approximately 417,000 shares of common stock, valued at approximately $683,000 as payment of certain accounts payable.

     During 1995, $2,000,000 of convertible debentures and related accrued interest was converted into 914,396 shares of common stock and 914,396 Class B warrants.

     During 1995, deferred financing costs of approximately $400,000 was paid for by the issuance of 6 UPOs with a nominal exercise price.

     During 1996, the Company exchanged assets held for sale with a book value of approximately $1.4 million for future trade credits.

     During 1997, the Company issued warrants and options for various consulting services which were valued at approximately $1,079,000.


13. Extraordinary Expense

     As a result of the refinancing of all of the Company's outstanding debt in August 1996 (See Note 6), the entire balance of deferred finance costs at June 30, 1996, net of accumulated amortization, plus certain prepayment penalties totaling approximately $455,000, was written off as an extraordinary expense during the year ended June 30, 1997.

                   U.S. Home & Garden Inc. and Subsidiaries

          (Information for September 30, 1996 and 1997 is Unaudited)

14. Earnings per Share

     Earnings per share for 1997 was computed under the guidance of APB 15 using the modified treasury stock method. The following will detail how the 1997 earning per share figures were calculated.

       Weighted average common shares outstanding for the period  ......   13,695,000
       Weighted average common share equivalents   .....................    4,213,000
                                                                           -----------
                                                                           17,908,000
                                                                           ===========

Computation for Statement of Operations

     Reconciliation of net income per statement of operations to amount used in primary earnings per share computation:

       Income before extraordinary expense, as reported  ..................    $  4,190,000
       Add:
       Interest (expense reduction) on debt, net of income tax effect, on application of assumed proceeds from exercise of options and
        warrants in excess of 20% limitations   ...........................         450,000
                                                                               ------------
       Income before extraordinary expense   ..............................       4,640,000
       Extraordinary expense  .............................................      (1,007,000)
                                                                               ------------
       Net income assumed for the period in computing per share earnings as
        adjusted  .........................................................    $  3,633,000
                                                                               ============
       Income per share before extraordinary expense  .....................    $       0.26
       Extraordinary expense  .............................................           (0.06)
                                                                               ------------
       Net income per share   .............................................    $       0.20
                                                                               ============

15. Subsequent Events

     Subsequent to June 30, 1997, a $350,000 liability was converted into 154,000 shares of common stock.

     Subsequent to June 30, 1997, the Company granted stock options to acquire 565,000 and 98,000 shares of common stock under the 1997 and 1995 stock option plans.

     During July 1997, 453,000 warrants were exercised generating $1,033,000 in cash proceeds to the Company.

     The Company is involved in a lawsuit in which it has claimed a competitor has infringed on a product trademark. The competitor has filed a counter-claim in September 1997 seeking unspecified damages. The Company does not believe the outcome of this matter will have a material impact on future operations.

              Report of Independent Certified Public Accountants



To the Shareholders of
 Weatherly Consumer Products Group, Inc., and Subsidiaries


     We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Weatherly Consumer Products Group, Inc. (a Delaware Corporation) and Subsidiaries for the year ended September 30, 1995 and the period October 1, 1995 through August 9, 1996, the date of the sale of the Company (Note 1). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 1 to the consolidated financial statements, all outstanding capital stock of the Company was acquired by Easy Gardener Acquisition Corp., a wholly-owned subsidiary of U.S. House & Garden Inc., on August 9, 1996.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Weatherly Consumer Products Group, Inc. and Subsidiaries for the year ended September 30, 1995 and the period October 1, 1995 through August 9, 1996 in conformity with generally accepted accounting principles.



                                                     BDO Seidman, LLP




San Francisco, California,
 October 20, 1997

                    Weatherly Consumer Products Group, Inc.
                                And Subsidiaries

                     Consolidated Statements of Operations

             For the Year Ended September 30, 1995 and the Period
                October 1, 1995 through August 9, 1996 (Note 1)

                                                             1995             1996
                                                         -------------   ---------------
NET SALES (Note 7)   .................................  $18,532,297       $ 18,184,995
COST OF GOODS SOLD   .................................    8,872,354          7,677,707
                                                         -----------      ------------
      Gross profit   .................................    9,659,943         10,507,288
                                                         -----------      ------------
OPERATING EXPENSES (Note 1):
   Selling and marketing   ...........................    4,960,793          5,251,782
   Administrative ....................................    2,552,570          2,414,193
   Redemption of employment contracts  ...............           --          6,000,000
                                                         -----------      ------------
                                                          7,513,363         13,665,975
                                                         -----------      ------------
      Operating income (loss)    .....................    2,146,580         (3,158,687)
                                                         -----------      ------------
OTHER EXPENSES:
   Interest    .......................................    1,361,987          1,546,311
   Other, net  .......................................      (67,636)             8,575
                                                         -----------      ------------
                                                          1,294,351          1,554,886
                                                         -----------      ------------
      Income (loss) before (provision) benefit for
       income taxes and extraordinary item   .........      852,229         (4,713,573)
(PROVISION) BENEFIT FOR INCOME TAXES (Notes 1
 and 3)  .............................................     (400,033)           475,535
                                                         -----------      ------------
      Income (loss) before extraordinary item   ......      452,196         (4,238,038)
EXTRAORDINARY ITEM -- Write-off of deferred
 financing costs and debt prepayment charges, net of
 related income tax benefit of $57,815 (Note 1) ......           --           (520,334)
                                                         -----------      ------------
      Net income (loss) ..............................   $  452,196       $ (4,758,372)
                                                         ===========      ============

          See accompanying notes to consolidated financial statements

                    Weatherly Consumer Products Group, Inc.
                               And Subsidiaries

                Consolidated Statements of Stockholders' Equity
                   For the Year Ended September 30, 1995 and
          the Period October 1, 1995 through August 9, 1996 (Note 1)

                                         Preferred         Common
                                           Stock           Stock         Warrants
                                      ---------------  --------------  ------------
BALANCE,
 September 30, 1994  ...............  $  9,983,662      $ (458,850)     $  350,000
 Net income    .....................            --              --              --
 Conversion or retirement of Common
  and Preferred Stock and Warrants
  (Note 8)  ........................    (9,983,662)        458,950              --
                                      -------------     ----------      -----------
BALANCE,
September 30, 1995   ...............            --             100         350,000
 Net loss   ........................            --              --              --
 Accretion of warrants (Note 2)  ...            --              --         810,442
                                      -------------     ----------      -----------
BALANCE,
 August 9, 1996   ..................  $         --      $      100      $1,160,442
                                      =============     ==========      ===========


                                         Additional         Accumulated
                                       Paid-In-Capital        Deficit            Total
                                      -----------------  -----------------  ----------------
BALANCE,
 September 30, 1994  ...............     $       --       $ (11,809,219)     $ (1,934,407)
 Net income    .....................             --             452,196           452,196
 Conversion or retirement of Common
  and Preferred Stock and Warrants
  (Note 8)  ........................      6,324,712                  --        (3,200,000)
                                         -----------      -------------      ------------
BALANCE,
September 30, 1995   ...............      6,324,712         (11,357,023)       (4,682,211)
 Net loss   ........................             --          (4,758,372)       (4,758,372)
 Accretion of warrants (Note 2)  ...             --            (810,442)               --
                                         -----------      -------------      ------------
BALANCE,
 August 9, 1996   ..................     $6,324,712       $ (16,925,837)     $ (9,440,583)
                                         ===========      =============      ============

          See accompanying notes to consolidated financial statements.

                    Weatherly Consumer Products Group, Inc.
                                and Subsidiaries

                     Consolidated Statements of Cash Flows
                     For the Year Ended September 30, 1995
        and the Period October 1, 1995 through August 9, 1996 (Note 1)

                                                                                1995               1996
                                                                           ---------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)   ...................................................    $    452,196      $ (4,758,372)
 Adjustments to reconcile net income (loss) to net cash provided by operating activities-
   Depreciation and amortization    ....................................       1,018,594           977,986
   Write-off of deferred financing costs and prepayment charges   ......              --           578,149
   Reserves for certain property and other assets  .....................              --           247,661
   (Gain) on disposition of assets  ....................................         (63,512)               --
   Future tax benefit   ................................................          10,828           209,902
   Income tax receivable   .............................................              --        (1,082,407)
   Redemption of employment contracts  .................................              --         6,000,000
Changes in assets and liabilities-
   Accounts receivable  ................................................          67,931          (529,880)
   Inventory   .........................................................        (714,412)        1,249,718
   Prepaid expenses and other    .......................................          37,203          (103,273)
   Accounts payable and accrued liabilities  ...........................        (161,761)         (211,949)
                                                                            ------------      ------------
    Net cash provided by operating activities   ........................         647,067         2,577,535
                                                                            ------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Borrowings on debt  ...................................................       3,308,801         4,131,547
 Payments on debt    ...................................................      (4,692,601)       (4,978,047)
 Proceeds from sale of land and building  ..............................          74,492                --
                                                                            ------------      ------------
    Net cash used in financing activities    ...........................      (1,309,308)         (846,500)
                                                                            ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Increase in other assets  .............................................         (53,746)           (4,348)
 Capital expenditures, net    ..........................................        (359,134)         (327,751)
                                                                            ------------      ------------
Net cash used in investing activities  .................................        (412,880)         (332,099)
                                                                            ------------      ------------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS   .........................................................      (1,075,121)        1,398,936
CASH AND CASH EQUIVALENTS, beginning of period  ........................       2,128,789         1,053,668
                                                                            ------------      ------------
CASH AND CASH EQUIVALENTS, end of period  ..............................    $  1,053,668      $  2,452,604
                                                                            ============      ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
   Cash paid for interest  .............................................    $  1,295,209      $  1,039,261
                                                                            ============      ============
   Cash paid for income taxes    .......................................    $    192,532      $    334,000
                                                                            ============      ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
 AND FINANCING ACTIVITIES:
   Conversion of preferred stock to long-term stockholder debt
    (Note 8)   .........................................................    $  3,200,000      $         --
                                                                            ============      ============

          See accompanying notes to consolidated financial statements.

                    Weatherly Consumer Products Group, Inc.
                               And Subsidiaries

                  Notes to Consolidated Financial Statements


(1) Sale of the Company

     Weatherly Consumer Products Group, Inc. (WCPG) and Subsidiaries (the Company) is engaged in the manufacture and sale of fertilizer, watering, insecticide and garden netting products.

     On August 9, 1996, all outstanding capital stock of the Company was acquired by Easy Gardener Acquisition Corp. (EGAC), a wholly-owned subsidiary of U.S. Home & Garden Inc. for approximately $8 million dollars of net cash consideration and approximately one million shares of U.S. Home & Garden Inc. stock valued at $3 per share. Prior to and/or in conjunction with the sale;

   o Certain of the officer and employee contracts were redeemed for approximately $6 million. This expense and related obligation has been included as a component of administrative expenses in the accompanying 1996 consolidated financial statements.

   o The holders of the Company's warrants for Class B common shares agreed to have their warrants redeemed for $1,160,442. Accordingly, the accretion of the warrants was accelerated in the accompanying 1996 consolidated financial statements to reflect the warrants at their respective redemption price.

   o Severance agreements were provided to certain Company employees. Severance of approximately $450,000 was accrued or paid as of August 9, 1996 and is included in selling and marketing (approximately $395,000) and administrative expenses ($55,000) in the accompanying 1996 consolidated financial statements.

   o Immediately subsequent to the sale of the Company's stock, the preexisting debt obligations were paid off. Accordingly, the accretion of the Company's bank loan with detachable warrants was accelerated, unamortized deferred financing costs were written off and related prepayment penalties were accrued. The expense associated with the accretion of the bank loan with detachable warrants (approximately $271,000) is included as a component of the 1996 interest expense, whereas the costs associated with the prepayment of the debt obligations (approximately $578,000) are reflected, net of the related tax benefit, in the accompanying 1996 consolidated financial statements as an extraordinary item.

   o Immediately prior to the sale, specific assets were transferred to certain employees and shareholders. The carrying amount of the net assets transferred (approximately $248,000) is included in administrative expenses in the accompanying 1996 consolidated financial statements.

   o The selling shareholders of the Company entered into an agreement to indemnify EGAC against any tax liabilities relating to periods prior to the sale. If any such tax liabilities arise, EGAC would be required to make the payments to the appropriate tax authority and, in turn, seek reimbursement from the selling shareholders under their indemnification agreement. The Internal Revenue Service (IRS) is currently examining certain tax returns of the Company covering periods prior to the sale. The Company believes that any payment it may be required to make will not have a material adverse effect on the accompanying consolidated financial statements.

(2) Summary of Accounting Policies


   (a) Principles of Consolidation--The consolidated financial statements include the accounts of WCPG and its subsidiaries, Weatherly Consumer Products, Inc. and Ross Daniels, Inc. (WCP and RDI). All material intercompany transactions have been eliminated.

   (b) Translation of Foreign Currencies--Accounts of the United Kingdom branch are stated in United States dollars. Currency gains and losses have been reflected in the statements of operations. Translation adjustments are not material to the consolidated financial statements taken as a whole.

   (c) Cash and Cash Equivalents--Cash and cash equivalents include operating cash accounts and money market funds.

                    Weatherly Consumer Products Group, Inc.
                               And Subsidiaries

           Notes to Consolidated Financial Statements  -- (Continued)

(2) Summary of Accounting Policies  -- (Continued)

   (d) Inventories--Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

   (e) Equipment and Leasehold Improvements--Equipment and leasehold improvements are depreciated over their estimated useful lives using the straight-line method. Major expenditures for renewals and betterments are charged to the property accounts while repairs and maintenance, which do not improve or extend the life of the assets, are charged to operations.

      The estimated useful lives of the various classes of assets are as follows:
                                                Years
                                               --------
            Machinery and equipment   ......    3 to 10
            Furniture and vehicles    ......    3 to 10
            Leasehold improvements    ......    3 to 18

   (f) Research and Development--Costs incurred in connection with the development of new products and changes to existing products are charged to operations as incurred. Research and development expense for the year ended September 30, 1995 and the period October 1, 1995 through August 9, 1996 approximated $106,000 and $113,000, respectively.

   (g) Other Assets--Patents, trademarks, product packaging costs and goodwill are amortized over their estimated lives using the straight-line method.

      The estimated lives of these assets are summarized as follows:

                                                    Years
                                                   -------
            Patents  ...........................     11
            Trademarks  ........................     25
            Goodwill    ........................     25
            Product packaging and other   ......    3 to 8

       The Company capitalizes significant expenditures for product packaging development and design work.

   (h) Warrants for Common Stock--Detachable warrants to purchase 15% of WCPG's common stock were issued to Nations Credit Commerical Corporation (Nations) as part of the financing agreement with Nations and were redeemed in conjunction with the sale of Company stock (Note l). Prior to 1996, the warrants were exercisable through July 30, 2003 and subject to redemption at the option of Nations on or after July 30, 1997 at a redemption price equal to the greater of the appraised value of the Company, liquidation value, consolidated net worth, as defined, or a multiple of earnings, as defined.

       The original value assigned to the warrants was $350,000 and included in stockholders' equity in the accompanying consolidated financial statements. The redemption price was estimated annually and adjustments to accrete the warrants to the estimated redemption price were recorded, as applicable, with a corresponding charge to retained earnings. No accretion was recorded in fiscal 1995. In connection with the sale of the Company, there was a charge of $810,442 to accumulated deficit to accrete the value of the warrants to the agreed-upon redemption price.

   (i) Advertising--The Company expenses the costs of advertising as incurred. Advertising expense for the year ended September 30, 1995 and the period October 1, 1995 through August 9, 1996 approximated $782,000 and $732,000, respectively.

   (j) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    Weatherly Consumer Products Group, Inc.
                               And Subsidiaries

           Notes to Consolidated Financial Statements  -- (Continued)

(2) Summary of Accounting Policies  -- (Continued)

   (k) Reclassifications--Certain reclassifications have been made to the 1995 consolidated financial statements to conform with the 1996 presentation.


   (l) New Accounting Pronouncements--In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of (SFAS 121), effective for fiscal years beginning after December 15, 1995. The new standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not expect that the adoption of SFAS 121 will have a material impact on the consolidated financial statements.

     (m) Revenue Recognition--Sales are recorded as products are shipped to customers.

(3) Income Taxes

     Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred tax assets or liabilities are computed based on the difference between the financial statement basis and income tax basis of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

     The provision (credit) for income taxes includes the following:

                                                           1995            1996
                                                       ------------   ---------------
Current payable (receivable)   .....................   $ 493,801       $  (685,437)
Benefit of net operating loss carryforwards   ......    (104,596)         (959,709)
Deferred  ..........................................      10,828           (68,291)
Change in valuation allowance  .....................          --         1,237,902
                                                       ----------      -----------
                                                         400,033          (475,535)
Tax benefit of extraordinary item    ...............          --           (57,815)
                                                       ----------      -----------
                                                       $ 400,033       $  (533,350)
                                                       ==========      ===========

     The following is a reconciliation between the statutory federal income tax rate and the provision (benefit) for income taxes:

                                                                 1995                           1996
                                                      --------------------------   -------------------------------
                                                         Amount          Rate           Amount            Rate
                                                      -------------   ----------   ----------------   ------------
Computed provision (benefit) for federal income
 taxes at the statutory rate  .....................    $  289,757         34.0%     $ (1,602,614)         (34.0%)
State and local income taxes, net of federal income
 taxes   ..........................................        47,432          5.6%         (263,960)          (5.6%)
Changes in valuation allowance   ..................      (104,596)       (12.3%)       1,237,902           26.4%
Nondeductible amortization and other, net    ......       167,440         19.6%          153,137            3.2%
                                                       ----------      ---------    ------------        ---------
                                                       $  400,033         46.9%     $   (475,535)         (10.0%)
                                                       ==========      =========    ============        =========

                    Weatherly Consumer Products Group, Inc.
                               And Subsidiaries

           Notes to Consolidated Financial Statements  -- (Continued)

(3) Income Taxes  -- (Continued)

     At September 30, 1995 and August 9, 1996, the net future tax benefit consists of the following:

                                                                     1995           1996
                                                                  ----------   ---------------
Advertising and rebate accruals  ..............................   $ 81,137      $     65,808
Warranty reserves    ..........................................     24,543            16,486
Accounts receivable reserves  .................................     37,367             6,554
Inventory costs   .............................................     29,873            23,586
Other    ......................................................     36,982            63,798
Benefit of net operating loss and credit carryforwards   ......         --         1,061,670
                                                                  ---------     ------------
                                                                   209,902         1,237,902
Valuation allowance  ..........................................         --        (1,237,902)
                                                                  ---------     ------------
                                                                  $209,902      $         --
                                                                  ---------     ------------

     The valuation allowance is required due to the uncertainty of realizing the net deferred tax assets through future operations.

     As of August 9, 1996, the Company has accumulated approximately $2,800,000 of tax net operating losses and approximately $149,000 of tax credits, substantially all of which expire in 2011, which can be carried forward and used to reduce future taxable income.

(4) Debt Obligations
     The Company's long-term debt obligations outstanding during 1995 and 1996 principally consisted of bank loans with interest at a commercial paper rate plus 4.5% (10.005% at August 9, 1996) and a floating rate equal to the greater of 11% or the commercial paper rate plus 6% (11.505% at August 9, 1996), and subordinated notes due to a shareholder with interest at the prime rate (8.25% at August 9, 1996). All of these long-term obligations were paid in full on August 10, 1996 in connection with the sale of the Company (Note 1).

     The Company had a $20 million credit arrangement with Nations, which was secured by substantially all the assets of the Company. The working capital commitment of $7.5 million included within the arrangement permitted borrowings based on a percentage of eligible receivables and inventory, as defined. There were no borrowings outstanding on the working capital loan at September 30, 1995 or August 9, 1996.

     The terms of the Nations agreement stipulated, among others, that the Company maintain certain financial ratios; limit capital expenditures and retirements; limit lease and debt commitments; may not merge, consolidate, acquire or sell operating assets; limit compensation to key employees.

     The notes payable to shareholders were subordinated to all bank debt. Accordingly, these notes stipulated that if payments of annual interest to the shareholders would violate the terms of the Nations agreement, the interest payments would be deferred until the next annual interest payment date.

(5) Royalty Commitments

     WCP has exclusive licenses under patent applications to make, lease, or sell certain of its products. Royalty expense under the agreements is based on a percentage of net sales and amounted to approximately $121,000 and $150,000 for the year ended September 30, 1995 and the period October 1, 1995 through August 9, 1996, respectively.

(6) Commitment

     WCP conducts a portion of its operations in leased facilities and leases equipment under noncancelable operating leases. The total amount charged to rental expense was approximately $343,000 and $298,000 in 1995 and 1996, respectively. The minimum scheduled lease payments for the noncancelable operating leases as of August 9, 1996 are as follows:

                    Weatherly Consumer Products Group, Inc.
                               And Subsidiaries

           Notes to Consolidated Financial Statements  -- (Continued)

(6) Commitment  -- (Continued)

               1997   ...............................  $325,000
               1998   ...............................   262,000
               1999   ...............................   158,000
                                                      ---------
                                                       $745,000
                                                      =========

(7) Significant Customers and Concentration of Credit Risk

     Trade accounts receivable are due primarily from numerous customers located in many geographic regions throughout the United States. The Company performs ongoing credit evaluations of its customers' financial conditions and establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other information. The Company does not require collateral from its customers.

     Approximately 14% and 10% of consolidated gross sales in 1995 were with two customers. These same two customers represented approximately 15% and 12% of consolidated gross sales in 1996.

(8) Reorganization

     In June, 1995, the Board of Directors approved an amendment of the Certificate of Incorporation which converted all common and preferred shares outstanding, except for the 12% Preferred "A" stock, into a new class of common stock (Class A common stock). The 12% Preferred "A" stock, owned by one shareholder, was converted into a $3,200,000 subordinated note. In addition, previously accrued dividends owed by WCP to the shareholders were canceled, preexisting stock option plans were terminated, certain stock was effectively canceled for no consideration and consideration was provided to certain shareholders for certain waivers and releases.

(9) Related Party Activities

     During 1995 and 1996, the Company had outstanding subordinated notes and accrued interest due to a stockholder. This related party debt was paid in full on August 10, 1996 in connection with the sale of the Company (Notes 1 and 4).

     In conjunction with the acquisition of the Company by WCPG, the prior sole shareholder (and a current shareholder of WCPG) entered into a consulting agreement with the Company which provided for annual consulting fees of $125,000. This agreement was terminated January 1, 1995. Consulting fees expensed in 1995 approximated $31,000.

     In July 1993, the Company entered into a two year agreement, subject to renewals, to sublease office space at fair market rental with its prior sole stockholder. Rentals, as per the agreement, approximated $4,500 in 1995. The lease agreement was amended and renewed during 1995 and provides for annual rentals of $1 per year.

     In 1993, the Company entered into a fully insured two year renewable exclusive distributor agreement with its prior sole stockholder whereby WCP markets and distributes lawn and garden products owned or controlled by its prior sole stockholder. The Company distributed products under this agreement in 1995. Commencing October 1, 1995 this agreement expired and the products were owned and controlled by WCP.

(10) Employee Benefit Plans

   (a) Health Plan--The Company has a fully insured health benefit plan which provides for hospitalization, surgical, major medical and other benefits for eligible employees.

   (b) 401(k) Plan--The Company has a 401(k) plan for the benefit of all employees meeting certain minimum eligibility requirements. The Company contributed approximately $45,000 and $43,000 to this plan in matching contributions in 1995 and 1996, respectively.

                   U.S. HOME & GARDEN, INC. AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

     On August 9, 1996, Easy Gardener Acquisition Corporation, a wholly owned subsidiary of U.S. Home & Garden, acquired all of the outstanding stock of Weatherly Consumer Products (Weatherly), a lawn and garden care company, for 1,000,000 shares of the Company's common stock (valued at $3 per share) and $22,937,321, less an amount required to discharge certain outstanding indebtedness of the acquired company, and adjusted dollar for dollar based upon the ultimate value of the acquired company's net current assets in excess of $2 million.

     The acquisition was accounted for as a purchase, with the assets acquired and liabilities assumed recorded at fair values. The results of Weatherly's operations have been included in the Company's consolidated financial statements from the date of acquisition.

     The accompanying condensed pro forma consolidated statement of operations illustrate the effect of the acquisition on the results of operations for the year ended June 30, 1997 as if the acquisition had taken place on July 1, 1996. The operating results for Weatherly as reflected on the pro forma statement of operations represents the period ended July 1, 1996 to August 9, 1996.

     The pro forma condensed consolidated results of operations may not be indicative of the actual result which would have been obtained if the acquisition had occurred on July 1, 1996.

                   U.S. HOME & GARDEN, INC. AND SUBSIDIARIES

           PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                           YEAR ENDED JUNE 30, 1997

                                                                          Weatherly
                                          Weatherly      Adjustments      Pro Forma
                                         -----------  -----------------  -----------
Net sales   ...........................   $    742                        $   742
Cost of sales  ........................        544                            544
                                          --------                        -------
Gross profit   ........................        198                            198
Operating Expenses:
  Selling and shipping  ...............        825            (395) (4)       430
                                                              (248) (4)
  Administrative and general  .........      6,649          (6,055) (4)       346
                                          --------    -----------         -------
Income from operations  ...............     (7,276)          6,698           (578)
Interest expense, net   ...............        463            (271) (4)       192
                                          --------    -----------         -------
Income (loss) before income taxes and
 extraordinary item  ..................     (7,739)          6,969           (770)
Income tax benefit (expense)  .........        886            (578)(5)        308
                                          --------    -----------         -------
Income before extraordinary items   ...     (6,853)          6,391           (462)
Extraordinary item   ..................       (520)                          (520)
                                          --------    -----------         -------
Net income (loss)    ..................   $ (7,373)   $      6,391        $  (982)
                                          ========    ===========         =======
(Income) loss per common share
 Income before extraordinary item .....
Extraordinary item   ..................
Net Income  ...........................
Weighted average shares outstanding ...

                                              U.S. Home &                           Consolidated
                                                Garden           Adjustments         Pro Forma
                                             ------------        -----------       --------------
Net sales   ...........................           52,046                          $      52,788
Cost of sales  ........................           23,649                                 24,193
                                             -----------                           ------------
Gross profit   ........................           28,397                                 28,595
Operating Expenses:
  Selling and shipping  ...............           11,232                                 11,662
  Administrative and general  .........            6,513             80 (1)               6,939
                                             -----------          -----            ------------
Income from operations  ...............           10,652            (80)                  9,994
Interest expense, net   ...............            3,262                (2)               3,454
                                             -----------          -----            ------------
Income (loss) before income taxes and
 extraordinary item  ..................            7,390            (80)                  6,540
Income tax benefit (expense)  .........           (3,200)                                (2,892)
                                             -----------          -----            ------------
Income before extraordinary items   ...            4,190            (80)                  3,648
Extraordinary item   ..................           (1,007)                                (1,527)
                                             -----------          -----            ------------
Net income (loss)    ..................      $     3,183            (80)           $      2,121
                                             ===========          =====            ============
(Income) loss per common share
 Income before extraordinary item   ...      $      0.26 (3)                       $       0.22 (3)
Extraordinary item   ..................            (0.06)(3)                              (0.08)(3)
                                             -----------                           ------------
Net Income  ...........................      $      0.20 (3)                       $       0.14 (3)
                                             ===========                           ============
Weighted average shares outstanding ...       17,908,000(3)                          18,276,000 (3)
                                             ===========                           ============

                   U.S. HOME & GARDEN, INC. AND SUBSIDIARIES

                   NOTES TO PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL STATEMENTS
                                  (Unaudited)


NOTE A--BASIS OF PRESENTATION

Reference is made to the introduction at page PF-1


NOTE B--PRO FORMA ADJUSTMENTS

The pro forma adjustments to the condensed consolidated statement of operations are as follows:

(1) Amortization of excess of cost over fair value of net assets acquired over 30 years.

(2) No adjustment to interest expense since the lower interest rate offsets the increase in principal loan balances.

(3) Weighted average shares have been increased by 368,000 shares to reflect the exercise of approximately 2,385,000 common stock warrants and the issuance of 1,000,000 shares of common stock to the Weatherly shareholders as if they had occurred at the beginning of the year. Approximately 4.2 million additional shares deemed outstanding in connection with the earnings per share calculation using the modified treasury stock method. Interest savings of $450,000 calculated using the modified treasury stock method for calculating earnings per share. See Note 14 of the June 30, 1997 audited consolidated financial statements.

(4) To eliminate certain nonrecurring expenses including $6,000,000 buy-out of employment agreements, severance payments of $450,000, $248,000 salary expense relating to distribution of assets and nonrecurring interest expense of $271,000 associated with prior stockholders sale of the business.

(5) To adjust tax rate to U.S. Home and Garden's statutory tax rate.

===============================================================================
       No dealer, salesperson or any other person has been authorized to give any information or to make representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any of the selling stockholders or any of the underwriters. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy, any security other than the securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information in this Prospectus is correct as of any time subsequent to the date hereof.


                 --------------------------------------------
                               TABLE OF CONTENTS





                                               Page
                                             ---------
Prospectus Summary   .....................       3
Risk Factors   ...........................       9
Use of Proceeds   ........................      16
Dividend Policy   ........................      16
Capitalization ...........................      17
Price Range of Common Stock   ............      18
Selected Financial Data ..................      19
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations  ...........................      21
Business .................................      30
Management  ..............................      39
Principal and Selling Stockholders  ......      45
Certain Transactions .....................      46
Description of Securities  ...............      47
Underwriting   ...........................      49
Legal Matters  ...........................      51
Experts  .................................      51
Additional Information  ..................      51
Index to Financial Statements ............     F-1

===============================================================================

===============================================================================


                               6,000,000 Shares







                                   U.S. HOME
                                 & GARDEN INC.



                                 Common Stock







                                 ------------
                                  PROSPECTUS
                                 ------------


                            EVEREN Securities, Inc.


                            JOSEPHTHAL LYON & ROSS
                                  INCORPORATED






                                         , 1997



===============================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

     The estimated expenses payable by the Company to be incurred in connection with the distribution of the shares of Common Stock registered hereby (other than the underwriting discount) are as follows:

Item 13. Other Expenses of Issuance and Distribution.


SEC registration   ....................................    $9,932.00
NASD fee  .............................................     3,777.50
NASDAQ listing fee ....................................     7,500.00
Printing and engraving costs   ........................   185,000
Legal fees and expenses  ..............................   285,000
Accounting fees and expenses   ........................   165,000
Blue Sky fees and expenses  ...........................    60,000
Transfer agent and registrar fees and expenses   ......    10,000
Miscellaneous   .......................................    88,790.50
                                                        ------------
   Total  ............................................. $ 815,000

Item 14. Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

     Section 102(b) of the Delaware General Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation law; or (iv) any transaction from which the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunction relief, specific performance or other equitable relief against directors.

     Article Nine of the Company's Certificate of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 145 of the General Corporation law of the State of Delaware (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article Ten of the Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for: (i) any monetary damages for breaches of fiduciary duty of loyalty to the Company or its stockholders'; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing-violation of law; (iii) under Section 174 of the General Corporation of Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

     Reference is made to the Underwriting Agreement, the proposed form of which is filed as Exhibit 1.1 pursuant to which the Underwriters have agreed to indemnify all directors and certain officers of the Company and certain other persons against certain civil liabilities.

     Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Reference is made to the Underwriting Agreement, the proposed form of which is filed as Exhibit 1.1, pursuant to which the Underwriters agree to indemnify the directors and certain officers of the Registrant and certain other persons against certain civil liabilities.


Item 15. Recent Sales of Unregistered Securities.

     Between October 8, 1994 and June 20, 1995 the Company issued to persons who were officers, directors and non-officer employees and to two financial consultants stock options to purchase an aggregate of 694,500 shares of its common stock. These options have an average exercise price of $2.06 per share. During the fiscal year ended June 30, 1996 the Company issued to a total of 7 of its directors and employees options to purchase an aggregate of 620,000 shares of its common stock. These options have an average exercise price of $2.25 per share. During the fiscal year ended June 30, 1997 the Company issued to a total of five of its officers, directors or employees, and seven consultants and/or lending institutions options or warrants to purchase an aggregate of 2,315,000 shares of its common stock. The options and warrants have an average exercise price of $1.96 per share. Subsequent to June 30, 1997 the Company has issued to a total of eight officers and directors and four consultants options and warrants to purchase an aggregate of 798,000 shares of its common stock. These options have an average exercise price of $3.13. The foregoing issuances were made in private transactions pursuant to the exemptions from registration under the Securities Act of 1933 provided by
Section 4(2) of said act.


Item 16. Exhibits

     (a) Exhibits

 Exhibit
 Number     Description
---------   -----------
    1.1     Form of Underwriting Agreement***
    3.1     Certificate of Incorporation, as amended.*
    3.2     Bylaws of the Company, incorporated by reference to Exhibit 3(b) of the Company's
            Registration Statement on Form S-1 (Registration No. 33-45428).
    4.1     Specimen form of Common Stock Certificate.
    4.3     Form of Unit Purchase Option granted to D.H. Blair & Co.**
    4.4     Form of Public Warrant Agreement with respect to Class A Warrants.**
    4.5     Warrant Agreement with respect to Class B Warrants, incorporated by reference to Exhibit 4(c) of the Company's Registration Statement on Form S-3 (Registration No. 33-89800).
      5     Opinion of Tenzer Greenblatt LLP
    9.1     Voting Agreement among Joseph A. Owens, II, the Company, and Robert Kassel.+
    9.2     Voting Agreement among Richard M. Grandy, the Company and Robert Kassel.+
   10.1     Employment Agreement between the Registrant and Robert Kassel++
   10.2     Employment Agreement between the Registrant and Richard Raleigh++
   10.3     1991 Stock Option Plan, incorporated by reference to Exhibit 10.5 of the Company's
            Registration Statement on Form S-1 (Registration No. 33-45428).
   10.4     1995 Stock Option Plan.*
   10.5     Non-Employee Director Stock Option Plan.*
   10.6     Asset Purchase Agreement dated as of June 18, 1994 among the Company, Easy Gardener
            Acquisition Corp., Joseph A. Owens II, Richard M. Grandy and Easy Gardener, Inc.+
   10.7     1997 Stock Option Plan, incorporated by reference to Exhibit A to the Company's proxy statement dated May 27, 1997.
   10.8     Employment Agreement of Richard Grandy+++
   10.9     Lease with respect to the Company's executive offices, incorporated by reference to Exhibit 10.14 of the Company's Form 10-KSB for the fiscal year ended June 30, 1992.
   10.10    February 8, 1995 modification to lease with respect to the Company's executive offices.*
   10.11    May 6, 1997 modification to lease with respect to the Company's executive offices.+++

   10.12    Lease with respect to Weatherly's warehouse facilities in Paris, Kentucky.+++
   10.13    Form of Mergers and Acquisitions Agreement between the Company and D.H. Blair Investment
            Banking Corp.**
   10.14    Agreement dated as of April 16, 1996 between the Company and The Intrac Group.++
   10.15    Credit Agreement among Easy Gardener Acquisition Corp., the Company, The Provident Bank,
            as Administrative and Collateral Agent, and The Provident Bank and other certain lending institutions, dated as of August 9, 1996 (the "Credit Agreement").++
   10.16    First Amendment to the Credit Agreement.+++
   10.17    Second Amendment to the Credit Agreement.+++
   10.18    Third Amendment to the Credit Agreement.+++
   10.19    Lease and lease extension agreements between Crawford-Austin Mfg. Co. and Easy Gardener.*
   10.20    Warehouse lease, dated May 7, 1997, between Weatherly Consumer Products, Inc. and Sarah C.
            Leer.+++
   10.21    Purchase Agreement, dated as of August 9, 1996, by and among the Company, Easy Gardener,
            Weatherly and the Weatherly Stockholders (incorporated by reference to Exhibit 10.1 filed with the Company's Form 8-K for the event dated August 9, 1996).
   10.22    Lease Extension Agreement dated October 16, 1997 between Crawford-Austin Mfg. Co. and Easy
            Gardener.
   21       Subsidiaries of the Company.***
   23.1     Consent of Tenzer Greenblatt LLP (included in Exhibit 5)
   23.2     Consent of BDO Seidman, LLP
   24.1     Power of Attorney (included in the Registration Statement)

------------
* Incorporated by reference to the comparable exhibit filed with the Company's Form 10-KSB for the fiscal year ended June 30, 1995.

** Incorporated by reference to the exhibit filed under the same number in the Company's Registration Statement on Form SB-2 (file no. 33-61984).

*** Previously filed.

+ Incorporated by reference to the exhibit contained in the Current Report on Form 8-K filed by the Company for the event dated September 1, 1994.

++ Incorporated by reference to the exhibit contained on the Company's Form 10-KSB for the fiscal year ended June 30, 1996.

+++ Incorporated by reference to the comparable exhibit filed with the Company's Form 10-K for the fiscal year ended June 30, 1997.

     (b) Financial Statement Schedule
II-5 Report of Independent Certified Public Accountant on Financial Statement Schedule
II-6 Schedule II -- Valuation and Qualifying Accounts

Note: All other schedules have been omitted since the required information is contained in the Consolidated Financial Statements or because such schedules are not required.

Item 17. Undertakings.

       The undersigned registrant hereby undertakes:

       (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement;

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

       (3) To remove by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrar pursuant to any arrangement, provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       (4) The undersigned Registrant hereby undertakes that:

       (i) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (ii) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Report of Independent Certified Public Accountants on Financial Statement
                                    Schedule


Board of Directors
U.S. Home & Garden Inc.
 and Subsidiaries
San Francisco, California


The audits referred to in our report to U.S. Home & Garden Inc., dated August 1, 1997, except for Note 15 which is as of September 15, 1997, which is contained in the Prospectus constituting part of this Registration Statement included the audit of the schedule listed under Item 16(b) for each of the three years in the period ended June 30, 1997. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

In our opinion, such schedule presents fairly, in all material respects, the information set forth therein.


                                                  BDO Seidman, LLP


San Francisco, California
August 1, 1997

                   U.S. Home & Garden Inc. and Subsidiaries

                Schedule II -- Valuation and Qualifying Accounts

                                                    Charged to
                                      Beginning     Costs and      Writeoffs      Ending
                                       Balance      Expenses      of Accounts     Balance
                                     -----------   -----------   -------------   ---------
Allowance for Doubtful Accounts
 Year ended June 30, 1995   ......     $  5,000      $  3,000     $   (3,000)    $ 5,000
 Year ended June 30, 1996   ......        5,000       167,000        (17,000)    155,000
 Year ended June 30, 1997   ......      155,000       323,000       (164,000)    314,000
                                      =========     =========     ==========     =======

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of San Francisco, State of California, on the 10th day of November, 1997.

                                                  U.S. HOME & GARDEN INC.



                                                  By: /s/ Robert Kassel
                                                     --------------------------
                                                     Robert Kassel, President

     KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Kassel and Richard Raleigh severally, as his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or agent or substitute lawfully does or causes to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated:

         Signature                               Title                             Date
         ---------                               -----                             ----

     /s/ Robert Kassel        Chairman of the Board; President, Chief       November 10, 1997
 -----------------------      Executive Officer and Treasurer (Principal
       Robert Kassel          Executive and Financial Officer)


    /s/ Richard Raleigh       Chief Operating Officer and Director          November 10, 1997
 -----------------------
      Richard Raleigh

   /s Maureen Kassel          Vice President, Secretary and Director        November 10, 1997
 -----------------------
      Maureen Kassel

    /s/ Lynda Gustafson       Vice President of Finance (Principal          November 10, 1997
 -----------------------      Accounting Officer)
      Lynda Gustafson

            *                 Director                                      November 10, 1997
 -----------------------
       Fred Heiden

            *                 Director                                      November 10, 1997
 -----------------------
      Jon Schulberg

    * /s/ Robert Kassel
 -----------------------
      By Robert Kassel
    as attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number     Description
---------   -----------
    1.1     Form of Underwriting Agreement***
    3.1     Certificate of Incorporation, as amended.*
    3.2     Bylaws of the Company, incorporated by reference to Exhibit 3(b) of the Company's
            Registration Statement on Form S-1 (Registration No. 33-45428).
    4.1     Specimen form of Common Stock Certificate.
    4.3     Form of Unit Purchase Option granted to D.H. Blair & Co.**
    4.4     Form of Public Warrant Agreement with respect to Class A Warrants.**
    4.5     Warrant Agreement with respect to Class B Warrants, incorporated by reference to Exhibit 4(c) of the Company's Registration Statement on Form S-3 (Registration No. 33-89800).
      5     Opinion of Tenzer Greenblatt LLP
    9.1     Voting Agreement among Joseph A. Owens, II, the Company, and Robert Kassel.+
    9.2     Voting Agreement among Richard M. Grandy, the Company and Robert Kassel.+
   10.1     Employment Agreement between the Registrant and Robert Kassel++
   10.2     Employment Agreement between the Registrant and Richard Raleigh++
   10.3     1991 Stock Option Plan, incorporated by reference to Exhibit 10.5 of the Company's
            Registration Statement on Form S-1 (Registration No. 33-45428).
   10.4     1995 Stock Option Plan.*
   10.5     Non-Employee Director Stock Option Plan.*
   10.6     Asset Purchase Agreement dated as of June 18, 1994 among the Company, Easy Gardener
            Acquisition Corp., Joseph A. Owens II, Richard M. Grandy and Easy Gardener, Inc.+
   10.7     1997 Stock Option Plan, incorporated by reference to Exhibit A to the Company's proxy statement dated May 27, 1997.
   10.8     Employment Agreement of Richard Grandy+++
   10.9     Lease with respect to the Company's executive offices, incorporated by reference to Exhibit 10.14 of the Company's Form 10-KSB for the fiscal year ended June 30, 1992.
   10.10    February 8, 1995 modification to lease with respect to the Company's executive offices.*
   10.11    May 6, 1997 modification to lease with respect to the Company's executive offices.+++
   10.12    Lease with respect to Weatherly's warehouse facilities in Paris, Kentucky.+++
   10.13    Form of Mergers and Acquisitions Agreement between the Company and D.H. Blair Investment
            Banking Corp.**
   10.14    Agreement dated as of April 16, 1996 between the Company and The Intrac Group.++
   10.15    Credit Agreement among Easy Gardener Acquisition Corp., the Company, The Provident Bank,
            as Administrative and Collateral Agent, and The Provident Bank and other certain lending institutions, dated as of August 9, 1996 (the "Credit Agreement").++
   10.16    First Amendment to the Credit Agreement.+++
   10.17    Second Amendment to the Credit Agreement.+++
   10.18    Third Amendment to the Credit Agreement.+++
   10.19    Lease and lease extension agreements between Crawford-Austin Mfg. Co. and Easy Gardener.*
   10.20    Warehouse lease, dated May 7, 1997, between Weatherly Consumer Products, Inc. and Sarah C.
            Leer.+++
   10.21    Purchase Agreement, dated as of August 9, 1996, by and among the Company, Easy Gardener,
            Weatherly and the Weatherly Stockholders (incorporated by reference to Exhibit 10.1 filed with the Company's Form 8-K for the event dated August 9, 1996).
   10.22    Lease Extension Agreement dated October 16, 1997 between Crawford-Austin Mfg. Co. and Easy
            Gardener.
   21       Subsidiaries of the Company.***
   23.1     Consent of Tenzer Greenblatt LLP (included in Exhibit 5)
   23.2     Consent of BDO Seidman LLP
   24.1     Power of Attorney (included in the Registration Statement)

------------
* Incorporated by reference to the comparable exhibit filed with the Company's Form 10-KSB for the fiscal year ended June 30, 1995.

** Incorporated by reference to the exhibit filed under the same number in the Company's Registration Statement on Form SB-2 (file no. 33-61984).

*** Previously filed.

+ Incorporated by reference to the exhibit contained in the Current Report on Form 8-K filed by the Company for the event dated September 1, 1994.

++ Incorporated by reference to the exhibit contained on the Company's Form 10-KSB for the fiscal year ended June 30, 1996.

+++ Incorporated by reference to the comparable exhibit filed with the Company's Form 10-K for the fiscal year ended June 30, 1997.